
06013372

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Ferrovial

*CURRENT ADDRESS

PROCESSED

MAY 15 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4939 FISCAL YEAR 12-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/12/06

File No. 82-4939



presentation of earnings

January-December 2005

ferrovial

Contents

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

Basis of presentation

✓ **Adoption of International Financial Reporting Standards (IFRS)**

The financial information herein relating to 2005 compared with 2004 was drafted, for both periods, under the new accounting standards adopted by the European Union for drafting the financial statements of listed consolidated groups from 1 January 2005.

IAS 32 and 39 are applied to financial assets in both periods.

On the date of publication of this report, the application of IFRS for concession companies is somewhat undefined since, although general IFRS are applicable to them, a definitive interpretation of the specific regime applicable to concessions has yet to be published.

The draft interpretations (D12, D13 and D14) were published by IFRIC in early 2005 and envisage the possibility of not applying them pending the final wording, provided that the accounting principles established in IFRS are adopted. Grupo Ferrovial has presented its 2005 earnings under IFRS by adopting the following approaches:

- IFRIC's interpretations regarding the two proposed models (intangible asset and financial asset) are not applied.

- The financial expenses following the completion of the construction period are not capitalised.

- Concession assets are depreciated on a straight-line basis with the exception of the assets in Chile whose concession period depends on attainment of a pre-set level of revenues, apart from Temuco-Río Bueno (Ruta de los Ríos).

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

Highlights in 2005

✓ **Award of the Mantua-Cremona toll road in Italy (December)**

Cintra was provisionally awarded the concession to design, build, finance and operate a toll road between the cities of Cremona and Mantua in northern Italy. The 59.3-kilometre road, under a 55-year concession, represents an investment of 943.8 million euro.

✓ **Sale of stake in ONO for 145 million euro (November)**

Ferrovial sold its 9.59% stake in ONO. The deal amounted to 145 million euro and generated 38.9 million euro in net gains.

✓ **Acquisition of 100% of independent handling operator Swissport (August)**

Ferrovial acquired 100% of Swissport, one of the world's leading handling companies, which operates at over 170 airports in 40 countries. The deal amounted to 642 million euro, including debt (302 million euro).

✓ **Acquisition of 100% of US construction company Webber (August)**

Ferrovial agreed to buy 100% of Texan group Webber, which specialises in infrastructure civil engineering, recycling of aggregates and extraction and supply of sand in Texas, the second-largest infrastructure market in the US. The transaction totalled 220 million USD (179 million euro).

✓ **Chicago Skyway refinancing completed - Recovery of 44% of initial investment (August)**

CINTRA completed refinancing of the Chicago Skyway toll road on 16 August, enabling it to recoup 44% of its initial investment by collecting 206 million USD (approximately 166 million euro).

✓ **Preawarded of the M3 toll road in Ireland (July)**

A consortium led by Cintra (75% stake) was selected by Ireland's National Roads Authority (NRA) to negotiate a concession for the M3 toll road. The NRA invited the consortium to discuss any amendments that may be needed in the road design in order to address archaeological issues. The invitation does not constitute a firm award. The project includes building, operating and maintaining a 50-kilometre toll road between Clonee and North Kells, to the northwest of Dublin. The project is estimated to cost 600 million euro and the concession will run for 45 years.

✓ **Award of the M-203 toll road (July)**

Cintra obtained the concession to build and operate the M203 toll road in Madrid (Spain). The investment in the project is expected to total 78.5 million euro. The concession period is 30 years.

✓ **Refinancing of Bristol Airport (May)**

The refinancing of Bristol Airport was completed in May with a credit line of 515 million pounds (770 million euro).

✓ **Acquisition of an additional 33% of Tube Lines (January)**

An additional 33% of Tube Lines was acquired in January 2005.

✓ **Favourable ruling for 407 ETR (January)**

In January 2005, the Ontario Superior Court ruled in favour of 407 ETR Concession Company Limited and rejected the appeal by Ontario Province. The court declared that 407 ETR was not obliged to ask the Ontario government for permission (change request) to raise tolls.

Subsequent events

✓ **Ferrovial is considering an offer for 100% of UK company BAA (February)**

On 8 February, Ferrovial announced that it was considering making an offer for the entire share capital of BAA plc (BAA) issued and to be issued. If the bid is launched, it would be in cash and through a consortium.

✓ **Cintra was selected as preferred bidder for a concession to maintain and operate the Indiana Toll Road (January)**

Cintra was selected as preferred bidder for a 75-year concession to maintain and operate the Indiana Toll Road (ITR). The project represents a total investment of approximately 3.85 billion USD (3.173 billion euro).

1. Key figures

Net income amounted to 415.8 million euro, a 21.3% decrease on 2004.

Excluding the result of Cintra's IPO in 2004, **net income grew 43.5%.**

EBIT grew by 21.6% to 871.3 million euro.

Financial

	2005	2004	Chg (%)
Net income	415.8	528.6	-21.3
Pro-forma net income	415.8	289.8	43.5
EBITDA	1,301.1	1,065.5	22.1
EBIT	871.3	716.8	21.6
Net revenues	8,989.1	7,254.0	23.9
Net financial debt	-271.8	139.0	
Leverage	9%	-	
Gross capital expenditure	1,664.6	389.3	

Operating

	2005	2004	Chg. %
Construction backlog	7,500	6,721	11.6
Real estate pre-sales	788	694	13.5
Real Estate backlog	1,085	999	8.6
Services backlog	7,174	4,973	44.3
Amey	4,223	2,822	49.6
Excluding Amey and Swissport	2,950	2,151	37.2
Toll road traffic (ADT)			
Autema	19,586	18,326	6.9
Ausol I	19,973	19,340	3.3
Ausol II	18,286	16,565	10.4
407 ETR (VKT '000)	2,064.1	1,959.5	5.3
Chicago Skyway	48,241		
Airport traffic (thousand pax)			
Sydney	28,654	27,531	4.1
Bristol	5,154	4,607	11.9
Belfast	2,210	2,064	7.1
Parking spaces	238,200	207,447	14.8

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

1.1 Breakdown by division

Revenues	2005	2004	Chg. (%)
Construction	4,387.3	3,583.0	22.4
Inmobiliaria	813.6	768.1	5.9
Infrastructure	760.3	614.0	23.8
Services	3,200.1	2,444.5	30.9
Adjustments	-172.2	-155.6	
Total	**8,989.1**	**7,254.0**	**23.9**

EBITDA	2005	2004	Chg (%)
Construction	314.5	293.0	7.3
Real estate	169.4	149.5	13.3
Infrastructure	479.5	384.0	24.9
Services	335.3	237.5	41.2
Adjustments	2.4	1.5	
Total	**1,301.1**	**1,065.5**	**22.1**

EBIT	2005	2004	Chg (%)
Construction	209.8	169.8	23.6
Real estate	156.0	144.9	7.7
Infrastructure	301.9	246.1	22.7
Services	215.3	158.9	35.5
Adjustments	-11.7	-2.9	
Total	**871.3**	**716.8**	**21.6**

Pro-forma EBT	2005	2004	:hg. (%)
Construction	241,2	212,6	13,5
Real estate	118,7	103,7	14,5
Infrastructure	-18,2	-73,0	
Services	179,2	101,8	76,0
Other	40,5	-9,2	
Total	**561,4**	**335,9**	**67,1**

Pro-forma Net income	2005	2004	:hg. (%)
Construction	156.4	138.9	12.6
Real estate	78.7	67.0	17.5
Infrastructure	23.0	0.5	
Services	123.9	95.7	29.5
Other	33.8	-12.3	
Total	**415.8**	**289.8**	**43.5**

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

2. Analysis of income statement

2.1 Pro-forma income statement

Note: In order to make the figures homogeneous and comparable between periods, the effect of the Cintra IPO in 2004 is not included. Annex II contains the income statement per mercantile legislation, which does include that effect.

	2005	2004	Chg. (%)
NET REVENUES	**8.989,1**	**7.254,0**	**23,9**
Other revenues	76,5	68,3	12,0
Change in finished product and product-in-process inventorie	142,7	79,9	78,6
Total operating revenues	**9.208,3**	**7.402,2**	**24,4**
External and operating expenses	6.000,1	4.800,4	25,0
Personnel expenses	1.907,1	1.536,6	24,1
EBITDA	**1.301,1**	**1.065,5**	**22,1**
EBITDA margin	**14,5%**	**14,7%**	
Period depreciation	332,5	244,0	36,3
Variation in operating provisions	97,3	104,5	-6,8
Total operating expenses	**8.337,0**	**6.685,5**	**24,7**
EBIT	**871,3**	**716,8**	**21,6**
EBIT margin	**9,7%**	**9,9%**	
Financial result	**-390,5**	**-350,2**	
Financial result of concession ? ?companies	*-375,1*	*-339,4*	
Financial result of other companies	*-15,3*	*-10,8*	
Equity-accounted affiliates	7,6	-2,2	
Other income	73,0	-28,5	
EBT? ?	**561,4**	**335,9**	**67,1**
Corporate income tax	-173,3	-108,7	59,3
CONSOLIDATED INCOME	**388,1**	**227,2**	**70,8**
Minority interest	27,7	30,8	10,2
NET INCOME FROM CONTINUING OPERATIONS	**415,8**	**258,0**	**61,2**
Net income from discontinued operations	0,0	31,8	
TOTAL NET INCOME	**415,8**	**289,8**	**43,5**

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

2.2 Net revenues

Net sales increased by 23.9%. Excluding the integration of Swissport and Webber and the additional 33% of Tube Lines, net sales would have risen by 13.6%.

Net sales by activity:

Revenues	2005	2004	Chg. (%)
Construction	4,387.3	3,583.0	22.4
Real estate	813.6	768.1	5.9
Infrastructure	760.3	614.0	23.8
Services	3,200.1	2,444.5	30.9
Adjustments(*)	-172.2	-155.6	
Total	**8,989.1**	**7,254.0**	**23.9**

Growth in revenue was due to:

- Consolidation of an additional 33% of Tube Lines (February) as well as Webber (15 September) and Swissport (1 October).
- Strong performance by the Construction division in Spain (+13.9%) and other countries (+49.5%). The consolidation of Webber increased revenues by 89 million euro.
- In Services, the fastest-growing division in terms of revenues, the cancellation of maintenance contracts with Network Rail was offset by significant organic growth and the consolidation of an additional 33% of Tube Lines (396 million euro in revenues) and of Swissport (261 million euro).
- Growth in the Infrastructure division was due to good traffic performance, consolidation of Chicago Skyway and three months more of the R-4, and the change in consolidation method for car park company Eguisa[1].

(1) Consolidation of 100% of Eguisa following the acquisition of the remaining 57.1% in October. Eguisa was previously equity-accounted.

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

The breakdown of sales by region is as follows:

	2005	%	2004	%	Chg. (%)
Spain	**5,099**	**57%**	**4,577**	**63%**	**11.4%**
UK	1,834	20%	1,441	20%	27.3%
Canada and USA	411	5%	237	3%	73%
Poland	711	8%	499	7%	42.5%
Chile	253	3%	166	2%	52.0%
Rest of Europe	638	7%	298	4%	114.2%
Rest of world	42	0%	36	0%	17.7%
Total International	**3,890**	**43%**	**2,677**	**37%**	**45.3%**
TOTAL	**8,989**	**100%**	**7,254**	**100%**	**23.9%**

International sales grew 45.3% due mainly to the consolidation of an additional stake in Tube Lines and of Webber and Swissport, which accounted for a combined total of 746.6 million euro in revenues. Excluding the main changes in consolidation, sales would have grown 17.4%.

Sales grew fast in international construction (+49.5%) due to a larger volume of construction work (mainly Ireland and Portugal) and to Budimex.

2.3 EBITDA

EBITDA grew 22.1%, in line with revenues. Excluding the main changes in consolidation, EBITDA would have grown 14.1%. The EBITDA margin narrowed slightly (from 14.7% to 14.5%) due to the consolidation of companies with lower margins (Webber 9.9% and Swissport 5.6%).

The individual business lines performed as follows

EBITDA	2005	2004	Chg. (%)
Construction	314.5	293.0	7.3
Real estate	169.4	149.5	13.3
Infrastructure	479.5	384.0	24.9
Services	335.3	237.5	41.2
Adjustments	2.4	1.5	
Total	**1,301.1**	**1,065.5**	**22.1**

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

EBITDA by division

	2005	2004
Construction	24%	28%
Real Estate	13%	14%
Infrastructure	37%	36%
Services	26%	22%

Recurring activities account for 63% of EBITDA (up 31%), compared with 9% EBITDA growth in cyclical activities (Construction and Real Estate).

In 2005, foreign activities increased their contribution to EBITDA to 47% (+30% year-on-year), compared with approximately 16% EBITDA growth in domestic activities.

EBITDA by country

	2005	%	2004	%	Chg. (%)
Spain	**683.8**	**53%**	**591.0**	**55%**	**15.7%**
UK	191.8	15%	124.8	12%	53.7%
Canada and USA	247.6	19%	172.4	16%	43.7%
Poland	8.1	1%	49.8	5%	-83.8%
Chile	74.1	6%	65.4	6%	13.3%
Rest of Europe	92.6	7%	60.7	6%	52.5%
Rest of world	3.2	0%	1.5	0%	112.0%
Total International	**617.4**	**47%**	**474.5**	**45%**	**30%**
TOTAL	**1,301.1**	**100%**	**1,065.5**	**100%**	**22.1%**

2.4 Depreciation and amortisation

This item increased by 36%, with growth in all business areas.

	2005	2004
Construction	54.1	32.6
Real estate	1.9	2.5
Infrastructure	166.9	130.2
Services	108.1	76.8
Other	1.4	2.0
Total	**332.4**	**244.2**

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

2.5 Provisions

Provisions decreased slightly (by 7.2 million euro), with a decline in construction (mainly Budimex) and an increase in the other divisions.

	2005	2004
Construction	50.5	90.4
Real estate	11.4	2.1
Infrastructure	10.7	7.7
Services	11.9	1.7
Other	12.7	2.5
Total	**97.3**	**104.5**

2.6 EBIT

EBIT grew 21.6%, in line with revenues. Margins improved in Construction, Real Estate and Services, despite consolidation in the latter division of Swissport. Excluding the main changes in consolidation, EBIT would have grown 14.9%.

The individual business lines performed as follows:

EBIT	2005	2004	Chg (%)
Construction	209.8	169.8	23.6
Real estate	156.0	144.9	7.7
Infrastructure	301.9	246.1	22.7
Services	215.3	158.9	35.5
Adjustments	-11.7	-2.9	
Total	**871.3**	**716.8**	**21.6**

Ferrovial - Results January - December 2005 - Audited figures, in million euro ferrovial

EBIT by division:

	2005	2004
Construction	24%	24%
Real estate	18%	20%
Infrastructure	34%	34%
Services	24%	22%

Recurring businesses (Infrastructure and Services) **accounted for 58% of EBIT (+28% year-on-year),** compared with 16% growth in cyclical activities (Construction and Real Estate).

In 2005, foreign activities increased their contribution to EBIT to 46% (+35% year-on-year), compared with approximately 12% EBIT growth in domestic activities.

EBIT by country:

	2005	%	2004	%	Chg. (%)
Spain	**467.5**	**54%**	**417.7**	**58%**	**11.9%**
UK	133.6	15%	90.6	13%	47.5%
Canada and USA	162.2	19%	119.9	17%	35.3%
Poland	-2.3	0%	-7.1	-1%	-67.4%
Chile	55.9	6%	47.5	7%	17.7%
Rest of Europe	48.8	6%	45.8	6%	6.6%
Rest of world	5.6	1%	2.5	0%	124.9%
Total International	**403.8**	**46%**	**299.1**	**42%**	**35.0%**
TOTAL	**871.3**	**100%**	**716.8**	**100%**	**21.6%**

2.7 Financial result

	2005	2004
Concession companies	*-375.1*	*-339.4*
Rest of group	-15.3	-10.8
Financing result	-20.8	-26.1
Other financial result	5.5	15.3
Total	**-390.5**	**-350.2**

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

Concession companies

The higher **financial result of "Concession companies"** with respect to 2004 is due to the following:

Positive effect:

- non-recurring revenue due to release of a 40 million euro provision at Autopista del Maipo. That provision had been booked to cover future payments under the Exchange Rate Hedge Mechanism (MCC). The MCC involved a fluctuation band of 10% around the exchange rate established by the State. The fluctuation band was eliminated by the signature, on 17 May, of a new cross currency swap, which also establishes an exchange rate that is more advantageous to the road operator. The cancellation of the MCC at Autopista del Maipo did not generate any additional cost for the concession company since it had the option to eliminate it at any time at no cost.

Negative effect:

- Greater indebtedness due to the inclusion of debt for the new R4 and Chicago Skyway toll roads, and releveraging of Bristol airport and Chicago Skyway (the latter contributed a financial expense of 56.6 million euro in 2005).
- Expenses of early repayment of the initial debt on Chicago Skyway, amounting to 14 million euro. These financial expenses are non-recurring.

Breakdown of the "Rest of group" financial result:

	2005	2004
Financing result	-20.8	-26.1
Other financial result	5.5	15.3
Total rest of Group	**-15.3**	**-10.8**

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

The "Financing result" decreased on 2004 due to a lower net debt balance in 2005.

"Other financial results" include default interest, surety and mortgage expenses, etc. The decrease in financial revenues in 2005 is mainly because the company collected less default interest (17.4 million euro vs. 23.2 million euro in 2004) due to an exceptional collection of 7 million euro for a single project in 2004.

2.8 Equity-accounted affiliates

Equity-accounted affiliates contributed 7.6 million euros (-2.2 million euro in 2004). The difference is due principally to better performance by Sydney airport, which contributed a profit of 4.4 million euro in 2005, compared with a loss in 2004.

2.9 Other income

The non-recurring income in the period amounted to 73 million euro, most of which came from the sale of the stake in ONO (45.7 million euro) and 5% of Ausol (31.4 million euro).

2.10 Taxes

The book expense for taxes totalled 173.3 million euro, implying a tax rate of 30.9%, slightly less than the 32.4% in 2004.

2.11 Net income from discontinued operations

The income of businesses being divested is recognised in this item under IFRS. The 31.8 million euro in 2004 reflect the sale in September 2004 of the water

Ferrovial - Results January - December 2005 - Audited figures, in million euro ferrovial

business (Services division), so that amount contains the net gain on the sale and the net income posted until the sale date.

2.12 Net income

Net income totalled 415.8 million euro in 2005, i.e. 43.5% more than the pro forma 2004 figure of 289.8 million euro.

In 2004, net income per mercantile legislation, including the results of Cintra's IPO, amounted to 528.6 million euro; therefore, net income decreased by 21.3% in 2005 per mercantile legislation.

Excluding non-recurring effects in both periods, net income would have increased by 31.6%:

	2005	2004	Chg. (%)
Total net income	**415.8**	**528.6**	**-21.3**
Cintra IPO		238.8	
Pro-forma net income	**415.8**	**289.8**	**43.5**
Net non-recurring income:	**75.7**	**31.4**	
Sale of 5% of Ausol	16.9		
Release of financial provision at Maipo	19.9		
Sale of ONO	38.9		
Sale of water business		31.4	
Pro-forma net income excluding non-recurring	**340.1**	**258.4**	**31.6**

Ferrovial - Results January - December 2005 - Audited figures, in million euro

3. Analysis by business area

3.1 Construction

	2005	2004	Chg. (%)
Revenues	4,387.3	3,583.0	22.4
EBITDA	314.5	293.0	7.3
EBITDA margin	7.2%	8.2%	
EBIT	209.8	169.8	23.6
EBIT margin	4.8%	4.7%	
EBT	241.2	212.6	13.5
EBT margin	5.5%	5.9%	
Backlog	7,500	6,721	11.6
Inversión	288	31	

This division's revenues increased sharply (+22.4%) due to positive performance in Spain (+14%) and other countries (+49.5%). International construction grew based on:

- Contribution from Budimex (+37%) as a result of a 51% increase in the backlog in 2005.
- Strong performance in Chile, Ireland and Portugal. As a result of this pace of execution, the N4/N6 toll road in Ireland was opened ten months ahead of schedule.
- The consolidation of Webber contributed 89 million euro.

Sales by region and type of construction:

	2005	%	2004	%	Chg. (%)
Spain	2,993	68%	2,629	73%	13.9%
Civil engineering	1,578	36%	1,223	34%	29.0%
Residential building	828	19%	791	22%	4.7%
Non-residential building	588	13%	615	17%	-4.4%
Industrial	104	2%	98	3%	5.9%
International	1,290	29%	863	24%	49.5%
Budimex	674	15%	489	14%	37.8%
Webber	89	2%			
Rest of international	526	12%	373	10%	43.6%
Total	**4,387**	**100%**	**3,583**	**100%**	**22.4%**

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

EBITDA underperformed revenues due to lower results at Budimex, which also had an effect on the EBITDA margin (-100 basis points). Excluding the impact of Budimex, EBITDA would have been similar to 2004.

The EBIT margin was 4.8%, i.e. higher than the 4.7% registered in 2004, even though Budimex accounted for a larger proportion of total sales, and both machinery depreciation and bidding expenses were higher.

The backlog increased by 11.6% to 7.5 billion euro, equivalent to 20 months' work. Webber's backlog amounts to 453 million euro. Excluding Webber, the backlog would have increased by 4.9% on 2004. That growth is notable in a year in which sales, excluding Webber, increased by 20%, the fastest organic growth since the IPO.

The **backlog** by region and type of construction:

	2005	%	2004	%	Chg. (%)
Spain	**5,001**	**67%**	**4,360**	**65%**	**14.7%**
Civil engineering	2,972	40%	2,531	38%	17.4%
Residential building	1,121	15%	1,059	16%	5.8%
Non-residential building	909	12%	769	11%	18.1%
Industrial	**661**	**9%**	**678**	**10%**	**-2.5%**
International	**1,838**	**25%**	**1,684**	**25%**	**9.1%**
Budimex	547	7%	617	9%	-11.4%
Webber	453	6%	-	-	-
Rest of international	838	11%	1,067	16%	-21.5%
Total	**7,500**	**100%**	**6,721**	**100%**	**11.6%**

Investments include the acquisition of Webber (179 million euro) and of heavy machinery, principally tunnel-boring machines. Excluding that acquisition, investment in tangible assets (78.0 million euro) tripled with respect to 2004 (24.2 million euro).

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

Construction data excluding Budimex and Webber

	2005	2004	Chg. (%)
Revenues	3,623.8	3,093.7	17.1
EBITDA	295.7	257.7	14.7
EBITDA margin	8.2%	8.3%	
EBIT	205.0	172.8	18.6
EBIT margin	5.7%	5.6%	
EBT	234.3	207.0	13.2
EBT margin	6.5%	6.7%	
Backlog	6,500	6,104	6.5

Budimex figures

	2005	2004	Chg. (%)
Revenues	674,2	489,3	37,8
EBITDA	10,0	35,3	-71,7
EBITDA margin	1,5%	7,2%	
EBIT	0,3	-3,0	-
EBIT margin	0,0%	-0,6%	
EBT	2,8	5,6	-50,0
EBT margin	0,4%	1,1%	
Backlog	547	617	-11,4

In local currency terms, sales increased by 25% and the backlog decreased by 16% on 2004.

The Polish zloty depreciated by 9% against the euro in 2005.

Webber figures *(since 15 September 2005)*

	2005	2004	Chg. (%)
Revenues	89.3		
EBITDA	8.8		
EBITDA margin	9.9%		
EBIT	4.5		
EBIT margin	5.0%		
EBT	4.1		
EBT margin	4.6%		
Backlog	453		

Ferrovial - Results January - December 2005 - Audited figures, in million euro ferrovial

3.2 Real estate

	2005	2004	Chg. (%)
Revenues	813.6	768.1	5.9
EBITDA	169.4	149.5	13.3
EBITDA margin	20.8%	19.5%	
EBIT	156.0	144.9	7.7
EBIT margin	19.2%	18.9%	
EBT	118.7	103.7	14.5
EBT margin	14.6%	13.5%	
Pre-sales	788	694	13.5
Backlog	1,085	999	8.6
Land purchases	339	213	

Total revenues increased slightly, boosted mainly by land sales (up 2.5-fold on 2004), which offset the slight decrease in the deliver of property development and lower tertiary activity.

EBITDA grew faster than revenues due mainly to land sales, which have wider margins than other activities.

Pre-sales increased by 13.5% and the backlog by 8.6%, overcoming the slight deceleration of approximately 4% in both in 2004.

The large backlog ensures stable activity for the next 16 months.

Because of inflation in land prices, the company acquired land at earlier stages of development. Gross land purchases increased significantly on 2004 (+60%). Adjusting for land sales in both years (154.6 million euro and 61.7 million euro), net land purchases increased by just 34 million euro. The company began to invest in land in Poland (35.8 million euro).

The change in growth in this activity in the last three years and the different land purchase and rotation policies were reflected in funds from operations. In 2002, with a 65% increase in sales, funds from operations totalled -185 million euro. In 2005, funds from operations amounted to 61 million euro.

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

The breakdown by business line is as follows:

	2005	2004	Chg. (%)
Total property development			
Revenues	534.0	571.3	-7
EBITDA	122.1	145.3	-16
As % of revenues	22.9%	25.4%	
Land sales			
Revenues	154.6	61.7	151
EBITDA	54.9	13.1	319
As % of revenues	35.5%	21.2%	
Realty brokerage (Don Piso)			
Revenues	119.7	108.4	10
EBITDA	17.0	14.4	18
As % of revenues	14.2%	13.3%	
Tertiary			
Revenues	5.3	26.8	-80
EBITDA	4.0	6.8	-41
As % of revenues	75.5%	25.4%	
Intercompany adjustments			
Revenues	0.0	-0.1	
EBITDA	0.0	0.0	
Operating expenses	**-42.0**	**-34.7**	**21**
Operating income	**156.0**	**144.9**	**8**
EBIT margin	19.2%	18.9%	

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

3.3 Infrastructure

The key financial figures are as follows:

	2005	2004	Chg. (%)
Revenues	760.3	614.0	23.8
EBITDA	479.5	384.0	24.9
EBITDA margin	63.1%	62.5%	
EBIT	301.9	246.1	22.7
EBIT margin	39.7%	40.1%	
EBT	-18.2	-73.0	-75.1
EBT margin	-2.4%	-11.9%	
Investment in project equity	430	193	

Revenues improved by 23.8% due to the first-time consolidation of the Chicago Skyway (effective 24 January), the opening of the R-4 road on 7 April 2004, good traffic performance at toll roads and airports, and growth in the car park business.

EBT includes the non-recurring gain on the sale of 5% of Ausol (31.6 million euro) and the release of the 40 million euro provision booked at Autopista del Maipo to cover future payments under the Exchange Rate Hedge Mechanism (MCC).

Investment in project equity increased significantly due to the 375 million euro investment in Chicago Skyway.

Toll roads

	2005	2004	Chg. (%)
Revenues	579.4	456.4	27.0
EBITDA	422.2	328.9	28.4
EBITDA margin	72.9%	72.1%	
EBIT	267.4	210.8	26.9
EBIT margin	46.2%	46.2%	

Toll road revenues increased by 27%, driven mainly by the 40.7 million euro contribution from Chicago Skyway (consolidated in February 2005). Excluding that effect, revenues would have grown 18%.

Traffic performed well, particularly at 407 ETR, where there was an increase in both the number of vehicles and the average distance travelled. The **407 ETR increased tolls** on 7 February 2005. The 2005 tolls were **7.2% higher at peak hours** (up to 14.95 Canadian cents per kilometre). Despite that increase, vehicle kilometres travelled (VKT) increased by 5.3% between January and December 2005.

Since tolls were deregulated in 2003, they have increased by 30%, while VKT have increased by 14% on 2002.

The toll approved for 2006, which came into force in February, means an 8.7% increase for passenger vehicles at peak hours.

Main toll roads:

ETR 407	2005	2004	Chg. (%)	Change in local currency
Revenues	280,5	237,2	18,3	10,5
EBITDA	213,0	172,7	23,3	
EBITDA margin	75,9%	72,8%		
Traffic				
Daily trips	283.855	271.892	4,4	
VKT (thousands)	2.064,1	1.959,5	5,3	

Ferrovial – ResultsJanuary - December 2005 – Audited figures, in million euro

Chicago Skyway

	2005	2004	Chg. (%)	Change in local currency
Revenues	40,7	-	-	-
EBITDA	29,9	-	-	
EBITDA margin	73,5%	-	-	
Traffic				
Daily trips	48.241	-	-	

Ausol

Ausol total	**2005**	**2004**	**Chg. (%)**
Revenues	57.3	52.8	8.5
EBITDA	49.4	42.8	15.4
EBITDA margin	86.2%	81.1%	
Ausol I			
Revenues	46.2	43.0	7.4
EBITDA	40.9	35.4	15.5
EBITDA margin	88.5%	82.3%	
ADT	19,973	19,340	3.3
Ausol II			
Revenues	11.2	9.8	14.3
EBITDA	8.5	7.4	14.9
EBITDA margin	75.9%	75.5%	
ADT	18,286	16,565	10.4

Autema

	2005	**2004**	**Chg. (%)**
Revenues	36.7	33.7	8.9
EBITDA	29.2	25.9	12.7
EBITDA margin	79.6%	76.9%	
ADT	**19,586**	**18,326**	**6.9**

Ferrovial - Results January - December 2005 - Audited figures, in million euro **ferrovial**

M-45

	2005	2004	Chg. (%)
Revenues	22.6	21.1	7.1
EBITDA	21.5	20.5	4.9
EBITDA margin	95.1%	97.2%	
ADT	**79,368**	**80,280**	**-1.1**

R-4

	2005	2004	Chg. (%)
Revenues	13.4	8.4	59.5
EBITDA	4.5	3.6	25.0
EBITDA margin	33.6%	42.9%	
ADT	**7,268**	**6,419**	**13.2**

Chilean toll roads

	2005	2004	Chg. (%)
Revenues	88.9	76.1	16.8
EBITDA	63.5	54.2	17.2
EBITDA margin	71.4%	71.2%	

Algarve

	2005	2004	Chg. (%)
Revenues	31.8	30.2	5.3
EBITDA	27.2	26.2	3.8
EBITDA margin	85.5%	86.8%	
ADT	**18,677**	**17,959**	**4.0**

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

Cintra recouped 44% of its initial investment in Chicago Skyway after completing a 1.55 billion USD refinancing deal in August. Cintra collected a total of 206 million USD (approximately 166 million euro) as a special distribution. The operation will also improve shareholder IRR (internal rate of return) by over 150 basis points.

The refinancing included a 1.4 billion USD bond placement in the US market (the largest-ever toll road bond placement in the US), and a 150 million USD subordinated loan. The refinancing deal came seven months after the acquisition of Chicago Skyway and five months after closure of a 1.19 billion USD syndicated senior non-recourse credit line to finance the acquisition.

The bond comprises two series: Series B for an amount of 961 million USD, maturing in 21 years; and Series A (bullet) for an amount of 439 million USD, maturing in 12 years. The bonds are FRNs (floating-rate notes) and will be converted into fixed rate (both series) and zero coupon (B series) by means of swaps. Moreover, this structure provides greater flexibility for refinancing in the future. The bond issue is rated Aaa by Moody's and AAA by S&P. Monoline insurer FSA guarantees payment of the bond coupon and principal.

Airports

This division includes 100% of Belfast City and Cerro Moreno (Chile) airports, which are fully consolidated, 50% of Bristol airport, which is proportionally consolidated, and Sydney airport, which is equity-accounted.

	2005	2004	Chg. (%)
Revenues	65.8	60.0	9.7
EBITDA	24.1	22.9	5.2
EBITDA margin	36.6%	38.2%	
EBIT	16.5	13.1	26.0
EBIT margin	25.1%	21.8%	

The highlight in 2005 was the refinancing of Bristol Airport in May with a credit line of 515 million GBP (770 million euro).

Airports contributed net income of 7.4 million euro, compared with a net loss of 3.5 million euro in 2004. That improvement was due mainly to higher earnings at Sydney airport (equity-accounted), which contributed 4.4 million euro in income, compared with 2 million euro in losses in 2004.

Main airports:

Sydney				
	2005	**2004**	**Chg. (%)**	**Change in local currency**
Revenues	384,2	337,6	13,8	9,6
EBITDA	313,9	272,5	15,2	
EBITDA margin	81,7%	80,7%		
EBIT	228,3	186,2	22,6	
EBIT margin	59,4%	55,2%		
Passengers (000)				
International	18.832	18.207	3%	
Domestic	9.822	9.324	5%	
Total	**28.654**	**27.531**	**4%**	

Bristol				
	2005	**2004**	**Chg. (%)**	**Change in local currency**
Revenues	36,0	33,3	8,0	8,6
EBITDA	20,9	19,6	6,6	
EBITDA margin	58,1%	58,9%		
EBIT	18,6	17,4	6,9	
EBIT margin	51,7%	52,3%		
Passengers (000)				
International	1.394	1.306	7%	
Domestic	3.760	3.301	14%	
Total	**5.154**	**4.607**	12%	

Belfast				
				Change in
	2005	2004	Chg. (%)	local currency
Revenues	27,4	24,6	11,4	12,0
EBITDA	3,5	0,5	-	
EBITDA margin	12,8%	2,0%		
EBIT	3,5	0,5	-	
EBIT margin	12,8%	2,0%		

Passengers (000)			
International	-	-	-
Domestic	2.210,0	2.064,0	7%
Total	**2.210,0**	**2.064,0**	**7%**

Car parks

	2005	2004	Chg. (%)
Revenues	119.9	101.4	18.2
EBITDA	41.7	33.2	25.6
EBITDA margin	34.8%	32.7%	
EBIT	26.5	23.1	14.7
EBIT margin	22.1%	22.8%	
Parking spaces	238,200	207,447	14.8

Strong revenue growth (+18.2%) was due mainly to an improvement in on-street parking revenues and the full consolidation of Eguisa. The number of parking spaces increased significantly due mainly to the award in October of the car park at Barajas airport's new terminal 4, with 14,000 spaces in operation.

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

3.4. Services

	2005	2004	Chg. (%)
Revenues	3,200.1	2,444.5	30.9
EBITDA	335.3	237.5	41.2
EBITDA margin	10.5%	9.7%	
EBIT	215.3	158.9	35.5
EBIT margin	6.7%	6.5%	
EBT	179.2	101.8	76.0
EBT margin	5.6%	4.2%	
Backlog	7,174	4,973	44.3
Capital expenditure	935	120	

In 2005, the company acquired an additional 33% of Tube Lines (which manages three London Underground lines) and moved into airport handling by acquiring Swissport. The additional stake in Tube Line was consolidated in February 2005, and Swissport was consolidated in October 2005.

Ferrovial acquired 100% of Swissport, one of the world's leading handling companies, which operates at over 170 airports in 40 countries. The transaction valued Swissport at 1.002 billion CHF (641.6 million euro). Ferrovial paid 339 million euro for Swissport's shares and assumed its 302.6 million euro debt.

The 2005 figures do not include the Network Rail contracts (cancelled in June 2004) nor the water activities (sold in September 2004). Excluding the main changes in consolidation, sales would have grown 7%.

The EBITDA and EBIT margins increased faster than revenues due to the larger contribution from Tube Lines and to wider margins in the other businesses despite the consolidation of Swissport (which has significantly lower margins than the other activities).

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

The backlog increased significantly (+44.3%) due mainly to Amey landing major contracts in 2005 (Cumbria, C-Vehicles and Bedfordshire). The backlog does not include London Underground (Tube Lines), which would increase the figure by approximately 15 billion euro.

Amey

	2005	2004	Chg. (%)
Revenues	1.771,1	1.382,9	28,1
EBITDA	165,6	99,7	66,1
EBITDA margin	9,4%	7,2%	
EBIT	114,4	74,8	52,9
EBIT margin	6,5%	5,4%	
EBT	97,1	58,6	65,7
EBT margin	5,5%	4,2%	
Backlog (*)	4.223	2.822	49,6

(*) Excluding London Underground backlog (aprox. € 15 bn)

Sales increased considerably due to the consolidation of an additional 33% of Tube Lines. Excluding that effect and the loss of the Network Rail maintenance contracts, sales would have risen 3%.

EBITDA increased considerably due to the larger contribution from London Underground. In 2004, non-recurring items amounted to 20 million euro mainly because of the gains on the refinancing of London Underground and the compensation received from Network Rail due to the loss of railway maintenance contracts after it decided to internalise those services.

The significant increase in the backlog is due to major contracts obtained in 2005: Cumbria (364 million euro), C-Vehicles (242 million euro) and Bedfordshire (168 million euro).

Ferrovial - Results January - December 2005 - Audited figures, in million euro ferrovial

Subsequent events in this division

- Amey was awarded a contract to build, refurbish, finance, operate and maintain all the schools in Bradford, Yorkshire (northern England). The 30-year concession is worth 586 million euro.
- Amey acquired Owen Williams, a UK civil engineering company which provides design, project and asset management consultancy to the highway and railway sectors, for 35.2 million euro.

Swissport

	2005	2004	Chg. (%)
Revenues	261.2		
EBITDA	14.7		
EBITDA margin	5.6%		
EBIT	4.4		
EBIT margin	1.7%		
EBT	0.8		
EBT margin	0.3%		

Services excluding Amey and Swissport

	2005	2004	Chg. (%)
Revenues	1,167.8	1,061.6	10.0
EBITDA	155.0	137.7	12.6
EBITDA margin	13.3%	13.0%	
EBIT	96.5	84.1	14.7
EBIT margin	8.3%	7.9%	
EBT	81.3	43.2	88.2
EBT margin	7.0%	4.1%	
Backlog	2,950	2,151	37.2

There was an increase in both sales and the backlog.

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

4. Consolidated balance sheet at 31-12-05

	dic-05	dic-04
FIXED AND OTHER NONCURRENT ASSETS	11,230.4	7,343.9
Intangible assets	157.0	85.6
Concession company assets	8,556.6	5,697.8
Property, plant & equipment	727.9	563.3
Investments accounted for by the equity method	171.3	172.5
Financial assets	1,465.1	756.2
Long-term loans	26.2	1.0
Receivable from concession companies	824.1	270.6
Other financial assets	614.8	484.5
Financial derivatives at fair value	152.4	68.4
GOODWILL IN CONSOLIDATION	1,995.6	1,278.2
DEFERRED TAX ASSETS	444.0	345.7
CURRENT ASSETS	7,741.8	6,193.2
Inventories	1,843.3	1,568.1
Accounts receivable	3,551.1	2,576.0
Cash and cash equivalents	2,295.4	2,031.5
Concession companies	**723.2**	**609.9**
Other companies	**1,572.2**	**1,421.6**
Other assets	51.9	17.6
TOTAL ASSETS	**21,411.9**	**15,160.9**
SHAREHOLDERS' EQUITY INCLUDING MINORITY INTERESTS	3,024.9	2,518.4
SHAREHOLDERS' EQUITY	2,132.8	1,838.2
MINORITY INTEREST	892.1	680.2
DEFERRED REVENUES	255.6	202.4
PROVISIONS FOR CONTINGENCIES AND EXPENSES	375.3	254.9
LONG-TERM DEBT	10,138.2	6,748.2
Financial debt	9,569.2	6,500.7
Concession companies	8,694.4	5,884.6
Other companies	874.9	616.2
Non-financial debt	317.1	178.4
Financial derivatives at fair value	251.8	69.1
DEFERRED TAX LIABILITIES	338.7	258.0
CURRENT LIABILITIES	6,946.9	4,864.0
Interest-bearing debt	1,748.0	845.6
Concession companies	752.8	178.2
Other companies	995.3	667.5
Trade accounts payable	4,402.3	3,337.3
Other short-term debt	748.3	632.9
Other liabilities	48.3	48.2
OPERATING PROVISIONS	332.3	314.9
TOTAL LIABILITIES	**21,411.9**	**15,160.9**

Ferrovial - Results January - December 2005 - Audited figures, in million euro ferrovial

4.1 Net cash balance at 31-12-05

	Ferrovial	Conces.	Total
Debt	***1,870.1***	***9,447.2***	***11,317.3***
Long term	874.9	8,694.4	9,569.2
Short term	995.3	752.8	1,748.0
Cash and cash equivalents	***1,598.4***	***723.2***	***2,321.6***
Net balance	**-271.8**	**-8,723.9**	**-8,995.7**
% of total	**3%**	**97%**	**100%**
Leverage	**9%**		

The variations in the net cash position in 2004 and 2005 were as follows:

	2005	2004	Chg. (%)
Concession companies	***-8,723.9***	***-5,452.8***	***-3,271.2***
Other companies	***-271.8***	***138.9***	***-410.7***
Construction	1,938.3	1,781.0	157.3
Real estate	-706.0	-730.5	24.6
Infrastructure	429.3	421.0	8.3
Services	-1,469.3	-695.0	-774.3
Corporation	-572.2	-608.5	36.4
Other	108.0	-29.0	137.1

Net cash position (excluding concession companies):

Opening cash balance in 2005	**139.0**
Funds from operations	1,150.5
Investment flow	-1,407.8
Investments	-1,626.3
Divestments	218.5
Capital flow	-153.4
Dividends paid, etc.	-132.6
Interest	-20.8
Closing debt balance in 2005	**-271.8**

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

In 2005, investment and funds from operations were at their highest since the IPO in 1999.

Despite this investment effort, gearing (net debt/equity) was just 9%.

4.2 Cash flow by division *(including equity-accounted affiliates)*

	2005	2004
Funds from operations	**1,150.5**	**650.4**
Construction	501.8	269.8
Infrastructure	414.3	135.6
Real estate	61.4	17.0
Services	169.4	187.1
Corporation/Other	3.6	40.9
Net investment flow	**-1,407.9**	**-313.2**
Construction	-237.7	-23.6
Infrastructure	-376.6	-229.9
Real estate	-21.1	4.5
Services	-915.2	-52.7
Corporation/Other	142.7	-11.4
Activity cash flow	**-257.4**	**337.2**

Funds from operations are net of taxes and include 234 million euro of payments for land in 2005.

Cash flow in the infrastructure division includes dividends and capital refunds received. The main items were as follows:

	2005	2004
407 ETR	27.8	31.0
Chicago Skyway	166.2	
Other	31.7	32.3
Total toll roads	**225.7**	**63.3**
Car parks	0.5	1.3
Total Cintra	**226.2**	**64.6**
Sydney	37.5	33.7
Bristol	87.6	4.6
Total Airports	125.1	38.3
TOTAL	351.3	102.9

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

In 2005, releveraging Chicago Skyway and Bristol airport contributed 116.2 million euro and 87.6 million euro, respectively, to funds from operations.

The rest of the Infrastructure division's flow corresponds mainly to he funds contributed by the car park activity (approximately 47 million euro).

4.3 Gross capital expenditure in the period

	2005
Construction	**287.7**
Webber	179.0
Real estate (excluding land)	**9.6**
Infrastructure	**430.4**
Chicago	374.8
Services	**934.8**
33% Tubelines	137.8
Swissport	641.6
Other	**2.2**
Total	**1,664.6**

The main investments were:

Construction: acquisition of Webber for 179 million euro.

Infrastructure: 374.8 million euro investment for 55% of Chicago Skyway.

Services: acquisition of an additional 33% of Tube Lines for 137.8 million euro and acquisition of 100% of Swissport for 641.6 million euro (including 302.6 million euro in debt).

The Real Estate division invested 339.3 million euro in gross land purchases.

The main divestments were the stake in telecommunications operator ONO (145.0 million euro) and 5% of Ausol (39.7 million euro).

Annex I - Pro-forma January-December 2005 results excluding Cintra

	GRUPO CONSOLIDADO			GRUPO SIN CINTRA		
	dic-05	**dic-04**	**%**	**dic-05**	**dic-04**	**%**
Revenues	**8.989,1**	**7.254,0**	**23,9%**	**8.292,9**	**6.770,1**	**22,5%**
EBIT	871,3	716,8	21,6%	577,4	500,3	15,4%
Other income	73,0	-28,5		38,9	-32,9	
EBT	561,4	335,9	67,1%	580,1	424,8	36,6%
Income from discontinued operations	0,0	31,8		0,0	31,8	
Total Net Profit	**415,8**	**289,8**	**43,5%**	**382,0**	**312,9**	**22,1%**

Ferrovial – ResultsJanuary · December 2005 – Audited figures, in million euro ferrovial

Annex II - Reconciliation of January-December 2004 earnings between Spanish GAAP and IFRS

	P.G.C. 2004	Capitalization of the Financial	Goodwill	Concessions depreciation	Cintra IPO	Treasury Stock	Financial Derivatives	Translation differences	Discontinued operation	Extraordinary items	others	TOTAL
Net sales	7.268,2								-14,2			7.254,0
Operating income	765,8			-46,4					-2,4		-0,2	716,8
Financial result	-83,2	-254,6					3,6	-14,9	0,2		-1,2	-350,2
Share in income of companies carried by the equity method	11,0	-4,4					-10,7				1,9	-2,2
Amortisation of goodwill in consolidation	-76,4		76,4									
other profit and loss					67,1				-28,7	273,5	0,1	312,0
Income from ordinary activities	617,2	-259,1	76,4	-46,4	67,1		-7,1	-14,9	-30,9	273,5	0,6	676,3
Extraordinary income	295,1					-14,7			-6,8	-273,5		
Consolidated income before taxes	912,2	-259,1	76,4	-46,4	67,1	-14,7	-7,1	-14,9	-37,8		0,6	676,3
Corporate income tax	267,2	-79,8	15,7	-15,5		-5,1	-1,9	-3,8	-6,0		-1,6	169,1
Income attributed to minority interests	-88,2	100,3	-3,3	17,5	-40,8			2,5			1,6	-10,5
Net result from discontinued operations									31,8			31,8
TOTAL ATTRIBUTABLE NET INCOME	556,8	-78,9	57,3	-13,3	26,2	-9,6	-5,2	-8,6			3,8	528,6

Annex III.A - Income statement per mercantile legislation

	dic-05	dic-04	Var (%)
NET REVENUES	**8,989.1**	**7,254.0**	**23.9**
Other revenues	76.3	67.5	12.9
Change in finished product and product-in-process inventori	142.7	79.9	78.6
Total operating revenues	**9,208.0**	**7,401.4**	**24.4**
External and operating expenses	5,999.8	4,799.3	25.0
Personnel expenses	1,907.1	1,536.6	24.1
EBITDA	**1,301.1**	**1,065.5**	**22.1**
EBITDA margin	**14.5%**	**14.7%**	
Period depreciation	332.5	244.3	36.1
Variation in operating provisions	97.3	104.5	-6.8
Total operating expenses	**8,336.7**	**6,684.6**	**24.7**
EBIT	**871.3**	**716.8**	**21.6**
EBIT margin	**45.7%**	**46.6%**	
Financial result	**-390.5**	**-350.2**	**11.5**
Financial result – concession companies	*-375.1*	*-339.4*	10.5
Financial result – other companies	*-15.3*	*-10.8*	42.5
Equity-accounted affiliates	7.6	-2.2	-441.9
Other income	73.0	312.0	-76.6
EBT	**561.4**	**676.4**	**-17.0**
Corporate income tax	-173.3	-169.1	2.5
CONSOLIDATED INCOME	**388.1**	**507.3**	**-23.5**
Minority interest	27.7	-10.5	-364.6
NET INCOME FROM CONTINUING OPERATIONS	**415.8**	**496.8**	**-16.3**
Net income from discontinued operations	0.0	31.8	**-100.0**
TOTAL NET INCOME	**415.8**	**528.6**	**-21.4**

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

Annex III.B - Income statement by business area 2005

	Construction	Infraestructure	Real State	Services	Other	Total
NET SALES	4.387,3	760,3	813,6	3.200,1	-172,2	8.989,1
Changes in inventories of finished ggods and work in progress	0,0	-0,7	145,5	0,0	-2,1	142,7
Other revenues	**55,2**	**17,3**	**0,0**	**3,7**	**0,0**	**76,3**
Total Operating revenues	4.442,5	776,9	959,1	3.203,8	-174,3	9.208,0
External and operating expenses	3.043,7	7,9	685,2	1.366,0	-160,6	4.942,2
Personnel expenses	528,5	104,4	34,1	1.217,1	23,0	1.907,1
a) Wages,salaries and similar expenses	440,0	91,1	28,0	998,0	20,9	1.578,0
b) Employee welfare expenses	88,5	13,3	6,1	219,1	2,1	329,1
Depreciation and amortisation expense	54,1	167,0	2,0	108,1	1,4	332,5
Variation in operation provisions	*50,5*	*10,7*	11,4	*12,0*	12,7	97,3
Other operating expenses	555,9	185,1	70,3	285,3	-38,9	1.057,6
Total Operating expenses	4.232,7	475,0	803,0	2.988,5	-162,5	8.336,7
EBITDA	**314,5**	**479,5**	**169,4**	**335,4**	**2,3**	**1.301,1**
EBIT	**209,8**	**301,9**	**156,0**	**215,3**	**-11,8**	**871,3**
Financial result at concession companies	0,0	-371,8	0,0	-5,0	-1,6	-375,1
Financial result at other companies	39,3	2,9	-31,0	-31,4	-4,8	-15,3
Financial result on financing	33,9	2,4	-18,2	-32,1	6,9	-20,8
Other financial result	5,4	0,5	-12,8	0,7	-11,7	5,5
FINANCIAL RESULT	**39,3**	**-368,9**	**-31,0**	**-36,3**	**-6,5**	**-390,5**
Share in income of companies carried by the equity method	-7,9	14,8	0,0	0,8	0,0	7,6
OTHER PROFIT AND LOSS	0,0	34,1	-6,3	-0,6	45,8	73,0
CONSOLIDATED INCOME BEFORE TAXES	**241,2**	**-18,2**	**118,7**	**179,1**	**27,6**	**561,4**
Corporate income tax	84,4	-10,2	39,3	52,9	6,7	173,2
CONSOLIDATED RESULT FROM CONTINUED OPERATIONS	156,7	-8,0	79,4	126,2	20,9	388,2
NET RESULT FROM DISCONTINUED OPERATIONS	0,0	0,0	0,0	**0,0**	0,0	0,0
CONSOLIDATED RESULT FOR THE YEAR	**156,7**	**-8,0**	**79,4**	**126,2**	**20,9**	**388,2**
INCOME ATTRIBUTED TO MINORITY INTERESTS	-0,4	31,1	-0,7	-2,3	0,0	27,7
TOTAL ATTRIBUTABLE NET INCOME	**156,4**	**23,0**	**78,7**	**123,9**	**20,9**	**415,8**

Annex III.C - Income statement by business area 2004

	Construcción	Infraestructuras	Inmobiliaria	Servicios	Resto	Total
NET SALES	**3.583,0**	**614,0**	**768,1**	**2.444,5**	**-155,6**	**7.254,0**
Changes in inventories of finished ggods and work in progress	0,0	2,3	78,2	-0,9	0,3	79,9
Other revenues	**50,2**	**13,6**	**0,5**	**3,3**	**0,0**	**67,5**
Total Operating revenues	3.633,2	629,9	846,8	2.446,9	-155,3	7.401,4
External and operating expenses	2.433,6	6,5	606,3	1.065,5	-153,7	3.958,2
Personnel expenses	456,1	96,5	34,7	928,7	20,6	1.536,6
a) Wages,salaries and similar expenses	376,3	84,8	28,9	742,5	18,7	1.251,1
b) Employee welfare expenses	79,8	11,7	5,8	186,2	1,9	285,4
Depreciation and amortisation expense	32,7	130,2	2,5	76,8	2,0	244,3
Variation in operation provisions	90,5	7,7	2,1	1,7	2,5	104,5
Other operating expenses	450,5	142,9	56,3	215,3	-23,7	841,2
Total Operating expenses	3.463,3	383,8	701,9	2.287,9	-152,3	6.684,6
EBITDA	**293,0**	**384,0**	**149,5**	**237,5**	**1,5**	**1.065,5**
EBIT	169,8	246,1	144,9	159,0	-3,0	716,8
Financial result at concesion companies	0,0	-327,6	0,0	-11,8	0,0	-339,4
Financial result at other companies	54,7	-1,6	-30,7	-25,8	7,4	-10,8
Financial result on financing	28,0	-0,5	-20,1	-25,7	7,9	-26,1
Other financial result	26,7	-1,1	-10,7	-0,1	-0,5	15,3
FINANCIAL RESULT	**54,7**	**-329,2**	**-30,7**	**-37,6**	**7,4**	**-350,2**
Share in income of companies carried by the equity method	-10,3	8,0	-0,1	0,2	0,0	-2,2
OTHER PROFIT AND LOSS	-1,6	342,6	-10,3	-19,7	0,9	312,0
CONSOLIDATED INCOME BEFORE TAXES	**212,6**	**267,6**	**103,7**	**101,9**	**5,3**	**676,3**
Corporate income tax	71,0	24,4	35,0	37,3	1,4	169,1
CONSOLIDATED RESULT FROM CONTINUED OPERATIONS	141,7	243,1	68,7	64,6	3,9	507,2
NET RESULT FROM DISCONTINUED OPERATIONS	0,0	0,0	0,0	**31,8**	0,0	31,8
CONSOLIDATED RESULT FOR THE YEAR	**141,7**	**243,1**	**68,7**	**96,4**	**3,9**	**539,0**
INCOME ATTRIBUTED TO MINORITY INTERESTS	-2,7	-3,9	-1,7	-0,6	-1,5	-10,5
TOTAL ATTRIBUTABLE NET INCOME	**138,9**	**239,3**	**67,0**	**95,7**	**2,4**	**528,6**

Ferrovial – Results January - December 2005 – Audited figures, in million euro ferrovial

Annex III.D - Balance sheet by business area 2005

	Construcción	Infraestructuras	Inmobiliaria	Servicios	Resto	Total
FIXED ASSETS	**279,5**	**8.987,2**	**22,5**	**1.758,7**	**182,5**	**11.230,4**
Intangibles assets	9,2	68,1	0,2	78,9	0,7	157,0
Concession companies assets	0,0	8.227,3	0,0	329,3	0,0	8.556,6
Tangible fixed assets	217,8	101,4	14,4	386,1	8,2	727,9
Investments accounted for by the equity method	0,7	132,7	0,3	37,6	0,0	171,3
Long-term financial investments	32,7	420,6	7,7	924,6	79,6	1.465,1
Accounts receivable concession companies	0,0	0,0	0,0	824,1	0,0	824,1
Financial assets from companies available for sale	6,9	0,0	0,0	0,0	0,0	6,9
Other accounts receivable	25,8	420,6	7,7	100,5	79,6	634,1
Financial Derivatives at fair value	19,1	37,1	0,0	2,1	94,0	152,4
GOODWILL IN CONSOLIDATION	**195,4**	**231,4**	**18,0**	**1.550,9**	**0,0**	**1.995,6**
DEFERRED CHARGES	65,2	352,2	13,4	10,1	3,1	444,0
CURRENT ASSETS	**3.810,8**	**1.300,3**	**1.870,3**	**2.056,5**	**-1.296,2**	**7.741,8**
Inventories	184,1	11,2	1.634,8	20,9	-7,7	1.843,3
Accounts receivable	**1.600,5**	**333,8**	**189,4**	**1.514,3**	**-86,9**	**3.551,1**
Trade receivables for sales and services	1.333,0	167,2	81,7	1.377,4	29,1	2.988,2
Receivable from companies carried by the equity method	0,4	0,5	0,0	1,3	-0,4	1,8
Other accounts receivable	323,2	108,4	107,5	135,5	-192,4	482,2
Assets from taxes over de current profits	10,8	105,7	3,4	35,3	77,1	232,2
Provisions	-66,8	-48,0	-3,1	-35,1	-0,3	-153,3
Cash and Cash equivalents	**2.017,2**	**926,7**	**34,9**	**518,3**	**-1.201,6**	**2.295,4**
Concession companies	0,0	383,2	0,0	342,9	-2,9	723,2
Other companies	2.017,2	543,5	34,9	175,3	-1.198,7	1.572,2
	9,1	28,6	11,3	3,0	0,1	51,9
TOTAL ASSETS	4.351,0	10.871,1	1.924,2	5.376,2	-1.110,6	21.411,9
SHAREHOLDER´S EQUITY	**491,3**	**1.789,7**	**402,5**	**769,9**	**-428,4**	**3.024,9**
SHAREHOLDER´S EQUITY ATTRIBUTABLE	**434,1**	**970,2**	**399,6**	**757,8**	**-428,9**	**2.132,8**
MINORITY INTERESTS	**57,2**	**819,4**	**2,9**	**12,1**	**0,5**	**892,1**
DEFERRED REVENUES	1,5	215,0	0,5	38,7	0,0	255,6
PROVISIONS FOR CONTIGENCIES AND EXPENSES	**62,1**	**16,1**	**0,0**	**287,3**	**9,8**	**375,3**
NO CURRENT LIABILITIES	**62,2**	**7.632,8**	**171,3**	**2.199,9**	**71,9**	**10.138,2**
Financial Debt	**43,4**	**7.299,0**	**0,6**	**2.166,3**	**60,0**	**9.569,2**
Debentures and other marketable debt securities issued by toll road an	0,0	4.606,3	0,0	645,6	0,0	5.252,0
Payable to credit institutions concession companies	0,0	2.581,6	0,0	860,8	0,0	3.442,4
Payable to credit institutions other companies	42,8	109,3	0,6	295,3	400,3	848,2
Other financial debt	0,5	1,7	0,0	364,7	-340,3	26,6
Non-Financial Debt	**10,6**	**116,1**	**170,7**	**7,8**	**11,9**	**317,1**
Derivatives at fair value	8,3	217,7	0,0	25,8	0,0	251,8
DEFERRED TAXES	**28,4**	**186,6**	**2,0**	**51,1**	**70,6**	**338,7**
CURRENT LIABILITIES	**3.705,6**	**1.031,0**	**1.347,9**	**2.029,3**	**-834,5**	**7.279,2**
Financial Debt	**36,0**	**722,4**	**739,9**	**1.044,7**	**-795,0**	**1.748,0**
Debentures and other marketable debt securities issued by toll road an	0,0	517,3	0,0	0,0	0,0	517,3
Payable to credit institutions concession companies	0,0	201,0	0,0	34,4	0,0	235,5
Payable to credit institutions other companies	38,7	0,5	408,4	30,8	514,7	993,1
Other financial debt	-2,7	3,5	331,5	979,5	-1.309,7	2,1
Trade payables	**3.342,8**	**271,1**	**604,8**	**976,4**	**-44,5**	**5.150,6**
Payable to associated companies	12,8	11,2	0,0	0,4	82,5	106,9
Trade payables	2.959,7	132,4	544,7	816,4	-157,8	4.295,5
Liabilities from taxes over de current profits	111,0	66,0	48,6	22,3	12,2	260,1
Other non trade payables	259,3	61,6	11,4	137,2	18,6	488,2
Operating provisions	317,1	4,3	0,7	5,2	5,0	332,3
Accrual accounts	9,6	33,2	2,5	2,9	0,0	48,3
TOTAL LIABILITIES	4.351,0	10.871,1	1.924,2	5.376,2	-1.110,6	21.411,9

Ferrovial – Results January - December 2005 – Audited figures, in million euro **ferrovial**

Annex III.E - Balance sheet by business area 2004

	Construction	Infraestructure	Real State	Services	Other	Total
FIXED ASSETS	**138,3**	**6.219,2**	**17,9**	**734,7**	**233,8**	**7.343,9**
Intangibles assets	5,7	64,9	0,1	14,9	0,0	85,6
Concession companies assets	0,0	5.565,8	0,0	132,0	0,0	5.697,8
Tangible fixed assets	103,3	145,5	10,8	295,9	7,8	563,3
Investments accounted for by the equity method	2,7	156,9	0,1	12,9	0,0	172,5
Long-term financial investments	26,5	271,5	7,0	279,0	172,2	756,2
Accounts receivable concession companies	0,0	0,0	0,0	270,6	0,0	270,6
Financial assets from companies available for sale	6,9	0,0	0,0	0,0	94,8	101,7
Other accounts receivable	19,5	271,5	7,0	8,3	77,4	383,8
Financial Derivatives at fair value	0,0	14,6	0,0	0,0	53,8	68,4
GOODWILL IN CONSOLIDATION	**72,0**	**213,4**	**24,3**	**968,5**	**0,0**	**1.278,2**
DEFERRED CHARGES	50,3	269,0	12,1	11,4	2,9	345,7
CURRENT ASSETS	**3.300,3**	**1.247,5**	**1.576,8**	**1.207,5**	**-1.138,9**	**6.193,2**
Inventories	145,9	19,4	1.393,5	15,3	-5,9	1.568,1
Accounts receivable	**1.333,5**	**221,6**	**155,8**	**919,8**	**-54,8**	**2.576,0**
Trade receivables for sales and services	1.091,1	136,8	68,3	854,0	34,1	2.184,3
Receivable from companies carried by the equity method	0,4	0,6	0,0	0,2	-0,5	0,8
Other accounts receivable	303,3	106,0	90,2	62,1	-157,8	403,9
Assets from taxes over de current profits	9,9	21,4	0,3	41,1	69,7	142,4
Provisions	-71,3	-43,2	-3,1	-37,6	-0,3	-155,4
Cash and Cash equivalents	**1.816,7**	**996,3**	**26,5**	**270,1**	**-1.078,2**	**2.031,5**
Concession companies	0,0	412,9	0,0	198,9	-1,9	609,9
Other companies	1.816,7	583,4	26,5	71,3	-1.076,3	1.421,6
	4,3	10,2	1,0	2,2	-0,1	17,6
TOTAL ASSETS	3.560,9	7.949,1	1.631,1	2.922,1	-902,3	15.160,9
SHAREHOLDER´S EQUITY	**479,8**	**1.601,6**	**321,0**	**637,0**	**-520,8**	**2.518,4**
SHAREHOLDER´S EQUITY ATTRIBUTABLE	**425,6**	**982,5**	**318,5**	**633,1**	**-521,4**	**1.838,2**
MINORITY INTERESTS	**54,2**	**619,0**	**2,5**	**3,9**	**0,5**	**680,2**
DEFERRED REVENUES	2,6	168,1	0,0	31,7	0,0	202,4
PROVISIONS FOR CONTIGENCIES AND EXPENSES	**53,3**	**8,4**	**0,0**	**193,2**	**0,0**	**254,9**
NO CURRENT LIABILITIES	**22,3**	**5.564,7**	**53,9**	**696,5**	**410,9**	**6.748,2**
Financial Debt	**17,4**	**5.389,3**	**3,9**	**691,2**	**398,9**	**6.500,7**
Debentures and other marketable debt securities issued by toll road an	0,0	3.310,6	0,0	243,0	0,0	3.553,6
Payable to credit institutions concession companies	0,0	1.962,0	0,0	369,0	0,0	2.331,0
Payable to credit institutions other companies	16,3	114,8	3,9	79,2	400,2	614,5
Other financial debt	1,0	2,0	0,0	0,0	-1,3	1,7
Non-Financial Debt	**5,7**	**106,6**	**50,0**	**4,1**	**12,0**	**178,4**
Derivatives at fair value	-0,8	68,7	0,0	1,2	0,0	69,1
DEFERRED TAXES	**27,1**	**126,7**	**4,9**	**18,0**	**81,4**	**258,0**
CURRENT LIABILITIES	**2.975,9**	**479,7**	**1.251,3**	**1.345,8**	**-873,7**	**5.179,0**
Financial Debt	**19,3**	**209,7**	**753,1**	**702,6**	**-839,0**	**845,6**
Debentures and other marketable debt securities issued by toll road an	0,0	43,4	0,0	0,0	0,0	43,4
Payable to credit institutions concession companies	0,0	119,1	0,0	15,6	0,0	134,7
Payable to credit institutions other companies	20,2	33,3	373,5	30,9	203,4	661,3
Other financial debt	-0,9	13,8	379,6	656,1	-1.042,5	6,2
Trade payables	**2.641,9**	**232,1**	**496,8**	**634,6**	**-35,1**	**3.970,2**
Payable to associated companies	26,2	1,7	0,1	0,5	66,9	95,3
Trade payables	2.339,8	129,0	412,8	510,1	-149,7	3.242,0
Liabilities from taxes over de current profits	81,1	35,0	35,2	8,6	4,3	164,2
Other non trade payables	194,8	66,5	48,6	115,4	43,5	468,7
Operating provisions	303,9	6,9	0,6	2,8	0,8	314,9
Accrual accounts	10,8	31,1	0,8	5,8	-0,4	48,2
TOTAL LIABILITIES	3.560,9	7.949,1	1.631,1	2.922,1	-902,3	15.160,9

Ferrovial – ResultsJanuary - December 2005 – Audited figures, in million euro ferrovial

Annex IV - Contracts obtained in the quarter

Construction

- Construction of the Abroñigales bypass sewer (Madrid).
- 87, 37 and 17 homes, with storerooms and parking spaces in plots 2.1, 4.3 and 4.2, respectively, of the subdivision P.P. 1-1 in Fuenlabrada (Madrid).
- 56 homes, site development, swimming pools and communal areas in Lomas de San Antón (Málaga).
- General improvement works. Burial of the Granollers north roundabout. Road linking the C-251 and C-17. Section: Les Franqueses del Vallès. Avenida de Burgos hotel (Madrid).
- A-40 highway. Section: Noblejas–Villarrubia de Santiago (Castilla La Mancha).
- Civil engineering works awarded by Barcelona port authority. Barcelona port. Phase 2 of Prat dock. Barcelona.
- Refurbishment and expansion of Granollers hospital (Barcelona).
- Construction of the North and North-west high-speed railway. Line: Ourense–Santiago. Section: Lalín–Santiago. Sub-section: Lalín (Baxán) – Lalín (Anzo).
- Design, construction and maintenance of desalination plant, north sector and south sector in Cartagena (Murcia).
- 374 homes, with underground car park, in Paseo de Capanegra in Rivas Vaciamadrid (Madrid).
- Extension of Madrid Metro line 1. Section: Plaza de Castilla–Chamartín (Madrid).
- Extension of Madrid Metro line 5 to Alameda de Osuna.
- Construction of a building with 184 homes, storerooms, parking spaces and internal site development in plot B-2, and 14 townhouses with parking spaces in plot A-4 of subdivision A.T. 8.16 in Cellophane in Burgos (Burgos).
- Construction of the M50 toll road in Dublin (Ireland), awarded by South Dublin County Council to Ferrovial Agromán, S.A. and SIAC Construction Ltd.

Services

- Award of street cleaning contract in Santurce (Vizcaya).
- Award of municipal solid waste treatment and recycling contract in Soria province (Golmayo plant).
- Maintenance of municipal green areas in Madrid.
- Collection of special waste from homes via a mobile recycling centre that services several areas of Valladolid city.
- Collection and management of hazardous waste from the premises of the Castilla-La Mancha Directorate-General of Agriculture and Livestock.
- Management of comprehensive waste treatment at of Ecopark 4 (Barcelona).
- Award of the waste management contract at Barajas airport (Madrid).
- Management of slab waste from the sewage installations at the Bilbao water consortium (Vizcaya).
- Forestry treatment on 106.7 hectares of forest in Pastoriza, Vilalba, Guitiriz and Begonte (all in Lugo) for the Galician government.
- Cleaning contract in Plencia (Vizcaya).

Infrastructure

- Extension of the on-street controlled parking concession zone in Oteniente (Valencia).
- Extension and expansion of controlled parking concession zone in Don Benito (Badajoz).
- Introduction of electronic parking payments in Vitoria (Álava).
- Expansion of the off-street and private car park contract in the municipal foodmarket in Punta Umbría (Huelva).
- Expansion of controlled parking spaces and park-and-ride facilities in Valladolid.
- Expansion of controlled parking concession zone in Onteniente (Valencia).

Ferrovial - Results January - December 2005 - Audited figures, in million euro **ferrovial**

Additional information

Investor Relations Department

Address:	Príncipe de Vergara 135 Madrid
Telephone:	+34 91 586 28 26 +34 91 586 28 28
Fax:	+ 34 91 586 26 89
e-mail:	ir@ferrovial.es
web:	**http://www.ferrovial.com**

File No. 82-4939

GENERAL	VERSION 5.1.3

Security reference

INFORMATION ABOUT:

PERIOD: Second half Year: 2005

I. IDENTIFICATION DETAILS OF ISSUER

Company name: Grupo Ferrovial, S.A.

Domicile: CALLE PRINCIPE DE VERGARA, 135 - 28002 MADRID

Tax ID Number: A-28606556

Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company:
Nicolás Villén Jiménez, Chief Financial Officer, by means of a power of attorney certified by the notary Antonio del Moral Castro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.

		Individual	Consolidated
I. Identification details of issuer	0010	X	
II. Change in consolidated group	0020		X
III. Basis of presentation and valuation standards	0030	X	X
IV. Balance sheet (*)	0040	X	X
V. Income statement (*)	0050	X	X
VI. Comparative consolidated balance sheet	0060		X
VII. Breakdown of net revenue by activity	0070	X	X
VIII. Number of employees	0080	X	X
IX. Business performance	0090	X	X
X. Issues, redemptions and cancellation of debt securities	0100	X	X
XI. Dividends distributed	0110	X	
XII. Significant events	0120	X	X
XIII. Annex explaining significant events	0130	X	X
XIV. Related-party transactions	0140	X	X
XV. Special auditors' report	0150		

(*) The consolidated balance sheet and income statement are completed according to current legislation.

II. CHANGE IN THE COMPANIES COMPRISING THE CONSOLIDATED GROUP (1)

The main changes in the scope of consolidation in 2005 were as follows:

a. Infrastructure

On 15 October 2004, Cintra obtained the concession for the Chicago Skyway Toll Bridge System. As a result, the following companies were consolidated: Cintra US Corp. and Cintra Skyway LLC (both 100% owned by Cintra) as well as Skyway Concession Company Holdings and Skyway Concession Company (both 55% owned). The formal contract took effect on 24 January 2005, from which date it was consolidated by Grupo Ferrovial.

In June 2005, Cintra Concesiones de Infraestructuras de Transporte, S.A. sold 5% of Autopista del Sol to Unicaja, S.A., thus reducing its stake to 80%.

On 11 March, Cintra signed a contract to develop during the next 50 years the TTC-35 High Priority Trans-Texas Corridor. The following companies were consolidated: Cintra Texas Corp. and Cintra Developments, LLC (both 100% owned), as well as Cintra Zachry GP, LLC and Cintra Zachry, LP (both 85% owned).

In July 2005, Cintra obtained the M-203 toll road through Autopista Alcalá-O'Donnell, which was consolidated in September and is owned 100% by Cintra.

b. Services

In January 2005, Amey plc acquired an additional 33% of Tube Lines Limited (it now owns 66%), which holds a 30-year administrative concession for the upkeep, maintenance and renovation of three London Underground lines. That stake is proportionately consolidated since it is considered that there is joint control with the other partner in the consortium, US group Bechtel.

On 20 August, Ferrovial acquired 100% of Swissport, the world's largest handling company, which operates at over 170 airports in 40 countries. Swissport was consolidated on 1 October, the date on which since Ferrovial took control.

Ferrovial Servicios acquired 10% of Madrid Calle 30 to manage the renovation, upkeep and operation of the M-30 ring road; that stake has been equity accounted since October.

c. Construction

In September 2005, Ferrovial acquired 100% of Texan group Webber, which specialises in infrastructure civil engineering, recycling of aggregates and extraction and supply of sand in Texas, the second-largest infrastructure market in the US. Webber was consolidated on 1 October.

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly. If, in accordance with the applicable standards, there are adjustments and/or restatements in the previous period due to changes in accounting policies, error corrections or changes in the classification of items, the necessary quantitative and qualitative information must be included in this section in order to understand the adjustments and/or restatements.)

The same principles and criteria as in the 2004 financial statements were applied in the parent company's financial information. The consolidated financial information presented in this report at 2005 year-end was drafted in accordance with the International Financial Reporting Standards (IFRS) approved by the European Union subject to the following main criteria: The company has decided to apply the following options in those cases where IFRS allow alternatives:

a. IAS 32 and 39 and IFRS 2 are applied from the date of transition to IFRS (i.e. 1 January 2004).

b. The IFRIC draft interpretations on the concession business (D12, D13 and D14) were not applied since they were pending approval at year-end. Nevertheless, the company did consider the impact on the toll road concession business of not capitalising financial expenses of the toll roads after the end of construction, and it applied straight-line depreciation, pending a final decision on the interpretation, except in the case of the Chilean toll road assets, where the concession term is variable until a specific revenue threshold is obtained. Amortisation on those toll roads is taken based on the volume of revenues expected during the concession lifetime with respect to the revenues in each period.

c. Tangible and intangible assets are recognised at cost.

d. Jointly-controlled companies and existing joint ventures are proportionately consolidated.

e. As the standards allow, business combinations prior to 1 January 2004 have not been restated.

f. Accumulated translation differences at the transition date were allocated to reserves.

g. Fixed asset items revalued in line with local GAAP as stated in the valuation standards maintain those revaluations as allowed in IFRS 1.

h. Regarding the application of IAS 19, the Group considers the amount of actuarial losses and/or gains existing at the transition date and used the "corridor" method, within the alternatives envisaged for the treatment of pension funds.

The 2004 consolidated financial statements were restated in accordance with IFRS for comparison purposes.

The impact of the transition to IAS based on IFRS 1 is detailed in section 2.5 of the Group's notes to financial statements for the year ending 31 December 2005, which were filed with the CNMV on the same date as this report.

Certain income statement and balance sheet items as of 31 December 2004 contained in the report for the first half of 2005 were reclassified; they do not have an impact on income and they do not have a material impact on equity and the corresponding reconciliations.

IV. PARENT COMPANY BALANCE SHEET

(thousand euro)

	ASSETS		Current year	Previous year
A)	DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	0200		
I.	Start-up expenses	0210	0	0
II.	Intangible assets	0220	665	0
II.1.	Rights on leased assets	0221	665	0
II.2.	Other intangible assets	0222	0	0
III.	Tangible fixed assets	0230	0	0
IV.	Long-term financial investments	0240	8,069	7,666
V.	Own shares held for the long term	0250	2,139,095	1,798,526
VI.	Long-term trade receivables	0255	1,592	1,342
B)	FIXED ASSETS (2)	0260	2,149,421	1,807,534
C)	DEFERRED CHARGES (3)	0280	18	
I.	Due from shareholders for called capital	0290	0	0
II.	Inventories	0300	760	452
III.	Accounts receivable	0310	69,090	52,609
IV.	Short-term financial investments	0320	1,317,135	1,147,191
V.	Own shares held for the short term	0330	0	0
VI.	Cash	0340	622	1,313
VII.	Accrual adjustments	0350	72	-85
D)	CURRENT ASSETS	0360	1,387,679	1,201,480
	TOTAL ASSETS (A + B + C + D)	0370	3,537,118	3,009,014

	LIABILITIES		Current year	Previous year
I.	Subscribed capital	0500	140,265	140,265
II.	Reserves	0510	860,615	796,692
III.	Prior years' results	0520	0	0
IV.	Period results	0530	152,422	179,827
V.	Interim dividends paid in the year	0550	-40,653	-35,045
A)	SHAREHOLDERS' EQUITY	0560	1,112,649	1,081,739
B)	DEFERRED REVENUES (4)	0590		
C)	PROVISIONS FOR CONTINGENCIES AND EXPENSES	0600	8,187	83
I.	Issue of bonds and other marketable securities	0610	0	0
II.	Payable to credit institutions	0615	400,288	400,000
III.	Payable to group and associated companies	0620	0	0
IV.	Long-term trade payables	0625	0	0
V.	Other long-term payables	0630	52,937	52,937
D)	LONG-TERM DEBT	0640	453,225	452,937
I.	Issue of bonds and other marketable securities	0650	0	0
II.	Payable to credit institutions	0655	514,478	203,829
III.	Payable to group and associated companies	0660	1,421,420	1,236,094
IV.	Trade payables	0665	6,672	7,714
V.	Other short-term payables	0670	19,621	26,159
VI.	Accrual adjustments	0680	1	-363
E)	CURRENT LIABILITIES (5)	0690	1,962,462	1,473,433
F)	PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	0695	595	822
	TOTAL LIABILITIES (A + B + C + D + E + F)	0700	3,537,118	3,009,014

V. PARENT COMPANY INCOME STATEMENT

(thousand euro)

			Current year		Previous year	
			Amount	**%**	**Amount**	**%**
+	Net revenues (6)	**0800**	55,339	100.00%	47,440	100.00%
+	Other revenues (7)	**0810**	24	0.04%	48	0.10%
+/-	Change in finished product and product-in-process inventories	**0820**	0	0.00%	0	0.00%
=	**TOTAL PRODUCTION VALUE**	**0830**	**55,363**	100.04%	**47,488**	100.10%
-	Net purchases	**0840**	-1,551	-2.80%	-1,154	-2.43%
+/-	Change in merchandise, raw material and other consumable inventories	**0850**	100	0.18%	79	0.17%
-	External and operating expenses (8)	**0860**	-26,635	-48.13%	-24,326	-51.28%
=	**ADJUSTED ADDED VALUE**	**0870**	**27,277**	49.29%	**22,087**	46.56%
+/-	Other expenses and revenues (9)	**0880**	0	0.00%	0	0.00%
-	Personnel expenses	**0890**	-23,001	-41.56%	-20,599	-43.42%
=	**GROSS OPERATING PROFIT**	**0900**	**4,276**	7.73%	**1,488**	3.14%
-	Depreciation and amortization	**0910**	-1,364	-2.46%	-1,991	-4.20%
-	Reversion Fund provision	**0915**	0	0.00%	0	0.00%
+/-	Change in working capital provisions (10)	**0920**	-7,876	-14.23%	-763	-1.61%
=	**NET OPERATING PROFIT**	**0930**	**-4,964**	-8.97%	**-1,266**	-2.67%
+	Financial revenues	**0940**	201,400	363.94%	177,403	373.95%
-	Financial expenses	**0950**	-44,884	-81.11%	-42,474	-89.53%
+	Capitalised interest and exchange differences	**0960**	0	0.00%	0	0.00%
+/-	Amortisation and financial provisions (11)	**0970**	0	0.00%	0	0.00%
=	**PROFIT ON ORDINARY ACTIVITIES**	**1020**	**151,552**	273.86%	**133,663**	281.75%
+/-	Results from intangible and tangible fixed assets and control portfolio (12)	**1021**	161	0.29%	37,934	79.96%
+/-	Change in provisions for intangible and tangible fixed assets and control portfolio (13)	**1023**	1,429	2,58%	5,282	11.13%
+/-	Results from transactions with own shares and bonds (14)	**1025**	95	0.17%	14,709	31.01%
+/-	Prior years' results (15)	**1026**	50	0.09%	0	0.00%
+/-	Other extraordinary items (16)	**1030**	13	0.02%	0	0.00%
=	**PROFIT BEFORE TAXES**	**1040**	**153,300**	277.02%	**191,588**	403.85%
+/-	Corporate income taxes	**1042**	-878	-1.59%	-11,761	-24.79%
=	**PERIOD PROFIT**	**1044**	**152,422**	275.43%	**179,827**	379.06%

IV. CONSOLIDATED GROUP BALANCE SHEET (SPANISH GAAP)

(thousand euro)

	ASSETS		Current year	Previous year
A)	DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	1200		
I.	Start-up expenses	1210		
II.	Intangible assets	1220		
II.1.	Rights on leased assets	1221		
II.2.	Other intangible assets	1222		
III.	Tangible fixed assets	1230		
IV.	Long-term financial investments	1240		
V.	Controlling company shares held for the long term	1250		
VI.	Long-term trade receivables	1255		
B)	FIXED ASSETS (2)	1260		
C)	GOODWILL IN CONSOLIDATION (3)	1270		
D)	DEFERRED CHARGES (4)	1280		
I.	Due from shareholders for called capital	1290		
II.	Inventories	1300		
III.	Accounts receivable	1310		
IV.	Short-term financial investments	1320		
V.	Controlling company shares held for the short term	1330		
VI.	Cash	1340		
VII.	Accrual adjustments	1350		
E)	CURRENT ASSETS	1360		
	TOTAL ASSETS (A + B + C + D + E)	1370		

	LIABILITIES		Current year	Previous year
I.	Subscribed capital	1500		
II.	Reserves at controlling company	1510		
III.	Reserves at consolidated companies (17)	1520		
IV.	Translation differences (18)	1530		
V.	Results attributed to controlling company	1540		
VI.	Interim dividends paid in the year	1550		
A)	SHAREHOLDERS' EQUITY	1560		
B)	MINORITY INTERESTS	1570		
C)	NEGATIVE DIFFERENCE IN CONSOLIDATION	1580		
D)	DEFERRED REVENUES (3)	1590		
E)	PROVISIONS FOR CONTINGENCIES AND EXPENSES	1600		
I.	Issue of bonds and other marketable securities	1610		
II.	Payable to credit institutions	1615		
III.	Long-term trade payables	1625		
IV.	Other long-term payables	1630		
F)	LONG-TERM DEBT	1640		
I.	Issue of bonds and other marketable securities	1650		
II.	Payable to credit institutions	1655		
III.	Trade payables	1665		
IV.	Other short-term payables	1670		
V.	Accrual adjustments	1680		
G)	CURRENT LIABILITIES (4)	1690		
H)	PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	1695		
	TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700		

V. CONSOLIDATED GROUP INCOME STATEMENT (SPANISH GAAP)

(thousand euro)

			Current year		Previous year	
			Amount	%	Amount	%
+	Net revenues (6)	1800				
+	Other revenues (7)	1810				
+/-	Change in finished product and product-in-process inventories	1820				
=	TOTAL PRODUCTION VALUE	1830				
-	Net purchases	1840				
+/-	Change in merchandise, raw material and other consumable inventories	1850				
-	External and operating expenses (8)	1860				
=	ADJUSTED ADDED VALUE	1870				
+/-	Other expenses and revenues (9)	1880				
-	Personnel expenses	1890				
=	GROSS OPERATING PROFIT	1900				
-	Depreciation and amortization	1910				
-	Reversion Fund provision	1915				
+/-	Change in working capital provisions (10)	1920				
=	NET OPERATING PROFIT	1930				
+	Financial revenues	1940				
-	Financial expenses	1950				
+	Capitalized interest and exchange differences	1960				
+/-	Amortization and financial provisions (11)	1970				
+/-	Translation differences (19)	1980				
+/-	Results at equity-accounted affiliates	1990				
-	Amortization of goodwill in consolidation	2000				
+	Reversal of negative differences in consolidation	2010				
=	PROFIT ON ORDINARY ACTIVITIES	2020				
+/-	Results from intangible and tangible fixed assets and control portfolio (12)	2021				
+/-	Change in provisions for intangible and tangible fixed assets and control portfolio (13)	2023				
+/-	Results from transactions with own shares and bonds (14)	2025				
+/-	Prior years' results (15)	2026				
+/-	Other extraordinary items (16)	2030				
=	PROFIT BEFORE TAXES	2040				
+/-	Corporate income tax	2042				
=	PERIOD PROFIT	2044				
+/-	Profit attributed to minority interests	2050				
=	PERIOD PROFIT ATTRIBUTED TO CONTROLLING COMPANY	2060				

IV. CONSOLIDATED BALANCE SHEET (UNDER THE ADOPTED IFRS)

			Current year	Previous year
I.	Property, plant & equipment	4000	727,928	563,319
II.	Investment properties	4010	0	0
III.	Goodwill	4020	1,995,646	1,278,229
IV.	Other intangible assets	4030	157,041	85,621
V.	Non-current financial assets	4040	1,465,131	756,176
VI.	Investments accounted for using the equity method	4050	171,343	172,535
VII.	Biological assets	4060	0	0
VIII.	Deferred tax assets	4070	444,035	345,663
IX.	Other non-current assets	4080	8,708,997	5,766,206
A)	NON-CURRENT ASSETS	4090	13,670,121	8,967,749
I.	Biological assets	4100	0	0
II.	Inventories	4110	1,843,302	1,568,055
III.	Trade and other receivables	4120	3,318,912	2,433,646
IV.	Other current financial assets	4140	0	0
V.	Current income tax assets	4150	232,220	142,368
VI.	Other current assets	4160	51,944	17,591
VII.	Cash & cash equivalents	4170	2,295,378	2,031,507
	Subtotal current assets	4180	7,741,756	6,193,167
VIII.	Non-current assets held for sale and discontinued operations	4190	0	0
B)	CURRENT ASSETS	4195	7,741,756	6,193,167
	TOTAL ASSETS (A + B)	4200	21,411,877	15,160,916

	LIABILITIES AND EQUITY		Current year	Previous year
I.	Capital	4210	140,265	140,265
II.	Other reserves (20)	4220	1,623,716	1,204,237
III.	Retained earnings (21)	4230	415,852	528,552
IV.	Other equity instruments	4235	0	0
V.	Minus: Treasury shares	4240	-3,391	-3,140
VI.	Foreign exchange gains	4250	-320	-1,759
VII.	Other measurement adjustments	4260	-2,667	5,095
VIII.	Revaluation reserves for non-current assets held for sale and discontinued operations	4265	0	0
IX.	Minus: Interim dividends	4270	-40,653	-35,045
	EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	4280	2,132,802	1,838,205
X.	Minority interest	4290	892,147	680,196
A)	EQUITY	4300	3,024,949	2,518,401
I.	Issue of bonds and other marketable securities	4310	5,251,963	3,553,569
II.	Payable to credit institutions	4320	4,290,640	2,945,506
III.	Other financial payables	4330	26,637	1,665
IV.	Deferred tax liabilities	4340	338,652	258,026
V.	Provisions	4350	375,291	254,919
VI.	Other non-current liabilities (22)	4360	824,502	449,869
B)	NON-CURRENT LIABILITIES	4370	11,107,685	7,463,554
I.	Issue of bonds and other marketable securities	4380	517,291	43,443
II.	Payable to credit institutions	4390	1,228,629	795,983
III.	Trade and other payables	4400	4,890,553	3,806,031
IV.	Other financial liabilities	4410	2,219	6,215
V.	Provisions	4420	332,310	314,920
VI.	Current income tax liabilities	4430	260,056	164,212
VII.	Other current liabilities	4440	48,275	48,157
	Subtotal current liabilities	4450	7,279,243	5,178,961
VIII.	Liabilities directly associated with non-current assets held for sale and discontinued operations	4465	0	0
C)	CURRENT LIABILITIES	4470	7,279,243	5,178,961
	TOTAL LIABILITIES AND EQUITY (A + B + C)	4480	21,411,877	15,160,916

V. CONSOLIDATED GROUP INCOME STATEMENT (UNDER THE ADOPTED IFRS)

(thousand euro)

			Current year		Previous year	
			Amount	**%**	**Amount**	**%**
+	**Net revenue**	**4500**	8,989,093	100.00%	7,254,011	100.00%
+	**Other revenue**	**4510**	76,284	0.85%	67,539	0.93%
+/-	**Changes in inventories of finished goods and work in progress**	**4520**	142,660	1.59%	79,862	1.10%
-	**Cost of sales**	**4530**	-4,942,181	-54.98%	-3,958,168	-54.57%
-	**Staff costs**	**4540**	-1,907,094	-21.22%	-1,536,578	-21.18%
-	**Depreciation & amortisation**	**4550**	-332,516	-3.70%	-244,253	-3.37%
-	**Other expenses**	**4560**	-1,154,951	-12.85%	-945,649	-13.04%
=	**OPERATING PROFIT/LOSS**	**4570**	**871,295**	9.69%	**716,764**	9.88%
+	**Interest revenue**	**4580**	213,435	2.37%	127,576	1.76%
-	**Finance costs**	**4590**	-609,577	-6.78%	-478,886	-6.60%
+/-	**Net exchange differences**	**4600**	-3,229	-0.04%	-4,498	-0.06%
+/-	**Net gains/losses on financial instruments at fair value**	**4610**	8,911	0.10%	5,656	0.08%
+/-	**Net gains/losses on non-financial assets at fair value**	**4620**	0	0.00%	0	0.00%
+/-	**Net gains/losses on impairment/release of impairment of assets**	**4630**	-6,283	-0.07%	0	0.00%
+/-	**Share of results from associated companies and joint ventures accounted for by the equity method**	**4640**	7,587	0.08%	-2,219	-0.03%
+/-	**Net gains/losses on the disposal of non-current assets or measurement of non-current assets held for sale not included in discontinued operations**	**4650**	0	0.00%	0	0.00%
+/-	**Other net gains/losses**	**4660**	79,281	0.88%	311,946	4.30%
=	**PROFIT/LOSS BEFORE TAXES FOR CONTINUED OPERATIONS**	**4680**	**561,420**	6.25%	**676,339**	9.32%
+/-	**Income tax expense**	**4690**	-173,231	-1.93%	-169,110	-2.33%
=	**PROFIT/LOSS FOR CONTINUED OPERATIONS**	**4700**	**388,189**	4.32%	**507,229**	6.99%
+/-	**Net profit/loss after taxes for discontinued operations (23)**	**4710**	0	0.00%	31,779	0.44%
=	**PROFIT/LOSS FOR THE PERIOD**	**4720**	**388,189**	4.32%	**539,008**	7.43%
+/-	**Minority interest**	**4730**	27,663	-0.31%	-10,456	-0.14%
=	**PROFIT/LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT**	**4740**	**415,852**	4.63%	**528,552**	7.29%

VI. CONSOLIDATED BALANCE SHEET COMPARING SPANISH GAAP AND THE ADOPTED IFRS

(thousand euro)

	ASSETS		Opening balance in 2005 (IFRS)	Closing balance in 2004 (Spanish GAAP)
I.	Start-up expenses	5000		9,185
II.	Property, plant & equipment	5010	563,319	602,829
III.	Investment properties	5020	0	
IV.	Goodwill	5030	1,278,229	1,237,411
V.	Other intangible assets	5040	85,621	184,362
VI.	Non-current financial assets	5050	756,176	965,781
VII.	Shares in the parent held for the long term	5060		3,141
VIII.	Other non-current assets	5070	6,284,404	5,835,779
A)	LONG-TERM/NON-CURRENT ASSETS	5080	8,967,749	8,838,488
B)	DEFERRED CHARGES	5090		1,377,534
I.	Inventories	5100	1,568,055	1,577,562
II.	Trade and other receivables	5110	2,576,014	2,742,209
III.	Other current financial assets	5120	0	0
IV.	Shares in the parent held for the short term	5130		0
V.	Other current assets	5140	17,591	78,369
VI.	Cash & cash equivalents	5150	2,031,507	2,031,506
	Subtotal	5160	6,193,167	6,429,646
VII.	Non-current assets available for sale and discontinued operations	5170	0	
C)	CURRENT ASSETS	5175	6,193,167	6,429,646
	TOTAL ASSETS (A + B + C)	5180	15,160,916	16,645,668

	LIABILITIES		Opening balance in 2005 (IFRS)	Closing balance in 2004 (Spanish GAAP)
I.	Capital	5190	140,265	140,265
II.	Reserves	5200	1,731,030	1,591,058
	Of which: Adjustment against reserves due to transition to IFRS (*)	5210	-414,914	
III.	Other equity instruments	5215	0	0
IV.	Minus: Treasury shares	5220	-3,140	0
V.	Other measurement adjustments	5230	5,095	
VI.	Profit/loss for the year	5240		556,841
VII.	Minus: Interim dividends	5250	-35,045	-35,045
A)	SHAREHOLDERS' EQUITY (SPANISH GAAP)/EQUITY ATTRIBUTED TO EQUITY HOLDERS OF THE PARENT (IFRS)	5260	1,838,205	2,253,119
B)	MINORITY INTEREST	5270	680,196	1,236,666
	TOTAL EQUITY UNDER IFRS (A + B)	5280	2,518,401	
C)	NEGATIVE CONSOLIDATION DIFFERENCE	5290		7,908
D)	DEFERRED REVENUE	5300	202,361	233,745
I.	Issue of bonds and other marketable securities	5310	3,553,569	3,602,894
II.	Payable to credit institutions	5320	2,945,506	3,314,480
IV.	Provisions	5330	254,919	486,256
V.	Other non-current liabilities	5340	507,199	578,599
E)	LONG-TERM/NON-CURRENT LIABILITIES	5350	7,261,193	7,982,229
I.	Issue of bonds and other marketable securities	5360	43,443	80,047
II.	Payable to credit institutions	5370	795,983	458,043
III.	Trade and other payables	5380	3,806,031	3,241,752
IV.	Provisions	5390	314,920	314,920
V.	Other current liabilities	5400	218,584	837,239
	Subtotal	5410	5,178,961	4,932,001
VI.	Liabilities directly associated with non-current assets available for sale and discontinued operations	5420	0	
F)	SHORT-TERM/CURRENT LIABILITIES	5425	5,178,961	4,932,001
	TOTAL LIABILITIES AND EQUITY (A + B + C + D + E + F)	5430	15,160,916	16,645,668

(*) Information line only. Figures should not be counted in the calculation of "Equity under IFRS".

VII. BREAKDOWN OF NET REVENUE BY ACTIVITY

(thousand euro)

ACTIVITY		PARENT COMPANY		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
Construction	2100	118	548	4,387,330	3,583,017
Real estate	2105			760,276	614,033
Infrastructure	2110			813,555	768,140
Services	2115			3,200,104	2,444,462
Other & adjustments	2120	55,221	46,892	-172,172	-155,641
	2125				
	2130				
	2135				
	2140				
Completed construction pending certification (*)	2145				
Total net revenue	2150	55,339	47,440	8,989,093	7,254,011
Spanish market	2160	55,339	47,440	5,099,413	4,577,184
Exports to: European Union	2170			2,993,738	2,237,183
OECD countries	2173			751,037	403,649
Other countries	2175			144,905	35,995

(*) To be completed only by construction companies

VIII. AVERAGE NUMBER OF EMPLOYEES IN THE PERIOD

ACTIVITY		PARENT COMPANY		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
Total employees	3000	220	199	57,247	49,892

IX. BUSINESS PERFORMANCE

(In addition to complying with the instructions to complete this half-yearly information, the information to be included in this section must state the following items: revenue and the costs associated with that revenue; composition and analysis of the main transactions that generated any extraordinary items; comments on significant investments and divestments, explaining their effect on the company's working capital, especially cash flow; and sufficient explanation of the nature and effect of any items that led to a significant change in company revenue or profit in the current period with respect to those reported in the previous period. Companies that file the group's consolidated balance sheets and income statements under the adopted IFRS must provide detailed information on transactions that have had a significant impact on the financial position, earnings or equity of the company or its group as a result of impairment of assets or release of impairment, measurement of assets and liabilities at fair value, including derivatives and hedges, exchange differences, provisions, business combinations, "discontinued" operations or other transactions with a significant effect, and provide a description of material changes in "non-current assets held for sale and discontinued operations" and related liabilities, significant changes in the risk assumed and operations undertaken to mitigate it, and subsequent events which, though significant, have not been reflected in the financial information presented. Companies must clearly distinguish between comments on consolidated financial statements and, where appropriate, on parent company financial statements).

Information about business performance is attached in a PDF file.
The following information refers to the aspects required by the CNMV in its instructions for preparing this report about possible material impacts on the financial statements as a result of applying IFRS.

- There are no material impacts on the financial position, earnings or equity of the company or its group as a result of impairment of assets or reversal of impairment, exchange differences, provisions, business combinations or discontinued operations classified as available for sale.

- There are no changes in "non-current assets held for sale" in accordance with the definition in IFRS 5 since an analysis showed that the group does not have any such assets.

- The measurement of derivatives and hedges at fair value led to a net impact of -7.762 million euro on company equity in 2005 with respect to that existing on the date of transition to IFRS.

- There are no material changes in the risk assumed by the group due to the transition to IFRS. Nevertheless, the group has updated its risk information systems and is formally drafting the accounting regulations and the administrative procedures that have been directly or indirectly affected by the transition to IFRS in order to mitigate and/or reduce the aforementioned risk.

- No material subsequent events have occurred that warranted inclusion in the financial information presented.

The detail of the completed work pending certification requested in section VII on Breakdown of net revenue by activity is as follows.

	CONSOLIDATED (thousand euro)	
	Current year	Previous year
Completed work pending certification	304,830	224,052

X.1. ISSUES, REDEMPTIONS OR CANCELLATIONS OF DEBT SECURITIES

(In this section, report itemised details of each issue, redemption or cancellation of debt securities undertaken since the beginning of the year by the reporting entity or, as appropriate, by any entity forming part of the consolidation scope, providing the information in the tables below for each issue, redemption or cancellation. That information must be provided separately, distinguishing between issues, redemptions and cancellations which, in connection with the issuance or placement of the securities, required the registration of a prospectus with a Competent Authority (24) of a European Union Member State and those which did not. In the case of issues, redemptions and cancellations by associated companies or any company other than the parent company, dependent companies or multigroup companies, only include such information insofar as the issue or cancellation is guaranteed, fully or partly, by the parent company or by any dependent or multigroup company. Issues or placements of securities in the money market (25) may be aggregated (26) by transaction type (27), as may issues by the same entity within the same country, provided that they have similar characteristics. If an issue, redemption or cancellation is instrumented through a "special purpose vehicle" (28), this fact must be expressly disclosed.)

Issuance, redemption or cancellation of debt securities whose issuance or placement did not require the registration of a prospectus with a Competent Authority (24) of the European Union

			Characteristics of the issue, redemption or cancellation of the debt securities									
Issuer	Relationship (29)	Country of domicile	Transaction (27)	ISIN (30)	Type of security	Date of issuance, redemp. or canc.	Outstanding balance	Yield	Maturity and form of repayment	Market(s) where listed	Credit rating	Collateral (31)

Issuance, redemption or cancellation of debt securities whose issuance or placement required the registration of a prospectus with a Competent Authority (24) of the European Union

			Characteristics of the issue, redemption or cancellation of the debt securities									
Issuer	Relationship (29)	Country of domicile	Transaction (27)	ISIN (30)	Type of security	Date of issuance, redemp. or canc.	Outstanding balance	Yield	Maturity and form of repayment	Market(s) where listed	Credit rating	Collateral (31)
Skyway Concession Company LLC	Subsidiaries	USA	Issues	n.a.	Bonds	09/08/05	370,996	6.46	2017 and repayment of principal upon maturity	n.a.	AAA	Payment guaranteed to bondholders by FSA
Skyway Concession Company LLC	Subsidiaries	USA	Issues	n.a.	Bonds	09/08/05	812,136	5.39	2026 and repayment of principal between 2019 and 2026	n.a.	AAA	Payment guaranteed to bondholders by FSA

X.2. ISSUES BY THIRD PARTIES COLLATERALISED BY THE GROUP

(In this section, report itemised details of each issue, redemption or cancellation of debt securities collateralised since the beginning of the year by the reporting entity or, as appropriate, by any entity forming part of the consolidation scope, other than issues or placements disclosed in section X.1 above, providing the information in the table below for each issue or placement. If the collateral was provided by an associated company or any consolidated company other than the parent company, dependent companies or multigroup companies, only include such information if the guarantee might have a material (32) impact on the consolidated financial statements. Issues or placements of securities in the money market (25) may be aggregated (26) by transaction type (27), as may issues by the same entity Within the same country, provided that they have similar characteristics. If an issue, redemption or cancellation is instrumented through a "special purpose vehicle" (28), this fact must be expressly disclosed.)

			Characteristics of the issue, redemption or cancellation of the debt securities									
Issuer	Relationship (29)	Country of domicile	Transaction (27)	ISIN (30)	Type of security	Date of issuance, redemp. or canc.	Outstanding balance	Yield	Maturity and form of repayment	Market(s) where listed	Credit rating	Collateral (31)

XI. DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euro per share	Amount (thousand euro)
1. Ordinary shares	**3100**	86.0	0.86	120,557
2. Preference shares	**3110**			
3. Redeemable shares	**3115**			
4. Non-voting shares	**3120**			

Additional information about distributed dividends (interim, supplementary, etc.)
See Annex on following page (G-11b)

XII. SIGNIFICANT EVENTS (*)

				YES	NO
1.	Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)		**3200**		X
2.	Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)		**3210**		X
3.	Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant material investments or divestments, etc.)		**3220**	X	
4.	Increase and decrease in share capital or securities value		**3230**		X
5.	Issuance, redemption or cancellation of debt securities		**3240**		X
6.	Change in Directors or Board of Directors		**3250**	X	
7.	Amendments to the Company Bylaws		**3260**		X
8.	Change of corporate form, mergers or demergers		**3270**		X
9.	Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the Company or Group		**3280**		X
10.	Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group		**3290**		X
11.	Bankruptcy, protection from creditors, etc.		**3310**		X
12.	Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares		**3320**		X
13.	Strategic agreements with domestic or foreign groups (exchanges of cross-holdings, etc.)		**3330**		X
14.	Other significant events		**3340**	X	

Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

Additional information about distributed dividends (interim, supplementary, etc.)

On 18 March 2005, the Shareholders' Meeting of Grupo Ferrovial, S.A. declared a supplementary dividend of 0.57 euro per share out of 2005 income.

This dividend, which amounted to 79,903,990.94 euro, excluding own shares at the time of payment, was paid on 13 May 2005. On 28 October 2005, the Board of Directors of Grupo Ferrovial, S.A. declared an interim dividend of 0.29 euro per share out of 2005 income.

This dividend, which amounted to 40,652,551.48 euro, excluding own shares at the time of payment, was paid on 15 November 2005.

XIII. ANNEX EXPLAINING SIGNIFICANT EVENTS

1. On 29 January, Amey plc (a UK subsidiary of Ferrovial Servicios, S.A. which is wholly owned by Grupo Ferrovial, S.A.) met all the conditions to buy Jarvis's stake in the London Underground project managed via the Tube Lines consortium. As a result, Amey plc effectively became the owner of 66.66% of the Tube Lines consortium.

2. As disclosed to the CNMV on 4 February 2005, the Board of Directors approved the implementation of a remuneration plan for employees and executives of the companies comprising the corporate group of which Grupo Ferrovial, S.A. is the parent company (with the exception of Cintra Infraestructuras de Transporte, S.A. and its subsidiaries) who have the category of executive or head of department or equivalent, consisting of the payment of part of the variable remuneration for 2004 in the form of shares of Grupo Ferrovial, S.A., capped at 12,000 euro per person.

3. On 25 February, the Board of Directors approved the company's 2004 annual corporate governance report.

4. On 18 March, the Shareholders' Meeting approved, among others, the following resolutions:

- Approval of the financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group.

- Application of 2004 income and the distribution of a dividend of 0.82 euro per share, which, net of the interim dividend already paid, entails the payment of 0.57 euro per share payable on 13 May 2005.

- Approval of the conduct of business by the Board of Directors in 2004.

- Re-appointment of the directors Santiago Bergareche Busquet, Jaime Carvajal Urquijo, Joaquín Ayuso García, Fernando del Pino y Calvo Sotelo and Gabriele Burgio.

- Approval of a system of remuneration for members of the Board of Directors with executive functions and for senior executives, consisting of the payment of part of the variable remuneration in the form of shares of the Company, capped at 12,000 euro per person.

5. On 18 March, the Board of Directors re-appointed Joaquín Ayuso García as Chief Executive Officer of Grupo Ferrovial, S.A. and renewed the appointment of Santiago Bergareche Busquet, Jaime Carvajal Urquijo, Fernando del Pino y Calvo-Sotelo and Joaquín Ayuso García as members of the Executive Committee.

6. Through subsidiary Ferrovial-Agromán S.A., Grupo Ferrovial acquired 100% of WEBBER GROUP, which includes W.W.Webber Inc., one of the largest civil engineering companies in the State of Texas (US).

7. Through Ferrovial Servicios, S.A., Grupo Ferrovial acquired 100% of SWISSPORT INTERNATIONAL AG, which heads an airport handling group whose two core businesses are ground handling and cargo handling.

8. The Board of Directors approved a remuneration programme for executives who are not

members of the Management Committee or do not report to the Board's delegate bodies, consisting of the delivery of stock options on at most 1,700,000 shares of the company, representing 1.21% of capital stock.

9. The Board of Directors declared an interim dividend of 0.29 euro gross per share out of 2005 income.

10. Ferrovial Telecomunicaciones, S.A. (100% owned by Grupo Ferrovial, S.A.) sold its entire 9.59% stake in Ono to Multitel and a group of new shareholders of Grupo Corporativo Ono, S.A. for 145 million euro.

This information was filed on 31 January, 4 and 28 February, 18 March, 9 and 21 August, 30 September, 28 October and 7 November 2005, respectively.

XIV. RELATED-PARTY TRANSACTIONS (34)

The information included in this section must be in accordance with Order EHA/3050/2004, dated 15 September, on information about related-party transactions (35) that must be supplied by companies that issue securities listed on official secondary markets, based on the instructions for completing this half-year report.

1. TRANSACTIONS WITH THE COMPANY'S SIGNIFICANT SHAREHOLDERS (36)

Code (37)	Description of transaction (37)	Aggregate/ Individual (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)
009	Provision of services	Individual	Current	474	35	Short	Casa Grande de Cartagena, S.L.
009	Provision of services	Individual	Current	356	24	Short	Controlling family
009	Provision of services	Individual	Current	110	107	Short	Controlling family
009	Provision of services	Individual	Current	102	7	Short	Controlling family
010	Receipt of services	Individual	Current	-167	0	Short	Controlling family
010	Receipt of services	Individual	Current	-44	0	Short	Controlling family
009	Provision of services	Aggregate	Current	5	0	Short	

Other factors (43)

All the above transactions took place in the ordinary course of the company's business and were made on an arm's-length basis.

In related-party transactions that refer to receiving services, no profit/loss is recognised since it refers to the company or person that provides the service.

According to the notification to the Comisión Nacional del Mercado de Valores and to the Company itself, on 24 November 2005 the concerted family group formed by Rafael del Pino y Moreno and his children (María, Rafael, Joaquín, Leopoldo and Fernando del Pino y Calvo-Sotelo) indirectly controlled (through Portman Baela, S.L. and Casa Grande de Cartagena S.L.) 58.314% of the share capital of Grupo Ferrovial, S.A.

Code (37)	Description of transaction (37)	Aggregate/ Individual (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/ Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)
002	Sales of assets (finished and unfinished)	Individual	Current	37	12	Short	Álvaro Echániz
002	Sales of assets (finished and unfinished)	Individual	Current	17	5	Short	Pedro Buenaventura Cebrián
002	Sales of assets (finished and unfinished)	Individual	Current	48	16	Short	Nicolás Villén Jiménez
009	Provision of services	Individual	Current	692	26	Short	Rafael del Pino y Calvo Sotelo
009	Provision of services	Individual	Previous	14	0	Short	Rafael del Pino y Calvo Sotelo
009	Provision of services	Individual	Current	18	2	Short	Rafael del Pino y Calvo Sotelo
009	Provision of services	Individual	Previous	33	2	Short	Juan Bejar Ochoa
009	Provision of services	Individual	Current	1,765	1,765	Short	Banesto
010	Receipt of services	Individual	Current	-1,980	0	Short	Banesto
019	Interest paid	Individual	Current	1,835	1,835	Short	Banesto
020	Interest charged	Individual	Current	-1,575	0	Short	Banesto
024	Guarantees and sureties	Individual	Current	-316,600	0	Short	Banesto
018	Financing agreements: other (specify)	Individual	Current	-50,000	0	Short	Banesto
016	Financing agreements: loans	Individual	Current	-166,000	0	Short	Banesto
009	Provision of services	Individual	Current	22,347	1,952	Short	Ericsson
010	Receipt of services	Individual	Current	-79	0	Short	Ericsson
010	Receipt of services	Individual	Current	-1,783	0	Short	Aviva
009	Provision of services	Individual	Current	54	54	Short	Bankinter
010	Receipt of services	Individual	Current	-65	0	Short	Bankinter
019	Interest paid	Individual	Current	739	739	Short	Bankinter
020	Interest charged	Individual	Current	-1,094	0	Short	Bankinter
016	Financing agreements: loans	Individual	Current	-39,600	0	Short	Bankinter
018	Financing agreements: other (specify)	Individual	Current	-52,300	0	Short	Bankinter
024	Guarantees and sureties	Individual	Current	-30,000	0	Short	Bankinter
010	Receipt of services	Individual	Current	-178	0	Short	TPI
010	Receipt of services	Individual	Current	58	0	Short	NH Hoteles
009	Provision of services	Individual	Current	8	1	Short	NH Hoteles
009	Provision of services	Individual	Current	6	1	Short	
010	Receipt of services	Individual	Current	-4	0	Short	
026	Remuneration	Aggregate	Current	-9,103	0	Short	
028	Contribution to pension plans and life insurance	Aggregate	Current	-17	0	Short	
029	Benefits to compensate with own financial instruments (option plans, convertible bonds, etc.)	Aggregate	Current	-7,142	0	Short	

Other factors (43)

All the above transactions took place in the ordinary course of the company's business and were made on an arm's-length basis.

In related-party transactions that refer to receiving services, no profit/loss is recognised since it refers to the company or person that provides the service.

In paid commissions and interest, the full amount of the transaction is considered to be a profit since there are not directly-related costs.

This item also includes information about transactions with Banesto, NH Hoteles, Bankinter, Ericsson, TPI and Aviva, in accordance with section 2 of Order EHA/3050/2004, since certain

directors are members of the Board of Directors of those companies.

The remuneration amounts include aggregate data for the Board of Directors and senior management. For more detailed information, the financial statements and corporate governance report for 2005 provide itemised information about the bylaw-mandated remuneration for the Board of Directors and information about remuneration for executive directors and senior management, aggregated and itemised in both cases.

In the period, 1,442,000 euro were contributed to the group savings insurance, of which the company is the policyholder and beneficiary, that was arranged to cover deferred remuneration recognised for seven senior managers, comprising an extraordinary remuneration that will only be paid when certain circumstances arise, the details of which were already disclosed in the corporate governance report and financial statements for 2005.

3. TRANSACTIONS BETWEEN PERSONS AND COMPANIES BELONGING TO THE GROUP (36)

Code (37)	Description of transaction (37)	Aggregate/ Individual (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/ Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)
009	Provision of services	Aggregate	Current	470,398	14,947	Short	

Other factors (43)

Below are detailed the significant transactions between the companies that belong to Grupo Ferrovial which form part of the company's normal operations with regard to their purpose and conditions and have not been eliminated in consolidation:

The aforementioned amounts refer to transactions relating to construction work performed by the construction area for infrastructure concession companies that are not eliminated in the drafting of consolidated financial statements. That approach is based on classifying this type of contract at consolidated level as construction contracts in which the group performs work for the granting administration and receives in exchange a right to operate the infrastructure in line with the conditions pre-set by the administration, so the work is performed for a third party, i.e. the administration, and there is no elimination.

In the first half of 2005, Grupo Ferrovial's construction division billed them, for the work performed and for the related advances, the sum of 520.399 million euro, recognising 470.398 million euro as revenue. The profit not eliminated upon consolidation due to those transactions, allocable to Grupo Ferrovial's ownership interest in the concession companies that receive the work, net of taxes and minority interest, amounted to 14.947 million euro.

XV. SPECIAL AUDITORS' REPORT

(This section must only be completed in the information relating to the first half of the year following the latest closed audited year and shall be applicable to issuers which, in accordance with section 13 of the Ministerial Order dated 18 January 1991, are required to present a special auditors' report, when the audit report on the financial statements of the year immediately before had denied an opinion or contained an adverse or qualified opinion. It should mention that the special auditors' report is attached as an annex to the half-year information and reproduces the information or statements made by the company directors about the updated situation of the qualifications included by the auditor in his report on the financial statements of the previous year and which, in accordance with the applicable technical audit standards, was used as the basis for preparing the aforementioned special report).

In compliance with provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY SIGNIFICANT DISCLOSURE

Grupo Ferrovial, S.A., on behalf of the consortium formed by it with Caisse de dépôt et placement du Québec and GIC Special Investments Pte Ltd, has made the attached announcement via the London Stock Exchange Regulatory Information Service, a translation of which is attached purely for information purposes.

Madrid, 17 March 2006
José María Pérez Tremps
Director and Secretary of Grupo Ferrovial, S.A.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN

17 March 2006
For immediate release
Grupo Ferrovial, S.A.

Grupo Ferrovial, S.A. (Ferrovial) notes the announcement earlier today by BAA plc (BAA) regarding its response to Ferrovials recent approach to BAA.

On behalf of a consortium comprising Ferrovial Infraestructuras, S.A. (a subsidiary of Ferrovial), Caisse de dépôt et placement du Québec (CDP) and an investment company directed by GIC Special Investments Pte Ltd (GIC SI) (together the Consortium), Ferrovial confirms that earlier today it submitted to the Chairman of BAA the outline terms of a possible cash offer for the entire issued and to be issued ordinary share capital of BAA (the Proposal).

The Consortium believes the Proposal offers attractive value for BAA shareholders and hence is disappointed that BAA has chosen to reject the Proposal without further discussion.

The Proposal
Subject to the satisfaction or waiver of the pre-conditions set out below, and on the terms and conditions to be set out in any firm offer announcement, the Consortium is prepared to make an offer of 810 pence per share in cash for the entire issued and to be issued ordinary share capital of BAA.

The Proposal values the existing issued share capital of BAA at £8.75bn and represents a premium of 27 per cent. to the average share price of 637p for the 30 days ended on 6 February 2006, the day before speculation began about the possibility of an offer for BAA, and a premium of 32 per cent. to the average share price of 615p for the 12

months ended on 6 February 2006.

The Proposal represents a multiple of 19.3x BAAs undiluted pre-exceptional earnings per share of 41.9p for the year ended 31 March 2005.

It is the strong preference of the Consortium to proceed with the transaction on a recommended basis. Therefore, the Consortium would be willing to increase its offer by a small increment in return for BAA agreeing to grant the limited due diligence access set out below and recommending the Consortiums offer.

Pre-conditions
The pre-conditions to the Proposal are as follows:

- completion of the limited due diligence set out below to the reasonable satisfaction of the Consortium;
- agreement with the trustees of the pension scheme on any required additional contributions and receipt of the appropriate clearance(s) from the pensions regulator; and
- the unanimous recommendation of the BAA board.

The Consortium reserves the right to waive, in whole or in part, any of the above pre-conditions at its discretion.

Financing
The offeror will be a newco which has been established specifically for the purposes of this transaction (Bidco). Equity in Bidco will be subscribed for by Ferrovial Infraestructuras, S.A., CDP and an investment company directed by GIC SI, with Ferrovial indirectly holding an interest of more than 60 per cent. The equity documents required to implement the transaction have been signed by the Consortium members.

It is intended that debt finance for Bidco will be provided by Citigroup, Royal Bank of Scotland and Banco Santander (together, the Banks). Term sheets for the required debt facilities have been signed by the Consortium and the Banks.

The Consortium is committed to safe long-term funding in the global bond markets and, as such, plans to consult with BAAs existing bondholders (through the Association of British Insurers) to help develop its long-term funding plans.

The Consortiums plans for the BAA business
The Consortiums aim is to maximise BAAs operational and financial efficiency, whilst also focusing on security, safety, good airline and passenger service and environmental issues. The Consortium is committed to the long-term ownership and continued development of BAAs business, and to the investment needs of the business in the future. Key to this is its intention to keep together the UK regulated assets of the group and to work co-operatively with the UK Government and the CAA to deliver the White Paper recommendations for runway and terminal development.

The Consortium has had regard to all BAAs disclosed investment projects across its

seven UK airports. The Consortium intends to focus on investment in the UK and to enhance airport capacity, in particular, in South East England. The Consortium also intends to retain and support current executive management. The Consortium members have substantial experience in running infrastructure assets, including airports.

Due diligence
Assisted by its team of advisers, the Consortium has completed an extensive due diligence exercise based on public information. In addition, the Consortium has requested that the board of BAA discloses the following limited information:

- A copy of the trust deed relating to, and rules of, the BAA groups final salary occupational pension scheme (the Scheme) and details of the mortality assumptions used in calculating the Schemes IAS 19 deficit as at 30 September 2005 and copies of the BAA Groups employee share schemes rules and related trust deeds.

- Details of the deferred tax liability and schedule of reversion relating to the BAA groups accelerated capital allowances.

- Details of the BAA group's debt facilities (including copies of the trust deeds in respect of its public debt, including its convertible bonds) and the gross debt, cash, net debt and reserves / distributable reserves of BAA and its material UK subsidiaries.

- Details of the BAA groups outstanding derivative (including hedging) position, contingent liabilities and performance guarantee exposures, as at the latest month end.

- Copies of the latest financial covenant compliance certificates delivered by the BAA group in respect of all of its existing public debt.

- Details of the BAA groups capex budget for the fiscal years ending 31 March 2006 and 31 March 2007 including details of payments made and outstanding, segmented accordingly for Terminal 5.

- Confirmation that none of the provisions in any of the BAA group's contracts or other arrangements relating to Budapest, Indianapolis, Naples and the Australian airports in which it has an interest are triggered by a change of control of, or a transfer of any shares in, any relevant member of the BAA group. To the extent that there are any such provisions, details of those provisions.

- Details of the BAA groups total sales (in US dollars) derived either from assets located in the US or contracts relating to such assets, including reimbursements or other consideration paid to the BAA group pursuant to contracts in the US.

Pension scheme deficit
The Consortium has assumed in its financial analysis an accelerated schedule of contributions to eliminate the BAA groups current pension scheme deficit over a period of time. Following receipt of the pensions related information referred to above, the Consortium will be ready to submit a proposal to the trustees of the pension scheme, and is confident that it can reach a satisfactory agreement with them, and obtain clearance(s) from the pensions regulator, before an offer is made.

The Consortium has requested that the board of BAA facilitates access to the trustees as a matter of urgency.

Anti-trust and Regulatory

The Consortium has taken extensive advice on anti-trust and regulatory matters on the basis of which it believes that no material anti-trust or regulatory issues are likely to arise in relation to the Proposal.

The Proposal will be reviewable by the European Commission and the Consortium is confident that it will be cleared during a Phase I review. In order to help ensure this, the Consortium members would be willing to make such remedy commitments in relation to non-BAA assets as may reasonably be necessary in order to secure such Phase I clearance. It is anticipated that the required notification will be submitted to the European Commission soon.

In relation to all other jurisdictions in which BAA operates, the Consortium is confident that the implementation of the Proposal will not give rise to any material anti-trust or regulatory issues. In relation to Australia, the Consortium members would be willing to make such commitments as may be necessary to ensure compliance with the Australian Airports Act.

Civil Aviation Authority

The Consortium has taken advice regarding the regulatory regime under which BAA and its UK airport subsidiaries operate. It endorses BAAs current approach in the ongoing price review regarding BAAs London airports, and sees this as a business as usual issue.

The Consortium is fully committed to achieving the ambitions of the Government's White Paper and has a detailed business plan which provides significant investment to do so. It is confident that the CAA will be comfortable with its business plan, financial structure and ability to deliver its investment commitments.

Other matters

The Consortium intends to make appropriate offer(s) to the holders of BAAs convertible bonds at a value which reflects the enhanced conversion rate of the convertibles which applies in the event of a change of control.

The Consortium also intends to make appropriate offers to the holders of options.

The Consortium is prepared to offer a loan note alternative (consistent with market norms) to the cash consideration offered for the BAA shares (the Loan Notes) if this were considered important by the board of BAA.

The Consortiums current preference is to implement the transaction by way of a scheme of arrangement.

The Consortium intends that the existing employment rights of all BAA group employees would continue to be safeguarded and accrued rights to pension benefits protected in accordance with statutory requirements.

This announcement does not constitute an announcement of a firm intention to make an offer under Rule 2.5 of the City Code on Takeovers and Mergers (the Code). Accordingly, there can be no certainty that any offer will ultimately be made, even if the pre-conditions to the Proposal are satisfied or waived.

Enquiries:

Citigroup
David Wormsley: + 44 20 7986 7692
Philip Robert-Tissot: + 44 20 7986 7519
David James (Corporate Broking): + 44 20 7986 0732

Citigate
Ginny Pulbrook (Press): +44 20 7282 2945

Grupo Albion
Alex Moore (Press): +34 91 531 2388

Citigroup Global Markets Limited is acting for Bidco, Ferrovial, CDP and GIC SI and no one else in connection with the matters described in this announcement, and will not be responsible to anyone other than Bidco, Ferrovial, CDP and GIC SI for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the matters described in this announcement.

HSBC is acting for CDP and no one else in connection with the matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC or for providing advice in relation to the matters described in this announcement.

INFORMATION ON FERROVIAL

Ferrovial is one of Europes leading construction, services and infrastructure concession groups, with annual revenues of €8,989 million, more than 68,000 employees and a presence in 40 countries worldwide. Ferrovial was founded as a construction company in 1952 and, while it maintains construction as one of its core activities, is now a diversified group, with other businesses (infrastructure, property and services) that are complementary to its core activity. In recent years, Ferrovials strategy has been to expand and diversify in terms of activities and regions. In the 1997 to 2005 period, equity investments amounted to €6 billion, 80% in infrastructure and services. In 2005 Ferrovial derived 59% of its operating profit from infrastructure and services business.

Ferrovial has also made significant investments overseas, with 46% of operating profit coming from outside Spain. Ferrovial has investments throughout Europe (the UK, Ireland, Italy, Portugal and Poland), Canada, the US, Australia and Latin American countries, mainly Chile. Ferrovials revenues amounted to €8,989 million in 2005, and net income was €416 million.

Ferrovials infrastructure projects include the operation, through its Cintra subsidiary, of the 407 ETR motorway in Toronto and the Chicago Skyway toll road, and has recently been selected preferred bidder for the maintenance and operation of the Indiana Toll

Road. In the UK, through its Amey subsidiary, Ferrovial jointly holds a 30-year contract to upgrade and maintain the Jubilee, Northern and Piccadilly London Underground Lines. Ferrovials airport investments include owning 50% of Bristol, 100% of Belfast City and 20.9% of Sydney airport. Ferrovial has also recently acquired 100% of the share capital of the Swiss airport handling company, Swissport International AG, which operates in more than 180 airports worldwide and employs over 20,000 people.

INFORMATION ON CDP

CDP is a financial institution that manages funds primarily for public and private pension and insurance plans. As at 31 December 2005, it held CA $122.2 billion of net assets. CDP invests in the main financial markets as well as in private equity and real estate.

CDPs private equity unit focuses mainly on companies that offer predictable current income for its infrastructure portfolio. CDP partners with dynamic companies in various sectors, offering them a wide range of financing products, which comprise mainly equity investments and loans. As at 31 December 2005, the private equity portfolio had a net asset value of CA $10.9 billion.

INFORMATION ON GIC SI

GIC SI is the private equity investment arm of the Government of Singapore Investment Corporation Pte Ltd ("GIC"). It manages a diversified global portfolio of investments in private equity, venture capital and infrastructure funds, as well as direct investments in private companies. From providing capital to US leveraged buyout and venture capital firms in the early 80s, GIC SIs portfolio has since grown significantly. Today, operating out of offices in Singapore, London, New York, San Francisco and Beijing, GIC SI is one of the largest private equity investors worldwide.

GIC is a global investment management company established in 1981 to manage Singapore's foreign reserves. GIC invests internationally in equities, fixed income, money market instruments, real estate and special investments. Since inception, GIC has grown from managing a few billion dollars, to more than US$100 billion today. GIC strives to achieve good long-term returns on assets under management, to preserve and enhance Singapore's reserves.

* * * * * *

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, interested (directly or indirectly) in 1% or more of any class of relevant securities of BAA, all dealings in any relevant securities of that company (including by means of an option in respect of, or a derivative referenced to, any such relevant securities) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. The requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the offer period otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an interest in relevant securities of BAA, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all dealings in relevant securities of BAA

by Ferrovial or BAA, or by any of their respective associates, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose relevant securities dealings should be disclosed, and the number of such securities in issue, can be found on the Takeover Panels website at www.thetakeoverpanel.org.uk.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an interest by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative reference to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panels website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, you should consult the Panel.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

The Loan Notes which may be issued pursuant to the Proposal have not been, and will not be, registered under the US Securities Act of 1933 (the "Securities Act"), as amended, or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. The Loan Notes will not be listed on any stock exchange. Accordingly, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the Securities Act), Japan (or to residents of Japan) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence.

Notice to US holders of BAA securities: An offer for BAA would be for the securities of a corporation organised under the laws of England and would be subject to the procedure and disclosure requirements of England, which are different from those of the United States. The financial information included in this document has not been prepared in accordance with generally accepted accounting principles in the United States (US GAAP) and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with US GAAP. Also, the settlement procedure with respect to the offers will be consistent

with UK practice, which differs from US domestic tender offer procedures in certain material respects, particularly with regard to date of payment.

It may be difficult for US holders of BAA securities to enforce their rights and any claim arising out of the US federal securities laws, since the Consortium, its members and BAA are located outside of the United States, and some or all of their officers and directors may be resident outside of the United States. US holders of BAA securities may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US courts judgement.

To the extent permitted by applicable law and in accordance with normal UK practice, the Consortium and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to any such offer, such as in open market or privately negotiated purchases outside the United States during the period in which the offer remains open for acceptance. In accordance with the requirements of Rule 14e-5 and any exemptive relief granted by the SEC, such purchases, or arrangements to purchase, must comply with English law, the City Code and the Listing Rules. In addition, in accordance with Rule 14e-5(b) of the US Exchange Act, Citigroup Global Markets Limited and HSBC will continue to act as exempt market makers in BAA securities on the London Stock Exchange. Any information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com

In compliance with provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY SIGNIFICANT DISCLOSURE

In connection with the possibility that Grupo Ferrovial, in consortium with Caisse de Dêpot et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd, may make a bid for 100% of BAA plc, the London Stock Exchange Takeover Panel has issued an announcement which is attached hereto, with a translation purely for information purposes.

Madrid, 22 March 2006
José María Pérez Tremps
Director and Secretary of Grupo Ferrovial, S.A.

Number:2230A
Takeover Panel
22 March 2006
2006/5

BAA PLC ("BAA")

FERROVIAL INFRAESTRUCTURAS SA, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, GIC SPECIAL INVESTMENTS PTE LTD ("FERROVIAL CONSORTIUM")

Following recent representations made by the advisers to BAA, the Panel Executive has been considering the application of Rule 2.4(b) of the Code to the announcement made by the Ferrovial Consortium stating the possibility of the Ferrovial Consortium making an offer for BAA. Following discussions with both parties' advisers, the Panel Executive has ruled that the Ferrovial Consortium must, by 12.00 noon on 24 April 2006, either announce a firm intention to make an offer for BAA under Rule 2.5 of the Code or announce that it does not intend to make an offer for BAA.

No extension to this deadline will be granted, except with the consent of the Panel Executive. In the event that the Ferrovial Consortium announces that it does not intend to make an offer for BAA, the Ferrovial Consortium and any members of the Ferrovial Consortium and any person acting in concert with any of them will, except with the consent of the Panel Executive, be bound by the restrictions contained in Rule 2.8 of the Code for six months from the date of such announcement. Each of the parties has accepted this ruling.

22 March 2006

In compliance with provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY SIGNIFICANT DISCLOSURE

The consortium comprising Ferrovial Infraestructuras, S.A. (of which Grupo Ferrovial, S.A. is the sole shareholder), Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd (the "Consortium") created with the purpose of acquiring 100% of the capital of BAA plc. ("BAA"), has appointed Macquarie Bank Limited ("MBL") as financial co-adviser of the Consortium for that operation, in conjunction with the Consortium's current adviser, Citigroup Global Markets Limited.

Ferrovial Infraestructuras has also reached an agreement with Macquarie Airports ("MAp") under which the two parties grant each other conditional call and put options (the "Options") on the holdings of Ferrovial Aeropuertos, S.A. (100% subsidiary of Ferrovial Infraestructuras) in the capital of the companies owning the rights to Sydney and Bristol airports.

Exercise of the Options is conditional upon the acquisition by the Consortium of a controlling stake in the capital of BAA.

If that condition is met, MAp has the option to buy 20.9% of the capital of Sydney airport and 50% of the capital of Bristol airport from Ferrovial Aeropuertos, without prejudice to any pre-emptive rights which the other shareholders of those airports may have. The strike price of both options is based on the valuation of those assets by MAp in December 2005, net of any earnings distributions which those companies may make after the date of the agreement. At the date of this communiqué, those prices amount to approximately 1.009 billion Australian dollars (600 million euro) in the case of Sydney and 106 million pounds sterling (154 million euro) in the case of Bristol.

Ferrovial Infraestructuras can exercise its put options, subject also to any pre-emptive rights of the other shareholders of each airport, at a 7.5% discount on the price of the call options, which, at the date of this communiqué, amounts to approximately 934 million Australian dollars (552 million euro) in the case of Sydney and 98 million pounds sterling (142 million euro) in the case of Bristol.

Neither the call nor the put options have any price nor may they be exercised before the earlier of 90 days after the acquisition by the Consortium of control of BAA or in at most 365 days from the date of signature of the agreement.

Because of the nature of the Options, Grupo Ferrovial will inform the market of the terms and conditions of their exercise if the condition precedent is met.

Macquarie Bank provides investment banking and financial services and employs over 7,600 people in 24 countries. Grupo Ferrovial and Macquarie Bank have collaborated successfully in a number of projects and initiatives in the last six years, including the IPO of Cintra, in which Macquarie divested its entire 40% stake, the acquisition of Chicago Skyway Tollway in Chicago (USA), and the appointment as preferred bidder of the consortium comprising Cintra and Macquarie for the acquisition of the Indiana Toll Road in Indiana (USA).

File No. 82-4939

In accordance with the provisions of article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

1. On this day, this Company's Ordinary Shareholders' Meeting adopted, among others, the following resolutions:

    - Approval of the financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group for 2005.

    - Allocation of 2005 income, including the distribution of a dividend of 0.90 euro per share, which, net of the interim dividend already paid, entails the payment of 0.61 euro per share, payable from 12 May 2006.

    - Approval of the conduct of business by the Board of Directors in 2005.

    - Re-appointment as directors of Rafael del Pino y Calvo-Sotelo, CASA GRANDE DE CARTAGENA, S.L., PORTMAN BAELA S.L., José María Pérez Tremps, Juan Arena de la Mora and Santiago Eguidazu Mayor.

    - Reappointment of PricewaterhouseCoopers Auditores, S.L. as auditors for the company and its consolidated group for 2006.

    - Amendment of articles 12, 14 and 15 of the Company Bylaws in connection with convening and holding the Shareholders' Meeting and of article 26 of the Company Bylaws in connection with meetings of the Board of Directors.

- Amendment of articles 6, 7, 8, 10, 12, 13, 17 and 18 of the Shareholders' Meeting Regulation in connection with convening and holding the Shareholders' Meeting.

- Approval of:

    - An option plan on the Company's stock, details of which will be given in a subsequent disclosure.

    - A system of remuneration for members of the Board of Directors with executive functions and for senior executives, consisting of the payment of part of the variable remuneration in the form of shares of the Company, capped at 12,000 euro per person. Full information about this system was disclosed on 27 January 2006, number 63.652.

- Empowerment of the Board of Directors, for a period of five years, to increase capital by at most 70 million euro, and, as appropriate, to exclude preferential subscription rights in accordance with the Spanish Corporations Law.

The terms of the resolutions approved by the General Meeting on each point of the agenda coincide with the proposed resolutions submitted to the Comisión Nacional del Mercado de Valores on 27 February 2006, number 64.373.

2. The Board of Directors meeting held on this date re-appointed Rafael del Pino y Calvo-Sotelo, Chairman of the Board of Directors, as Chief Executive Officer, and Rafael del Pino y Calvo-Sotelo and José María Pérez Tremps were re-appointed as members of the Executive Committee.

Madrid, 31 March 2006

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

On 31 March 2006, in compliance with the provisions of article 130 and Additional Provision Four of the Spanish Corporations Law (Ley de Sociedades Anónimas), the Company's Ordinary Shareholders' Meeting approved the application of a remuneration system consisting of a Stock Options Plan.

In its meeting of 15 December 2005, the Board of Directors approved the aforementioned Options Plan and established its General Conditions, subject to subsequent approval by the Shareholders' Meeting. The main characteristics of the Plan are as follows:

- **Object:** Options on shares of Grupo Ferrovial, S.A. The total number of options that can be granted under the plan may not exceed 950,000, equivalent to 950,000 shares (0.68% of the capital stock of Grupo Ferrovial, S.A.).

- **Scope:** Members of the Board of Directors of Grupo Ferrovial, S.A. who have executive functions and senior managers who report directly to the Board or to its delegate bodies. At the date of this disclosure, there are 12 people in that scope.

- **Parity:** One option gives the right to buy one share.

- **Strike price:** The option's strike price is the arithmetic mean of the Company's weighted share price in the twenty stock market sessions prior to the date on which the options were granted.

- **Formalisation date:** Scheduled for May 2006.

- **Vesting period**: three years. **Exercise period**: three years, following expiration of the vesting period. The options may be exercised at one or more times. The options may also be exercised by third parties in years 4, 5 and 6 from their arrangement, with the unexercised portion accumulating in the subsequent period.

- **Conditions of exercise:**

  - Achievement of a return on consolidated equity (ROE) of 15% or more in the vesting period, with the right to a number of shares proportional to the ROE if ROE is between 10% and 15%, and not exercisable if ROE is below that percentage.

  - Continued service in the Company until the date of exercise, except in exceptional circumstances such as retirement, disability or death. In the event of unfair dismissal, the number of options that may be exercised will be proportional to the time elapsed.

- **Premium to be paid by the beneficiary:** 2 euro per share.

In order to hedge future appreciation in the Company share value, the Board of Directors has authorised the arrangement a hedge with a financial institution, which will be settled by differences. The hedge will be effective as of the date of formalisation of the plan and does not oblige the financial institution to hold the Grupo Ferrovial shares underlying the Options Plan in its portfolio. Moreover, the arrangement of this hedge does not entail the transfer of treasury shares.

Madrid, 31 March 2006

José María Pérez Tremps
Director and Secretary of Grupo Ferrovial, S.A.

File No. 82-4939

In compliance with provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY SIGNIFICANT DISCLOSURE

The consortium comprising Ferrovial Infraestructuras, S.A., a wholly–owned subsidiary of Grupo Ferrovial, S.A., Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd, in accordance with the requirements of Section 2.5 of the UK *City Code on Takeovers and Mergers*, has announced, through its advisors Citigroup Global Markets Limited and Macquarie Bank Limited, and through the London Stock Exchange's Regulatory Information System, that it has made a binding offer (the "Offer") to buy all the shares of UK company BAA plc ("BAA").

The Offer, which is unilateral (i.e. not tied to a recommendation by the Board of Directors of BAA) is directed at all shareholders of BAA and consists of an offer of 810 pence in cash per share of BAA, which implies valuing BAA at 8.700 billion pounds sterling (12.405 billion euro).

A cash offer is also made to the holders of bonds convertible into shares of BAA which offers better value than the bond conversion ratio in the event of a change of control.

The Offer is conditional upon acceptance by at least 90% of all the ordinary shares of BAA or such lower percentage as the Consortium may establish. The Consortium has reached an agreement with the financing banks whereby the Offer will not be declared unconditional until acceptances have been received totalling over 75% of all of BAA's ordinary shares. The options, warrants and convertible bonds not included in the acceptance of the offer for convertible bonds will be counted in calculating that percentage.

The Offer is also subject to other conditions, notably that the EU competition authorities do not commence proceedings under Article 6 (1) (C) of COUNCIL REGULATION (EC) No 139/2004 and that the matter is not referred, wholly or partly, to any other competent authority.

Attached as an Annex to this communiqué is the original communiqué in English, a translation of which will be filed shortly with the CNMV.

Madrid, 7 April 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 7 April 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA OR JAPAN

CASH OFFERS

by

CITIGROUP GLOBAL MARKETS LIMITED

and

MACQUARIE BANK LIMITED

on behalf of

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

(and, in the United States, by Airport Development and Investment Limited)

a company held by

A CONSORTIUM FORMED AT THE DIRECTION OF FERROVIAL INFRAESTRUCTURAS, S.A., CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC AND GIC SPECIAL INVESTMENTS PTE LTD

for

BAA PLC

Summary

- The board of Airport Development and Investment Limited (the "Offeror") announces the terms of a cash offer to acquire the entire issued and to be issued share capital of BAA plc (the "Share Offer") and cash offers to acquire all of the BAA Convertible Bonds (the "Convertible Bond Offers" and, together with the Share Offer, the "Offers").

- The Share Offer, which will be 810 pence in cash for each BAA Share, values BAA's existing issued share capital at approximately £8.75 billion and provides BAA Shareholders with an opportunity to realise value in cash at a significant

premium to BAA's pre-bid speculation share price. A Loan Note Alternative to the Share Offer will be made available.

- The Convertible Bond Offers will be made on the following basis:
  - £1,258 for each nominal £1,000 of the 2008 Convertible Bonds; and
  - £1,449 for each nominal £1,000 of the 2009 Convertible Bonds.

  These values reflect the respective enhanced conversion prices of the BAA Convertible Bonds which apply in the event of a change of control of BAA. The Convertible Bond Offers will not include a loan note alternative and will be made at the time the Offer Documentation is issued.

- On 17 March 2006, the Consortium announced a possible offer for BAA (which was subject to certain pre-conditions – the provision of limited due diligence to the reasonable satisfaction of the Consortium, agreement with BAA's pension scheme trustees and receipt of appropriate clearance(s) from the pensions regulator and the unanimous recommendation of the BAA Board).

- The Consortium has made significant progress on various aspects of the transaction since 17 March. However, it is clear that, for various reasons, the Consortium is unlikely to be able to secure a recommendation prior to the "Put Up or Shut Up" deadline.

- Accordingly, the Consortium has reluctantly decided to formalise its possible offer as announced on 17 March with today's announcement of a unilateral offer at the same price.

- The Consortium remains keen to engage in a dialogue with the BAA Board with a view to securing a recommendation for its offers.

Rafael del Pino, Chairman of Ferrovial and Ferrovial Infra, said today:

"We have made good progress over the last three weeks with our bid preparations and in our conversations with BAA's stakeholders. Having now completed and signed our financing, we have decided to announce a firm offer today in order to meet the Takeover Panel's requirement for us to bid or withdraw by 24 April. Whilst this bid is being made unilaterally, we do not regard it as hostile. We remain keen to engage in a dialogue with the BAA Board with a view to securing a recommendation for the Consortium's offers."

This summary should be read in conjunction with, and is subject to, the full text of the following announcement (including the Appendices). The Offers will be subject to the

conditions and further terms set out in Appendix 1 and the terms and conditions to be set out in the Offer Documentation when issued. Appendix 2 contains a summary of the principal terms of the Loan Note Alternative. Appendix 3 contains definitions of certain terms used in this summary and the following announcement. Appendix 4 contains the sources and bases of certain information used in this summary and in the following announcement.

Enquiries:

Citigroup	
David Wormsley	+ 44 20 7986 7692
Philip Robert-Tissot	+ 44 20 7986 7519
David James (Corporate Broking)	+ 44 20 7986 0732
Citigate	
Ginny Pulbrook	+ 44 20 7282 2945
Grupo Albion	
Alex Moore	+ 34 91 531 2388

Citigroup Global Markets Limited is acting for the Offeror, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than the Offeror, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Offers and matters described in this announcement.

Macquarie Bank Limited is acting for the Offeror and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than the Offeror for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Offers and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Offers and matters described in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Offers or otherwise. The Offers will be made solely by the Offer Documentation, when issued, which will contain the full terms and conditions of the Offers, including details of how the Offers may be accepted.

The Offers will be made in the United States solely by the Offeror. Neither Citigroup Global Markets Limited nor Macquarie Bank Limited, nor any of their respective affiliates, will be making the Offers in the United States.

Unless otherwise determined by the Offeror, the Offers are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of, Australia, Canada, Japan or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Australia, Canada, Japan or any such jurisdiction. Accordingly, unless otherwise determined by the Offeror, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from Australia, Canada, Japan or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Offers. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and will not be listed on any stock exchange and, unless otherwise determined by the Offeror, have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Australia, Canada or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission ("the SEC") nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence.

An offer for BAA Shares and offers for BAA Convertible Bonds would be for the securities of a corporation organised under the laws of England and would be subject to the procedure and disclosure requirements of England, which are different from those of the United States. The financial information included in the Offer Documentation has not been, and will not be, prepared in accordance with generally accepted accounting principles in the United States ("US GAAP") and thus may not be comparable to

financial information of US companies or companies whose financial statements are prepared in accordance with US GAAP. Also, the settlement procedure with respect to the offers will be consistent with UK practice, which differs from US domestic tender offer procedures in certain material respects, particularly with regard to date of payment.

It may be difficult for US holders of BAA securities to enforce their rights and any claim arising out of the US federal securities laws, since the Offeror and the Consortium (and their respective members) and BAA are located outside of the United States, and some or all of their officers and directors may be resident outside of the United States. US holders of BAA securities may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

To the extent permitted by applicable law, in accordance with normal UK practice and pursuant to exemptive relief granted by the Staff of the Division of Market Regulation of the SEC from Rule 14e-5 of the US Exchange Act, the Offeror and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to any such offer, such as in open market or privately negotiated purchases outside the United States during the period in which the offer remains open for acceptance. In accordance with the requirements of Rule 14e-5 and exemptive relief granted by the SEC, such purchases, or arrangements to purchase, must comply with English law, the City Code and the Listing Rules. In addition, in accordance with Rule 14e-5(b) of the US Exchange Act, Citigroup Global Markets Limited and HSBC Bank plc will continue to act as exempt market makers in BAA securities on the London Stock Exchange. HSBC Financial Products (France) SNC has been granted ad hoc Exempt Principal Trader status in relation to BAA. Any information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

This announcement may contain various "forward-looking statements" within the meaning of section 27A of the US Securities Act and section 21E of the US Exchange Act relating to the Offers, the Offeror, the Consortium or the BAA Group that are subject to risks and uncertainties, including those pertaining to the anticipated benefits to be realised from the proposed acquisition of BAA. Information in this announcement relating to the BAA Group has been compiled from public sources. The statements can be identified by the use of forward-looking terminology, such as "believe", "expects", "prospect", "estimated", "should", "may" or the negative thereof, or other variations thereof, or comparable terminology indicating the Offeror's and/or the Consortium's expectations or beliefs concerning future events. The Offeror cautions that such statements are qualified by important factors that could cause actual results to differ

materially from those in the forward-looking statements. Other factors could also cause actual results to differ materially from expected results included in the statements. These factors include changes in regulatory environment, foreign political, economic and currency risks associated with the integration of recently acquired companies.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "City Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of BAA, all "dealings" in any "relevant securities" of BAA (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Share Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of BAA, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of BAA by the Offeror, or by any of its "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative reference to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

FOR IMMEDIATE RELEASE 7 April 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA OR JAPAN

CASH OFFERS

by

CITIGROUP GLOBAL MARKETS LIMITED

and

MACQUARIE BANK LIMITED

on behalf of

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

(and, in the United States, by Airport Development and Investment Limited)

a company held by

A CONSORTIUM FORMED AT THE DIRECTION OF FERROVIAL INFRAESTRUCTURAS, S.A., CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC AND GIC SPECIAL INVESTMENTS PTE LTD

for

BAA PLC

1. Introduction

The board of Airport Development and Investment Limited (the "Offeror") announces the terms of cash offers to be made outside the United States by Citigroup Global Markets Limited and Macquarie Bank Limited on behalf of the Offeror (and, in the United States, by the Offeror) to acquire the entire issued and to be issued share capital of BAA (the "Share Offer") and to acquire all of the BAA Convertible Bonds (the "Convertible Bond Offers" and, together with the Share Offer, the "Offers").

2. The Share Offer

The Share Offer, which is subject to the conditions and further terms set out below (and in Appendix 1) and to be set out in the Offer Documentation when issued, will be made on the following basis:

for each BAA Share 810 pence in cash

The Share Offer values BAA's existing issued share capital at approximately £8.75 billion and provides BAA Shareholders with an opportunity to realise value in cash at a significant premium to BAA's pre-bid speculation share price. A Loan Note Alternative to the Share Offer will be made available.

The Share Offer represents:

- a premium of 27 per cent. to the average share price of 637p for the 30 days ended on 6 February 2006, the day before speculation began about the possibility of an offer for BAA;

- a premium of 32 per cent. to the average share price of 615p for the 12 months ended on 6 February 2006; and

- a multiple of 19.3x BAA's undiluted pre-exceptional earnings per share of 41.9p for the year ended 31 March 2005.

The BAA Shares will be acquired by the Offeror fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing as at the date of this announcement or thereafter attaching thereto, including the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the date of this announcement.

3. The Convertible Bond Offers

The Convertible Bond Offers, which are subject to the conditions and further terms set out below (and in Appendix 1) and to be set out in the Offer Documentation when issued, will be made on the following basis:

- £1,258 for each nominal £1,000 of the 2008 Convertible Bonds; and

- £1,449 for each nominal £1,000 of the 2009 Convertible Bonds.

These values reflect the respective enhanced conversion prices of the BAA Convertible Bonds which apply in the event of a change of control of BAA.
The Convertible Bond Offers will be made at the time that the Offer Documentation is issued.

The BAA Convertible Bonds will be acquired by the Offeror fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing as at the date of this announcement or thereafter attaching thereto, including the right to receive and retain, in full, all interest payments and any other payments made on or after the date of this announcement (other than pursuant to the Convertible Bond Offers).

The Convertible Bond Offers will not include a loan note alternative and will be conditional only on the Share Offer becoming or being declared unconditional in all respects.

As explained below, the Share Offer will be conditional upon, amongst other things, a certain level of acceptances having been received under the Convertible Bond Offers, which condition can be waived in whole or in part by the Offeror.

4. Background to and reasons for the Offers

Reasons for proposed acquisition of BAA

The proposed acquisition of BAA is entirely consistent with Ferrovial Infra's and Ferrovial's strategy in recent years to increase their focus on long-term and international investment in infrastructure and transport services businesses, including airports and toll roads.

In general, airports are complex and dynamic businesses with many stakeholders. Consequently, management must continually develop and implement appropriate strategies to meet the considerable challenges that they face and to ensure that appropriate opportunities are taken. The Consortium believes that BAA's existing management will continue to face significant challenges given the particular features of the BAA Group and the environment in which it operates, including:

- BAA's key assets being subject to economic regulation and price control;
- BAA having a significant investment programme to deliver airport capacity, particularly in the South East of England; and
- the diversity of the BAA Group, which has businesses in multiple and distinct jurisdictions.

Ferrovial Infra has a proven track record in successfully investing in and managing infrastructure businesses globally. Ferrovial has, over more than half a century, gained considerable experience and expertise in strategy and business planning, capital projects management and optimising capital structures for infrastructure businesses. The Consortium believes that Ferrovial Infra is an ideal partner to assist existing management to develop appropriate strategies and implement a business plan for the BAA Group for the benefit of stakeholders.

Reasons for unilateral Offers

On 17 March 2006, following an approach to the Chairman of BAA, the Consortium announced the terms of a possible cash offer (pursuant to Rule 2.4 of the City Code) for BAA. This proposal was conditional upon (i) the provision of limited due diligence to the reasonable satisfaction of the Consortium, (ii) agreement with BAA's pension scheme trustees and receipt of the appropriate clearance(s) from the pensions regulator and (iii) the unanimous recommendation of the BAA Board. The Consortium reserved the right to waive, in whole or in part, any of these pre-conditions at its discretion. The BAA Board rejected the Consortium's proposal and has refused to provide the limited due diligence requested.

At the request of the BAA Board, the Panel subsequently announced that the Consortium should either announce a firm offer (pursuant to Rule 2.5 of the City Code) or announce that it would not be bidding for BAA (pursuant to Rule 2.8 of the City Code) by 12 noon on 24 April 2006.

Since 17 March, the Consortium has made good progress with respect to various aspects of the transaction, as follows:

- on behalf of the Consortium, Citigroup Global Markets Limited has met with a number of BAA Shareholders to initiate a dialogue in respect of their investment in BAA;
- the debt facilities documentation required to implement the Offers has been finalised and signed;
- the Consortium has held initial meetings with both the UK Government and the CAA;
- the Consortium has held an initial meeting with the trustees of the BAA pension scheme; and
- Ferrovial Infra has entered into put and call option arrangements with MAp in respect of its stakes in Bristol Airport and Sydney Airport.

The Consortium made clear in its announcement of 17 March that it had a strong preference to proceed with this transaction on a recommended basis. However, in light of BAA's refusal to provide the requested limited due diligence information and in the absence of an agreement to date with the pension scheme trustees in respect of an accelerated contribution schedule, the Consortium concluded it was unlikely to be able to reach agreement with the BAA Board on the terms of a recommended offer by the deadline on 24 April. As a result, the Consortium has reluctantly decided to formalise its possible offer as announced on 17 March with today's announcement of a unilateral firm offer at the same price.

Despite today's announcement of a unilateral offer, the Consortium remains keen to engage in a dialogue with the BAA Board with a view to securing a recommendation for its offers.

5. Information on the Consortium

Ferrovial and Ferrovial Infra

Ferrovial Infra is the holding company of the infrastructure division of Ferrovial. Ferrovial was founded as a construction company in 1952 and, while it maintains construction as one of its core activities, is one of Europe's leading diversified industrial groups and is engaged in construction, services and infrastructure concession activities. It had annual revenues in 2005 of €8,989 million (approximately £6,275 million), more than 68,000 employees and a presence in 40 countries worldwide. In recent years, Ferrovial's strategy has been to expand and diversify in terms of activities and regions. In the 1997 to 2005 period, investments amounted to €6 billion (approximately £4 billion), 80% in infrastructure and services. In 2005, Ferrovial derived 59% of its operating profit from infrastructure and services business.

Ferrovial has also made significant strides in investments outside Spain, with 46% of operating profit in 2005 coming from outside Spain. Ferrovial has investments throughout Europe (the UK, Ireland, Italy, Portugal and Poland), Canada, the US, Australia and Chile. Ferrovial's net income in 2005 was €416 million (approximately £290 million).

Ferrovial's infrastructure projects include the operation, through its subsidiary, Cintra Concesiones de Infraestructuras de Transporte, S.A. ("Cintra"), of the 407 ETR motorway in Toronto and the Chicago Skyway Bridge toll road and Cintra has recently been selected as preferred bidder for the maintenance and operation of the Indiana Toll Road. In the UK, through its Amey subsidiary, Ferrovial jointly holds 66% of a 30-year contract to upgrade and maintain the Jubilee, Northern and Piccadilly London Underground Lines. Ferrovial's airport investments currently include owning 50% of Bristol airport, 100% of Belfast City airport, 20.9% of Sydney airport and 99.99% of Cerro Moreno airport in Antofagasta (Chile). Ferrovial has also recently acquired 100% of the share capital of the Swiss airport handling company, Swissport International AG, which operates in more than 180 airports worldwide and employs over 20,000 people.

CDP

CDP is a financial institution that manages funds primarily for public and private pension and insurance plans. As at 31 December 2005, it held CA $122.2 billion (approximately £60.5 billion), of net assets. CDP invests in the main financial markets as well as in private equity and real estate.

CDP's private equity unit focuses mainly on companies that offer predictable current income for its infrastructure portfolio. CDP partners with dynamic companies in various

sectors, offering them a wide range of financing products, which comprise mainly equity investments and loans. As at 31 December 2005, the private equity portfolio had a net asset value of CA $10.9 billion (approximately £5.4 billion).

GIC SI

GIC SI is the private equity investment arm of the Government of Singapore Investment Corporation Pte Ltd ("GIC"). GIC SI manages a diversified global portfolio of investments in private equity, venture capital and infrastructure funds, as well as direct investments in private companies. From providing capital to US leveraged buyout and venture capital firms in the early 80s, GIC SI's portfolio has since grown significantly. Today, operating out of offices in Singapore, London, New York, San Francisco and Beijing, GIC SI is one of the largest private equity investors worldwide.

GIC is a global investment management company established in 1981 to manage Singapore's foreign reserves. GIC invests internationally in equities, fixed income, money market instruments, real estate and special investments. Since inception, GIC has grown from managing a few billion dollars, to managing more than US$100 billion (approximately £57 billion) today. GIC strives to achieve good long-term returns on assets under management, to preserve and enhance Singapore's reserves.

Airport Development and Investment Limited

Airport Development and Investment Limited has been formed at the direction of Ferrovial Infra, CDP and GIC SI for the purpose of acquiring BAA. The directors of the Offeror are Juan Béjar Ochoa (Managing Director of Ferrovial Infra and Managing Director of Ferrovial Aeropuertos, S.A.), Ghislain Gauthier (Senior Vice-President, Investments, CDP) and Ang Eng Seng (Head of European Private Equity Group, GIC SI).

6. Information on BAA

BAA owns and operates seven UK airports (London Heathrow, London Gatwick, London Stansted, Aberdeen, Edinburgh, Glasgow and Southampton) and has management contracts in relation to, or stakes in, airports in the USA, Australia, Italy and, most recently, Hungary (following its acquisition of Budapest airport in December 2005). Just over 133.2 million passengers passed through its seven UK airports during the 11 months to 28 February 2006. The BAA Group also owns an airport retailing business and has a property joint venture with Morley Fund Management focusing on off-airport property developments.

For the year ended 31 March 2005, BAA reported group revenue of £2,115 million (2004: £1,970 million) and underlying pre-exceptional group operating profit of £688 million (2004: £616 million). As at 31 March 2005, BAA had shareholders' equity of £5,501 million (2004: £4,974 million) and net debt of £3,080 million (2004: £2,770 million).

For the six months ended 30 September 2005, BAA reported underlying group revenue of £1,173 million (2004: £1,102 million) and underlying operating profit of £412 million (2004: £376 million). As at 30 September 2005, BAA had shareholders' equity of £5,770 million (2004: £5,437 million) and net debt of £3,543 million (2004: £3,166 million).

7. The Consortium's plans for the BAA business

The Consortium's aim is to maximise BAA's operational and financial efficiency, whilst also focusing on security, safety, good airline and passenger service and environmental issues. The Consortium is committed to the long-term ownership and continued development of BAA's business, and to the investment needs of the business in the future. Key to this is its intention to keep together BAA's UK airports and to work co-operatively with the UK Government and the CAA to deliver the White Paper recommendations for runway and terminal development.

The Consortium has had regard to all BAA's disclosed investment projects across its seven UK airports. The Consortium intends to focus on investment in the UK and to enhance airport capacity, in particular, in South East England. The Consortium has substantial experience in investing in and managing infrastructure assets, including airports.

8. Ferrovial Infra's arrangements with MAp

As announced on 29 March 2006, Ferrovial Infra has entered into an agreement with MAp in relation to conditional put and call options (the "Options") over Ferrovial Infra's interests in Sydney and Bristol airports. Under the terms of the agreement, the Options may only be exercised if the Offeror acquires, directly or indirectly, shares carrying more than 50% of the voting rights of the share capital of BAA.

If the condition is satisfied, consistent with MAp's December 2005 valuations, the price at which MAp has an option to acquire Ferrovial Infra's 20.9 per cent. interest in Sydney airport is approximately A$1,009 million (approximately £421 million) and the price at which MAp may acquire Ferrovial Infra's 50 per cent. interest in Bristol airport is approximately £106 million (in each case less any distributions paid by the relevant airport after 29 March 2006). Ferrovial Infra may exercise its put options at a 7.5% discount to the call option prices. Exercise of the Options is subject to the existing shareholder pre-emption arrangements. No fees have been paid for the Options, which expire after the earlier of 90 days from the date the Offeror acquires, directly or indirectly, shares carrying more than 50% of the voting rights of the share capital of BAA or, if earlier, 365 days from the date of the agreement.

9. Directors, management and employees

The Consortium is keen to minimise disruption to, and ensure the continued smooth operation of, BAA's business, and recognises the key role that BAA management would play in this regard. It is, therefore, keen to retain and support current BAA executive

management following the Offers becoming or being declared unconditional in all respects and explore ways of fully incentivising them.

If the Offers become or are declared unconditional in all respects, the Offeror intends that the existing employment rights of all BAA Group employees would continue to be safeguarded and accrued rights to pension benefits protected, in accordance with statutory requirements.

10. Pensions

The Consortium has assumed in its financial analysis an accelerated schedule of contributions to eliminate the BAA Group's current pension scheme deficit over a period of time. The Offeror wishes to reach an agreement with the trustees of the scheme in relation to a deficit reduction programme (and also wishes to obtain clearance(s) from the pensions regulator). It has held an initial meeting with the trustees but has not yet been provided with the information requested and has not, therefore, been able to discuss or agree such a programme with them.

The Consortium remains keen to continue to engage in a dialogue with the trustees with a view to agreeing a deficit reduction programme as soon as possible.

11. Anti-trust and Regulatory

The Offeror has taken extensive advice on anti-trust and regulatory matters on the basis of which it believes that no material anti-trust or regulatory issues are likely to arise in relation to the Offers.

The Offers will be reviewable by the European Commission and the Offeror is confident that they will be cleared during a Phase I review. In order to help ensure this, the Consortium members would be willing to make such remedy commitments in relation to non-BAA assets as may reasonably be necessary in order to secure such Phase I clearance. The required notification will be submitted to the European Commission shortly.

In relation to jurisdictions outside the EU in which BAA operates, the Offeror is confident that the implementation of the Offers will not give rise to any material anti-trust or regulatory issues. In relation to Australia, the Consortium members would be willing to make such commitments as may be necessary to ensure compliance with the Australian Airports Act.

12. Civil Aviation Authority

The Consortium has taken advice regarding the regulatory regime under which BAA and its UK airport subsidiaries operate and has also had initial discussions with the CAA which the Consortium anticipates will continue following this announcement.

The Consortium supports the constructive engagement and the subsequent phases of the ongoing price review process for BAA's regulated airports and is conscious of the timetable that has been established for the review.

The Consortium is fully committed to achieving the ambitions of the Government's White Paper and has a detailed business plan that provides significant investment to do so. It is confident that the CAA will be comfortable with its business plan, financial structure and ability to deliver its investment commitments.

13. The Loan Note Alternative

As an alternative to some or all of the cash consideration of 810 pence per BAA Share which would otherwise be receivable under the Share Offer, BAA Shareholders who validly accept the Share Offer will, subject to the limitations and other provisions set out below, in Appendix 2 and in the Offer Documentation, be able to elect to receive Loan Notes to be issued by the Offeror on the following basis:

for every £1 of cash consideration £1 nominal of Loan Notes

The Loan Notes, which will be governed by English law, will be unsecured obligations of the Offeror, guaranteed as to the principal amount only by The Royal Bank of Scotland plc.

The Loan Notes will bear interest at a rate of one half of one per cent. below LIBOR and payable in arrears. The Loan Notes will not be transferable and no application has been, or will be, made for them to be listed or dealt in on any stock exchange.

If valid elections for the Loan Note Alternative have not been received in respect of an aggregate of at least £50 million nominal value of Loan Notes by the time the Share Offer becomes or is declared unconditional in all respects, no Loan Notes will be issued, in which event BAA Shareholders who have elected for the Loan Note Alternative will then receive cash in accordance with the terms of the Share Offer.

Up to a maximum of £1 billion of Loan Notes in aggregate nominal amount will be available under the Loan Note Alternative. To the extent that BAA Shareholders validly elect to receive Loan Notes pursuant to the Loan Note Alternative which in aggregate nominal amount exceed such amount, the entitlement of each BAA Shareholder who so validly elects will be scaled down pro rata to the number of BAA shares in respect of which he has elected for the Loan Note Alternative.

The Loan Notes that may be issued pursuant to the Share Offer are not, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. Unless the Offeror otherwise determines, the relevant clearances have not been, nor will they be, sought, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Australia, Canada or Japan (or

to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence.

The Loan Note Alternative will be conditional upon the Share Offer becoming or being declared unconditional in all respects and will remain open for election for so long as the Share Offer remains open for acceptance. The Loan Note Alternative will not be available to BAA Convertible Bondholders in respect of their Convertible Bonds.

A summary of the principal terms of the Loan Note Alternative is set out in Appendix 2.

14. BAA Share Schemes

The Share Offer will extend to any BAA Shares unconditionally allotted or issued and fully paid whilst the Share Offer remains open for acceptance pursuant to the exercise of options under any of the BAA Share Schemes or as a result of vesting pursuant to the BAA Share Schemes.

Participants in the BAA Share Schemes will be written to separately and appropriate proposals will be made to such participants in due course.

15. BAA American Depositary Receipts

As the Share Offer is not being specifically extended to BAA ADRs representing BAA Shares, BAA ADR holders who wish to participate in the Share Offer should take steps to present their BAA ADRs to the US Depositary for cancellation in accordance with the terms of the Deposit Agreement, including as to payment of the US Depositary's fees and any applicable transfer fees. Any underlying BAA Shares received by BAA ADR holders upon such cancellation may then be tendered in the Share Offer following the procedures to be set out in the Offer Documentation when issued.

16. Conditionality of the Offers

The Offers will be subject to the conditions and further terms set out in Appendix 1 and the terms and conditions to be set out in the Offer Documentation when issued.

The Consortium would like to draw your attention to the following Conditions upon which, amongst others, the Share Offer will be conditional (the full details of which conditions are set out in Appendix 1):

- The Offeror receiving valid acceptances of the Share Offer in respect of not less than 90 per cent. (or such lower percentage as the Offeror may decide) of the BAA Shares to which the Share Offer relates. The Offeror has agreed with the Banks that it will not declare the Share Offer unconditional as to acceptances until it has

received valid acceptances in respect of BAA Shares such that following acquisition of those BAA Shares it would hold more than 75 per cent. of the ordinary shares in BAA (assuming for this purpose that all options, warrants and Convertible Bonds, which, as at the relevant time have not been assented to a Convertible Bond Offer, had been converted or exercised).

- Valid acceptances being received (and not, where permitted, withdrawn) in respect of (i) not less than 90 per cent. (or such lower percentage as the Offeror may decide) in nominal value of the 2008 Convertible Bonds to which the 2008 Convertible Bond Offer relates; and (ii) not less than 90 per cent. (or such lower percentage as the Offeror may decide) in nominal value of the 2009 Convertible Bonds to which the 2009 Convertible Bonds Offer relates.

- The following matters not having occurred since this announcement:

  - the Secretary of State for Transport ("SSfT") taking action in respect of traffic distribution, aircraft movement, allocating capacity, or national security at any airport owned or managed by the Wider BAA Group ("a BAA Airport") (or threatening or announcing its intention to do any of the same);

  - the CAA or SSfT imposing or modifying any conditions in respect of airport charges levied at a BAA Airport (or threatening or announcing its intention to do any of the same);

  - the CAA having modified or revoked any of the licences in respect of a BAA Airport;

  - the CAA having imposed or modified any condition which could require the Wider BAA Group or the Offeror Group to maintain a certain credit rating which would affect BAA's ability to operate the business of the Wider BAA Group; or

  - any third party having proposed or otherwise indicated any intention to take any action referred to above or to enact a statute, order or other instrument with similar effect that is likely to have the same or similar effect on any member of the Wider BAA Group, in each case as that referred to in any of the preceding four sub-paragraphs,

  in each case, to the extent that: (i) it would or might be expected by the Offeror to have an adverse effect on the Wider BAA Group; or (ii) it would be expected to result in any member of the Wider Offeror Group being required to give, procure or arrange any guarantee, security, collateral, financial undertaking or other form of financial support whatsoever.

In addition to the Banks' rights in relation to the ability of the Offeror to declare the Share Offer unconditional as to acceptances in those certain circumstances described above, the Offeror has also agreed with the Banks that it will not waive, amend or vary any other term or condition of any Offer which is reasonably likely to be prejudicial to the interests of the Banks, unless it is required to do so by the Panel or a court of competent jurisdiction.

17. Disclosure of Interests in BAA

Save for the:

- 378 BAA Shares held by persons deemed by the Panel to be acting in concert (within the meaning of the City Code) with Ferrovial;
- 1,637,016 BAA Shares held by CDP;
- 5,951,899 BAA Shares, £3,000,000 in nominal amount 2008 Convertible Bonds and £3,500,000 in nominal amount 2009 Convertible Bonds held by persons deemed by the Panel to be acting in concert (within the meaning of the City Code) with GIC SI;
- 1,901,193 BAA Shares held by Macquarie Bank Limited or various entities either directly or indirectly controlled by Macquarie Bank Limited or by funds managed by or to which advisory services are provided by such entities; and
- 204,405 BAA shares held by HSBC and its affiliates, who are acting in concert (within the meaning of the City Code) with CDP,

none of the Offeror (nor any of the Offeror Directors), Ferrovial Infra, GIC SI Investor or CDP Investor, nor, so far as each of the Offeror, Ferrovial Infra, GIC SI Investor or CDP Investor is aware, any person deemed to be acting in concert with the Offeror, owns or controls any BAA Shares or any securities convertible or exchangeable into BAA Shares (including pursuant to any long exposure, whether conditional or absolute, to changes in the prices of securities) or any rights to subscribe for or purchase the same, or holds any options (including traded options) in respect of, or has any option to acquire, any BAA Shares or has entered into any derivatives referenced to BAA Shares ("Relevant BAA Shares") which remain outstanding, nor does any such person have any arrangement in relation to Relevant BAA Shares. An "arrangement" also includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to Relevant BAA Shares which may be an inducement to deal or refrain from dealing in such securities.

18. Financing the Offer

The cash consideration payable by the Offeror to BAA Shareholders and BAA Convertible Bondholders under the terms of the Share Offer and Convertible Bond Offers respectively will be funded by a combination of equity and debt.

Ferrovial Infra, CDP and GIC SI have committed to provide (either directly or through an investment company) equity funding to FGP Topco Limited (the indirect holding company of Airport Development and Investment Limited) in the following proportions: Ferrovial Infra (approximately 64%), CDP (approximately 26%) and GIC SI (10%). Ferrovial Infra may elect to syndicate a portion of its participation representing up to 10% of the ownership of FGP Topco Limited through the introduction of one or more new investors to the Consortium during the period through to the funding of the consideration under the Share Offer.

In addition to the equity commitments from Ferrovial Infra, CDP and GIC SI, the Consortium has obtained committed debt financing, from Citigroup, Royal Bank of Scotland, Banco Santander, HSBC and Calyon for the Offers. These debt facilities are conditional, *inter alia*, on the Share Offer becoming or being declared unconditional in all respects. Further information on the debt and equity financing of the Offers will be set out in the Offer Documentation when issued.

The Consortium is committed to safe long-term funding in the global bond markets and, as such, plans to consult with BAA's existing bondholders (through the Association of British Insurers) to help develop its long-term funding plans.

19. Overseas BAA Shareholders

The distribution of this announcement to, and the availability of the Offers to, persons who are not resident in the United Kingdom or the United States may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. Further details in relation to overseas shareholders and bondholders will be contained in the Offer Documentation.

20. Delisting, compulsory acquisition and other post-acquisition steps

BAA Shares

If the Offeror receives acceptances of the Share Offer in respect of, or otherwise acquires, 90 per cent. or more of the BAA Shares to which the Share Offer relates and assuming all other conditions of the Share Offer have been satisfied or waived (if they are capable of being waived), the Offeror intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily the remaining BAA Shares to which the Share Offer relates on the same terms as the Share Offer.

If, following the Share Offer becoming or being declared unconditional in all respects, the BAA Shares are delisted from the Official List of the UK Listing Authority and trading of BAA Shares on the London Stock Exchange's market for listed securities is cancelled, **this will significantly reduce the liquidity and marketability of any BAA Shares not assented to the Share Offer.**

BAA Convertible Bonds

If the Offeror receives acceptances of the relevant Convertible Bond Offer in respect of, or otherwise acquires, 90 per cent. or more of the 2008 Convertible Bonds and/or the 2009 Convertible Bonds (as the case may be) to which the relevant Convertible Bond Offer relates and assuming the Share Offer has become unconditional in all respects, the Offeror intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily the remaining 2008 Convertible Bonds and / or the 2009 Convertible Bonds (as the case may be) on the same terms as the relevant Convertible Bond Offer.

If, following the Convertible Bond Offers becoming or being declared unconditional in all respects, the relevant BAA Convertible Bonds are delisted from the Official List of the UK Listing Authority and trading of those bonds on the London Stock Exchange's market for listed debt is cancelled, **this will significantly reduce the liquidity and marketability of any BAA Convertible Bonds not assented to the relevant Convertible Bond Offer.**

21. General

This announcement does not constitute an offer to purchase or an invitation to sell any BAA Shares or BAA Convertible Bonds and any response to the Offers should be made only on the basis of the information contained in the Offer Documentation.

The Offer Documentation will be posted (other than to Restricted Overseas Persons) as soon as reasonably practicable after, and, in any event, within 28 days of, the date of this announcement (unless agreed otherwise with the Panel).

The Offers will be governed by English law and will be subject to the jurisdiction of the English courts. The Offers will be subject to the applicable requirements of both the City Code and US federal securities laws, except to the extent that the SEC has granted exemptive relief from the US federal securities laws.

In accordance with US securities laws, the Offers will remain open for at least 20 US Business Days from the date of the Offer Document.

The acquisitions of the BAA Shares and each class of the BAA Convertible Bonds are proposed to be implemented by way of takeover offers within the meaning of section 428 of the Companies Act but, in the event that the BAA Board recommends the Share Offer, the Offeror may, with the agreement of the BAA Board and the Panel, elect to

implement all or any of those acquisitions by way of scheme(s) of arrangement pursuant to section 425 of the Companies Act.

Appendix 2 contains a summary of the principal terms of the Loan Note Alternative. Appendix 3 contains definitions of certain terms used in this announcement. Details of the sources and bases of certain information set out in this announcement are included in Appendix 4.

Enquiries:

Citigroup

David Wormsley	+ 44 20 7986 7692
Philip Robert-Tissot	+ 44 20 7986 7519
David James (Corporate Broking)	+ 44 20 7986 0732

Citigate

Ginny Pulbrook	+ 44 20 7282 2945

Grupo Albion

Alex Moore	+ 34 91 531 2388

Citigroup Global Markets Limited is acting for the Offeror, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the matters described in this announcement, and will not be responsible to anyone other than the Offeror, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the matters described in this announcement.

Macquarie Bank Limited is acting for the Offeror and no one else in connection with the matters described in this announcement, and will not be responsible to anyone other than the Offeror for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the matters described in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Offers or otherwise. The Offers will be made solely by the Offer Documentation, when issued, which will contain the full terms and conditions of the Offers, including details of how the Offers may be accepted.

The Offers will be made in the United States solely by the Offeror. Neither Citigroup Global Markets Limited nor Macquarie Bank Limited, nor any of their respective affiliates, will be making the Offers in the United States.

Unless otherwise determined by the Offeror, the Offers are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of, Australia, Canada, Japan or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Australia, Canada, Japan or any such jurisdiction. Accordingly, unless otherwise determined by the Offeror, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from Australia, Canada, Japan or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Offers. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and will not be listed on any stock exchange and, unless otherwise determined by the Offeror, have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Australia, Canada or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission ("the SEC") nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence.

An offer for BAA Shares and offers for BAA Convertible Bonds would be for the securities of a corporation organised under the laws of England and would be subject to the procedure and disclosure requirements of England, which are different from those of the United States. The financial information included in the Offer Documentation has not been, and will not be, prepared in accordance with generally accepted accounting principles in the United States ("US GAAP") and thus may not be comparable to

financial information of US companies or companies whose financial statements are prepared in accordance with US GAAP. Also, the settlement procedure with respect to the offers will be consistent with UK practice, which differs from US domestic tender offer procedures in certain material respects, particularly with regard to date of payment.

It may be difficult for US holders of BAA securities to enforce their rights and any claim arising out of the US federal securities laws, since the Offeror and the Consortium (and their respective members) and BAA are located outside of the United States, and some or all of their officers and directors may be resident outside of the United States. US holders of BAA securities may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

To the extent permitted by applicable law, in accordance with normal UK practice and pursuant to exemptive relief granted by the Staff of the Division of Market Regulation of the SEC from Rule 14e-5 of the US Exchange Act, the Offeror and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to any such offer, such as in open market or privately negotiated purchases outside the United States during the period in which the offer remains open for acceptance. In accordance with the requirements of Rule 14e-5 and exemptive relief granted by the SEC, such purchases, or arrangements to purchase, must comply with English law, the City Code and the Listing Rules. In addition, in accordance with Rule 14e-5(b) of the US Exchange Act, Citigroup Global Markets Limited and HSBC will continue to act as exempt market makers in BAA securities on the London Stock Exchange. HSBC Financial Products (France) SNC has been granted ad hoc Exempt Principal Trader status in relation to BAA. Any information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

This announcement may contain various "forward-looking statements" within the meaning of section 27A of the US Securities Act and section 21E of the US Exchange Act, as amended, relating to the Offers, the Offeror, the Consortium or the BAA Group that are subject to risks and uncertainties, including those pertaining to the anticipated benefits to be realised from the proposed acquisition of BAA. Information in this announcement relating to the BAA Group has been compiled from public sources. The statements can be identified by the use of forward-looking terminology, such as "believe", "expects", "prospect", "estimated", "should", "may" or the negative thereof, or other variations thereof, or comparable terminology indicating the Offeror's and/or the Consortium's expectations or beliefs concerning future events. The Offeror cautions that such statements are qualified by important factors that could cause actual results to

differ materially from those in the forward-looking statements. Other factors could also cause actual results to differ materially from expected results included in the statements. These factors include changes in regulatory environment, foreign political, economic and currency risks associated with the integration of recently acquired companies.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "City Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of BAA, all "dealings" in any "relevant securities" of BAA (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Share Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of BAA, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of BAA by the Offeror, or by any of its "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative reference to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

APPENDIX 1

Conditions and certain further terms of the Offers

1. THE SHARE OFFER

1.1 Conditions of the Share Offer

Subject as stated in paragraph 1.2 below, the Share Offer will be conditional upon the following Conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on the first closing date of the Share Offer (or such later time(s) and/or date(s) as the Offeror may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lower percentage as the Offeror may decide) in nominal value of the BAA Shares to which the Share Offer relates, provided that this condition will not be satisfied unless the Offeror and/or any Associate shall have acquired or agreed to acquire (whether pursuant to the Share Offer or otherwise) BAA Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of BAA and provided further that, unless the Offeror otherwise determines, this Condition 1.1(a) can only be treated as satisfied at a time when all of the other Conditions 1.1(b) to 1.1(r) inclusive are either satisfied or (if capable of waiver) waived. For the purpose of this Condition:

   (i) BAA Shares which have been unconditionally allotted but not issued before the Share Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, shall be deemed to carry the voting rights which they will carry upon issue;

   (ii) valid acceptances shall be deemed to have been received in respect of BAA Shares which are treated for the purposes of section 429(8) of the Companies Act as having been acquired or contracted to be acquired by the Offeror by virtue of acceptances of the Share Offer; and

   (iii) the expression "BAA Shares to which the Share Offer relates" shall be construed in accordance with sections 428 to 430F (inclusive) of the Companies Act;

(b) the European Commission indicating, in terms satisfactory to the Offeror, that it does not intend to initiate proceedings under Article 6(1)(c) of Council Regulation (EC) No 139/2004 (the "EC Merger Regulation") or to make a referral to a competent authority in the EEA under Article 9(1) of the EC Merger Regulation,

in either case with respect to any of the Offers or any other matter arising from the proposed acquisition of BAA by any member of the Offeror Group;

(c) in the event of a request pursuant to Article 9(2) of the EC Merger Regulation being made by the United Kingdom and the European Commission, in accordance with Article 9(3) of the EC Merger Regulation, referring the whole or part of any of the Offers or any matter arising from the proposed acquisition of BAA by any member of the BAA Group to the Office of Fair Trading (the "OFT") and the Offeror waiving Condition 1.1(b):

   (i) it being established, in terms satisfactory to the Offeror, that the OFT, or, as the case may be, the Secretary of State for Trade and Industry, does not intend to refer any of the Offers or any matter arising from any of the Offers or any other matter arising from the proposed acquisition of BAA by any member of the Offeror Group to the UK Competition Commission (the "Competition Commission") for investigation; and

   (ii) the European Commission issuing a decision referred to in Condition 1.1(b) above in respect of the part of the acquisition of BAA by any member of the Offeror Group under the Offers not so referred;

(d) the initial waiting period, commencing upon the Offeror having filed its Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR") notification, if required, expiring or terminating without the US Regulatory Agencies having issued a Request for Additional Information and Documentary Materials in each case, in respect of any of the Offers and any other matter arising from the proposed acquisition of BAA by any member of the Offeror Group;

(e) the Treasurer of the Commonwealth of Australia consenting (or is taken to have consented through the expiry of the relevant period or otherwise), in terms satisfactory to the Offeror, under the Foreign Acquisitions and Takeovers Act 1975 (Cth), to the Offers and any other matter arising from the proposed acquisition of BAA by any member of the Offeror Group;

(f) it being established, in terms satisfactory to the Offeror, that neither the ACCC nor the relevant Minister has commenced or threatened to commence legal proceedings seeking orders to restrain the implementation of any of the Offers or any other matter arising from the acquisition of BAA by the Offeror; or the ACCC advising in writing, in terms satisfactory to the Offeror, that it does not propose to take any action in relation to any of the Offers or any other matter arising from the proposed acquisition of BAA by any member of the Offeror Group under the Trade Practices Act 1974 (Cth);

(g) it being established, in terms satisfactory to the Offeror, that neither the Offers nor the implementation of the Offers nor any other matter arising from the proposed

acquisition of BAA by any member of the Offeror Group will result in the contravention of the provisions of the Airports Act 1996 (Cth);

(h) since this announcement:

(i) the Secretary of State has not given any directions, made any rules or orders, or approved, varied, revoked or terminated any scheme under Part III of the Airports Act 1986 (the "Airports Act") relating to traffic distribution, aircraft movement, allocating capacity, or national security at any airport owned or managed by any member of the Wider BAA Group or threatened or announced its intention to do any of the same;

(ii) the CAA has not imposed or modified any conditions or made an order under Part IV of the Airports Act which could have an impact on airport charges levied at any airport owned or managed by any member of the Wider BAA Group or threatened or announced its intention to do any of the same;

(iii) the Secretary of State has not made an order under Part IV of the Airports Act which could have an impact on airport charges levied at any airport owned or managed by any member of the Wider BAA Group or threatened or announced its intention to do any of the same;

(iv) the CAA has not modified or revoked any of the aerodrome licences issued under section 128 of the Air Navigation Order 2005 to any member of the Wider BAA Group or threatened or announced its intention to do any of the same;

(v) the Secretary of State has not given directions or made an order under sections 93 or 94 of the Transport Act 2000 in relation to any member of the Wider BAA Group or threatened or announced its intention to do any of the same;

(vi) the CAA has not, as a result of any of the Offers or any other matter arising from the proposed acquisition of BAA by any member of the Offeror Group, imposed or modified any conditions or made an order under Part IV of the Airports Act which could require the Wider BAA Group or the Offeror Group to maintain a certain credit rating which would affect BAA's ability to operate the business of the Wider BAA Group; and

(vii) no Third Party has proposed or otherwise indicated any intention to take any action referred to in paragraphs (h)(i) to (h)(vi) above or to enact a statute, order or other instrument with similar effect that is likely to have the same or similar effect on any member of the Wider BAA Group, in

each case as that referred to in any of the paragraphs (h)(i) to (h)(vi) above,

in each case, (A) to the extent that would or might be expected by the Offeror to have an adverse effect on the Wider BAA Group; or (B) if this would be expected to result in any member of the Wider Offeror Group being required to give, procure or arrange any guarantee, security, collateral, financial undertaking or other form of financial support whatsoever;

(i) valid acceptances being received (and not, where permitted, withdrawn) in respect of (i) not less than 90 per cent. (or such lower percentage as the Offeror may decide) in nominal value of the 2008 Convertible Bonds to which the 2008 Convertible Bond Offer relates; and (ii) not less than 90 per cent. (or such lower percentage as the Offeror may decide) in nominal value of the 2009 Convertible Bonds to which the 2009 Convertible Bond Offer relates. For the purposes of this condition:

(i) valid acceptances shall be deemed to have been received in respect of Convertible Bonds which are treated for the purposes of section 429(8) of the Companies Act as having been acquired or contracted to be acquired by the Offeror by virtue of acceptances of the relevant Convertible Bond Offer;

(ii) the expression "2008 Convertible Bonds to which the 2008 Convertible Bond Offer relates" shall be construed in accordance with sections 428 to 430F (inclusive) of the Companies Act; and

(iii) the expression "2009 Convertible Bonds to which the 2009 Convertible Bond Offer relates" shall be construed in accordance with sections 428 to 430F (inclusive) of the Companies Act;

(j) all Authorisations issued or granted by a Third Party, which are necessary or are considered necessary or appropriate by the Offeror in any relevant jurisdiction for or in respect of the carrying on by any member of the Wider BAA Group of its business, remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same in connection with any of the Offers or any other matter arising from the proposed acquisition of BAA by any member of the Offeror Group;

(k) all Authorisations, which are necessary or are considered necessary or appropriate by the Offeror in any relevant jurisdiction for or in respect of the Offers or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, any member of the Wider BAA Group by any member of the Offeror Group or the carrying on by any member of the Wider BAA Group of its business, having been obtained, in terms and in a form satisfactory to the Offeror,

from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider BAA Group has entered into contractual arrangements, in each case where the absence of such Authorisation would have a material adverse effect on the Wider BAA Group taken as a whole;

(l) all appropriate waiting and other time periods under applicable laws or regulations of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all regulatory clearances in any relevant jurisdiction having been obtained (including any consents or approvals required by the United States Federal Aviation Administration), in each case in respect of the Offers or any matter arising from the proposed acquisition of BAA by any member of the Offeror Group, unless otherwise waived by the Offeror, and no temporary restraining order, preliminary or permanent injunction or other order threatened or issued and being in effect by a court or other Third Party of competent jurisdiction which has the effect of making any of the Offers illegal or otherwise prohibiting the consummation of any of the Offers or any matter arising from the proposed acquisition of BAA by any member of the Offeror Group;

(m) no Third Party having intervened (as defined below) and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which would or might be expected by the Offeror to:

(i) make any of the Offers or their implementation or the acquisition or proposed acquisition by any member of the Offeror Group of any shares or other securities in, or control or management of, BAA or any member of the Wider BAA Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional conditions or obligations with respect to any of the Offers or such acquisition, or otherwise impede, challenge or interfere with any of the Offers or such acquisition, or require amendment to the terms of any of the Offers or such acquisition;

(ii) limit or delay, or impose any limitations on, the ability of any member of the Wider Offeror Group or any member of the Wider BAA Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Wider Offeror Group or any member of the Wider BAA Group;

(iii) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Offeror Group of any shares or other securities in BAA;

(iv) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider Offeror Group or by any member of the Wider BAA Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective businesses, assets or properties or any part thereof;

(v) require any member of the Wider Offeror Group or any member of the Wider BAA Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party;

(vi) limit the ability of any member of the Wider Offeror Group or any member of the Wider BAA Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Offeror Group or any other member of the Wider BAA Group;

(vii) result in any member of the Wider Offeror Group or any member of the Wider BAA Group ceasing to be able to carry on business under any name under which it presently does so; or

(viii) otherwise adversely affect any or all of the business, assets, profits, financial or trading position or prospects of any member of the Wider Offeror Group or any member of the Wider BAA Group,

and all applicable waiting and other time periods (including any extensions of such waiting and other time periods) during which any Third Party could intervene under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate);

(n) since 31 March 2005 and except as disclosed in BAA's annual report and accounts for the year then ended or as publicly announced by BAA prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service), there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider BAA Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of any of the Offers or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, BAA or any other member of the Wider BAA Group by any member of the Offeror Group or otherwise, could or, in the opinion of the Offeror, might result in:

(i) any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider BAA Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Wider BAA Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider BAA Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii) any such arrangement, agreement, licence, permit, franchise or other instrument, or the rights, liabilities, obligations or interests of any member of the Wider BAA Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(iv) any asset or interest of any member of the Wider BAA Group being or falling to be disposed of or ceasing to be available to any member of the Wider BAA Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider BAA Group otherwise than in the ordinary course of business;

(v) any member of the Wider BAA Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the creation of liabilities (actual or contingent) by any member of the Wider BAA Group;

(vii) the rights, liabilities, obligations or interests of any member of the Wider BAA Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected or any adverse action taken; or

(viii) the financial or trading position or the prospects or the value of any member of the Wider BAA Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit, franchise or other instrument, could, in the opinion of the Offeror, result in any of the events or circumstances which are referred to in paragraphs (i) to (viii) of this Condition 1.1(n);

(o) since 31 March 2005 and except as disclosed in BAA's annual report and accounts for the year then ended or as otherwise publicly announced by BAA prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service), no member of the Wider BAA Group having:

(i) issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transferred or sold any shares out of treasury, other than as between BAA and wholly-owned subsidiaries of BAA;

(ii) purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital;

(iii) recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise or made any bonus issue (other than to BAA or a wholly-owned subsidiary of BAA);

(iv) except as between BAA and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, made or authorised any change in its loan capital;

(v) (other than a transaction between BAA and a wholly-owned subsidiary of BAA or between such wholly-owned subsidiaries) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same;

(vi) issued, agreed to issue or authorised the issue of, or made any change in or to, any debentures or (except as between BAA and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or increased any indebtedness or liability (actual or contingent);

(vii) entered into, varied, or authorised any contract, agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(A) is of a long term, onerous or unusual nature or magnitude or which could involve an obligation of such nature or magnitude; or

(B) could restrict the business of any member of the Wider BAA Group; or

is other than in the ordinary course of business;

(viii) except as between BAA and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Wider BAA Group;

(ix) entered into or varied the terms of, any contract, agreement, commitment, transaction or arrangement with any of the directors or senior executives of any member of the Wider BAA Group;

(x) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(xi) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xii) waived or compromised any claim;

(xiii) made any alteration to its memorandum or articles of association;

(xiv) made or agreed or consented to:

(A) any change to:

(I) the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependants; or

(II) the benefits which accrue or to the pensions which are payable thereunder; or

(III) the basis on which qualification for, or accrual or entitlement to such benefits or pensions are calculated or determined; or

(IV) the basis upon which the liabilities (including pensions) of such pension schemes are funded or made; or

(B) any change to the trustees including the appointment of a trust corporation;

(xv) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider BAA Group; or

(xvi) entered into any contract, agreement, commitment, transaction or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this Condition 1.1(o);

(p) since 31 March 2005 and except as disclosed in BAA's annual report and accounts for the year then ended or as otherwise publicly announced by BAA prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service):

(i) there having been no adverse change or deterioration in the business, assets, financial or trading position or profit or prospects of any member of the Wider BAA Group;

(ii) no contingent or other liability of any member of the Wider BAA Group having arisen or become apparent or increased;

(iii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider BAA Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider BAA Group; and

(iv) (other than as a result of the Offers) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider BAA Group;

(q) no member of the Offeror Group having discovered:

(i) that any financial or business or other information concerning the Wider BAA Group disclosed at any time by or on behalf of any member of the Wider BAA Group is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before the date of this announcement by disclosure either publicly or otherwise to the Offeror to any extent;

(ii) that any member of the Wider BAA Group is subject to any liability (actual or contingent) which is not disclosed in BAA's annual report and accounts for the financial year ended 31 March 2005; or

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider BAA Group; and

(r) no member of the Offeror Group having discovered:

(i) that any past or present member of the Wider BAA Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider BAA Group;

(ii) that there is, or is likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider BAA Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise; or

(iii) that circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured,

sold or carried out by any past or present member of the Wider BAA Group.

For the purpose of these Conditions, a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly.

1.2 **Certain further terms of the Share Offer**

(a) To the extent permitted by law and subject to the requirements of the Panel, the Offeror reserves the right to waive all or any of the Conditions, in whole or in part, except Condition 1.1(a).

(b) Conditions 1.1(b) to 1.1(r) (inclusive) must be fulfilled, be determined by the Offeror to be or remain satisfied or (if capable of waiver) be waived by midnight on the 21st day after the later of the first closing date of the Share Offer and the date on which Condition 1.1(a) is fulfilled (or in each case such later date as the Offeror may, with the consent of the Panel, decide), failing which the Share Offer will lapse. The Offeror shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of Conditions 1.1(b) to 1.1(r) (inclusive) by a date earlier than the latest date specified above for the fulfilment of that condition, notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any condition may not be capable of fulfilment.

(c) If the Offeror is required by the Panel to make an offer for any BAA Shares under Rule 9 of the City Code, the Offeror may make such alterations to the above Conditions as are necessary to comply with that Rule.

(d) The Share Offer will lapse (unless otherwise agreed by the Panel) if, before 3.00 p.m. on the later of the first closing date of the Share Offer and the date on which the Share Offer becomes or is declared unconditional as to acceptances, the European Commission either initiates proceedings under Article 6(1)(c) of the EC Merger Regulation or makes a referral to a competent authority of the United Kingdom under Article 9(1) of the EC Merger Regulation and there is then a reference to the Competition Commission.

(e) The Offeror reserves the right to elect to implement the Share Offer by way of a scheme of arrangement as it may determine in its absolute discretion. In such event, such offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Share Offer.

(f) If the Share Offer lapses it will cease to be capable of further acceptance. BAA Shareholders who have accepted the Share Offer and the Offeror shall then cease to be bound by acceptances delivered on or before the date on which the Share Offer lapses.

(g) The BAA Shares will be acquired by the Offeror fully paid and free from all liens, equitable interests, charges, encumbrances, right of pre-emption and any other third party rights or interests whatsoever and together with all rights existing as at the date of this announcement or thereafter attaching thereto, including the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the date of this announcement. Accordingly, insofar as a dividend and/or distribution and/or return of capital is proposed, declared, made, paid or payable by BAA in respect of a BAA Share as at the date of this announcement or will become so proposed, declared, made, paid or payable after such date, the price payable under the Share Offer in respect of BAA Shares will be reduced by the amount of the dividend and/or distribution and/or return of capital, except insofar as the BAA Share is or will be transferred pursuant to the Share Offer on a basis which entitles the Offeror alone to receive the dividend and/or distribution and/or return of capital and to retain it. The amount of any dividend and/or distribution and/or return of capital which the Offeror is entitled to recover from a BAA Shareholder in respect of each BAA Share pursuant to the Share Offer will be reduced by the amount of any reduction of the amount of cash consideration payable pursuant to the Share Offer in respect of that BAA Share as a result of such dividend and/or distribution and/or return of capital. To the extent that a reduction in the price payable pursuant to the Share Offer in respect of a BAA Share is to apply in respect of a dividend and/or distribution and/or return of capital but that reduction in price has not been effected, the person to whom the Share Offer price is paid in respect of that BAA Share will be obliged to account to the Offeror for the amount of such dividend or distribution.

(h) The Share Offer and the Loan Note Alternative will be on the terms and will be subject to the conditions which are set out in Appendix 1, those terms which will be set out in the Offer Documentation and such further terms as may be required to comply with the Listing Rules and the provisions of the City Code. This announcement does not constitute an offer or invitation to purchase BAA Shares or any other securities.

(i) The availability of the Share Offer (including, outside the United States, the Loan Note Alternative) in jurisdictions other than the United Kingdom and the United States may be affected by law. Accordingly, persons into whose possession this announcement comes should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdiction.

(j) The Share Offer, the Loan Note Alternative and any acceptances and elections will be governed by English law and be subject to the jurisdiction of the English courts. The City Code, so far as appropriate, applies to the Share Offer.

2. THE CONVERTIBLE BOND OFFERS

2.1 Condition of the Convertible Bond Offers

Each Convertible Bond Offer will be conditional upon the Share Offer becoming or being declared unconditional in all respects.

2.2 Certain further terms of the Convertible Bond Offers

(a) If a Convertible Bond Offer lapses, it will cease to be capable of further acceptance. BAA Convertible Bondholders who have accepted such Convertible Bond Offer and the Offeror shall then cease to be bound by acceptances delivered in respect of the relevant Convertible Bond Offer on or before the date on which the relevant Convertible Bond Offer lapses.

(b) The Offeror reserves the right to elect to implement the Convertible Bond Offers by way of scheme(s) of arrangement as it may determine in its absolute discretion. In such event, such offer(s) will be implemented on the same terms (subject to appropriate amendments as may be required by law or regulation), so far as applicable, as those that would apply to the relevant Convertible Bond Offer(s).

(c) The BAA Convertible Bonds will be acquired by the Offeror fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing as at the date of this announcement or thereafter attaching thereto.

(d) The Loan Note Alternative will not be available to BAA Convertible Bondholders accepting the Convertible Bond Offers.

(e) The Convertible Bond Offers will be on the terms and will be subject to the Condition 2.1, those terms which will be set out in the Offer Document and such further terms as may be required to comply with the terms of the BAA Convertible Bonds, the Listing Rules and the provisions of the City Code. This announcement does not constitute an offer or invitation to purchase the BAA Convertible Bonds or any other securities.

(f) The availability of the Convertible Bond Offers in jurisdictions other than the United Kingdom and the United States may be affected by law. Accordingly, persons into whose possession in this announcement comes should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdiction.

(g) The Convertible Bond Offers and any acceptances will be governed by English law and be subject to the jurisdiction of the English courts. The City Code, so far as appropriate, applies to the Convertible Bond Offers.

APPENDIX 2

Particulars of the Loan Note Alternative

Only those BAA Shareholders whom have validly elected to receive Loan Notes pursuant to the Loan Note Alternative will be issued with Loan Notes.

The Loan Notes will be created and issued pursuant to a resolution of the board of directors of the Offeror (or a duly authorised committee) and will be constituted by the Loan Note Instrument. The Loan Notes will be guaranteed as to the principal amount only by The Royal Bank of Scotland plc (the "Guarantor") in accordance with the terms of the Loan Note Instrument.

The issue of the Loan Notes is conditional on the Share Offer becoming or being declared unconditional in all respects. If valid elections for the Loan Note Alternative have not been received in respect of at least £50 million nominal value of Loan Notes by the time the Share Offer becomes or is declared unconditional in all respects, no Loan Notes will be issued, in which event all BAA Shareholders accepting the Share Offer will receive cash in accordance with the terms of the Share Offer. Unless otherwise determined by the Offeror, the Loan Note Alternative is not available into, or to any person who is a citizen or resident of the United States, Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to make it so available would constitute a violation of the relevant laws of such jurisdiction, and will be subject to the terms and conditions to be set out in the Offer Documentation when issued.

Up to a maximum of £1 billion in aggregate nominal amount of Loan Notes will be available under the Loan Note Alternative and, to the extent that BAA Shareholders validly elect to receive Loan Notes pursuant to the Loan Note Alternative which in aggregate nominal amount exceed such amount, the entitlement of each BAA Shareholder who so validly elects will be scaled down pro rata to the number of BAA Shares in respect of which he has elected for the Loan Note Alternative.

The Loan Note Instrument will contain provisions, *inter alia*, to the following effect.

1. Form and Status

The Loan Notes will be issued by the Offeror, credited as fully paid, in amounts and integral multiples of £1 in nominal amount and will constitute unsecured obligations of the Offeror. The Loan Note Instrument will not contain any restrictions on borrowing, disposals or charging of assets by the Offeror. All fractional entitlements to the Loan Notes will be disregarded.

2. Interest

Until such time as the Loan Notes are repaid in full, interest on the outstanding Loan Notes will be payable in arrears (less any tax required by law to be deducted or withheld) on 30 June and 31 December in each year or, if any such day is not a Business Day, on the next following Business Day (each, an "Interest Payment Date"). The first payment of interest on the Loan Notes (the "First Payment Date") will be made on 31 December 2006 in respect of the period from (and including) the date of issue of the relevant Loan Note up to (but excluding) the First Payment Date. The period from (and including) the date of issue of the relevant Loan Note up to (but excluding) the First Payment Date and the period from (and including) the First Payment Date or any subsequent Interest Payment Date up to (but excluding) the next following Interest Payment Date is called an "Interest Period".

(a) The rate of interest on the Loan Notes for each Interest Period will be the rate per annum which is one half of one per cent. below LIBOR, as determined on the first Business Day of the relevant Interest Period. LIBOR means, in relation to any Interest Period the applicable British Bankers Association LIBOR rate for sterling in the Interest Period displayed on Telerate Page 3750 or Telerate Page 3740 (as appropriate) at or about 11.00 a.m. on the relevant quotation date.

(b) If the rate of interest cannot for whatever reason be established for an Interest Period in accordance with the provisions of paragraph 2(a) above, the rate of interest on the Loan Notes for such Interest Period shall be the rate determined by the Offeror to be the arithmetic mean (rounded, if necessary, to the nearest five decimal places with the midpoint rounded upwards) of the rates notified to the Offeror by each of the London offices of Citibank, N.A. and The Royal Bank of Scotland plc as the rate at which such banks are offering deposits in the required currency and for the required period in an amount comparable to that amount to prime banks in the London Interbank Market at or about 11.00 a.m. on the relevant quotation date.

(c) If the rate of interest cannot be established in accordance with the preceding provisions of this paragraph 2 for any Interest Period, the rate of interest on the Loan Notes for such Interest Period shall be the same as that during the previous Interest Period.

(d) Each payment of interest shall be made to the holders of the Loan Notes ("Noteholders") who are on the register at the close of business on the 20th day preceding the date of payment of such interest.

(e) Each instalment of interest shall be calculated on the basis of a 365-day year (or a 366-day year in the case of an interest payment date falling in a leap year) and the actual number of days elapsed in the relevant interest period.

(f) A certificate signed by a duly authorised officer of the Offeror shall be conclusive evidence of the interest rate and shall be binding on the Noteholders and the Offeror and the Guarantor.

(g) Unless otherwise determined by the Offeror, payments of interest in respect of the Loan Notes will not be made to addresses in the United States, Australia, Canada or Japan.

3. Deduction of tax

(a) The Offeror and the Guarantor will be entitled to deduct or withhold from any payments of interest or principal on the Loan Notes any amount for or on account of any present or future tax required by law to be deducted or withheld therefrom.

(b) The Offeror and the Guarantor shall not be obliged either to consider any application or request by or on behalf of a Noteholder to receive payments hereunder free from any deduction or withholding for or on account of tax or (to the extent permissible under law) to make any payments hereunder free from any such deduction or withholding, unless the Offeror has received from the relevant Noteholder such warranties, indemnities, undertakings, security and assurances as it may, in its absolute discretion, consider necessary and in such form as it may think fit.

(c) The Offeror and the Guarantor shall be entitled to deduct from any payment an amount equal to any tax (including any interest and penalties) for which the Offeror or the Guarantor is assessable as a result of its having failed to make a deduction or withholding of an amount for or on account of any tax from any previous payment to the same Noteholder required by law (including, without limitation, in the circumstances set out in section 349D(1) of the Income and Corporation Taxes Act 1988).

4. Repayment, redemption and purchase of Loan Notes

(a) Without prejudice to the provisions of paragraph 4(b) below, each Noteholder may at any time and from time to time, by written notice (which shall be irrevocable) sent to the Offeror (in the form endorsed on the Loan Note certificate) not later than 30 days before any Interest Payment Date (other than the Final Redemption Date) falling on or after the First Payment Date, require the Offeror to repay on the relevant Interest Payment Date all or some (being £1,000 nominal amount or any integral multiple thereof) of the Loan Notes held by such Noteholder, at their principal amount together with accrued interest (subject to any requirement to deduct tax therefrom) to (but excluding) the relevant date of repayment. On the expiry of any such notice, the Offeror will

be bound to repay the Loan Notes in respect of which such notice has been given as aforesaid.

(b) If, at any time:

(i) the aggregate nominal amount of the Loan Notes outstanding is less than £50 million; or

(ii) the aggregate nominal amount of all the Loan Notes outstanding represents less than 25 per cent. of the total nominal value of the Loan Notes issued in connection with the Share Offer; or

(iii) in the reasonable opinion of the Offeror, the interest payable on the Loan Notes falls, or is expected to fall, to be treated as non-deductible for tax purposes,

the Offeror shall be entitled, on giving to the remaining Noteholders not less than 30 days' notice in writing expiring on any Interest Payment Date, to redeem all (but not some only) of the outstanding Loan Notes at their principal amount together with accrued interest (subject to any requirements to deduct tax therefrom) up to (but excluding) the date of redemption.

(c) Any Loan Note not previously repaid, redeemed or purchased and cancelled, will be repaid on 31 December 2009 (the "Final Redemption Date"), in full at par together with accrued interest (subject to any requirements to deduct tax therefrom) up to (but excluding) that date.

(d) On redemption by the Offeror pursuant to paragraph 4(c) above, the Offeror may (if it so elects), by notice in writing to Noteholders giving not less than 28 days' notice ending on the Final Redemption Date pay each Noteholder, in lieu of and in satisfaction of the principal amount to be redeemed, an amount in US dollars equal to the amount in US dollars that the sterling amount equal to the principal amount of the Loan Notes to be redeemed could have purchased on the date being 28 days before the Final Redemption Date (at the spot rate for the purchase of US dollars with sterling certified by the Offeror) as prevailing at 11.00 a.m. (London time) on that day (or, if such day is not a Business Day, the next following Business Day), provided that such amount shall be not less than 99.5 per cent. or more than 100.5 per cent. (and, if it would otherwise be less than 99.5 per cent, it shall be equal to 99.5 per cent and, if it would otherwise be more than 100.5 per cent, it shall be equal to 100.5 per cent) in each case, of the amount in US dollars that the sterling principal amount of the Loan Notes to be redeemed could have purchased on the Final Redemption Date.

(e) Any Loan Notes repaid, purchased or redeemed will be cancelled and shall not be available for re-issue.

(f) Each Noteholder shall be entitled to require all of the Loan Notes held by him to be immediately repaid at par together with accrued interest (subject to any requirements to deduct tax therefrom) if:

(i) any principal or interest on any of the Loan Notes held by that Noteholder should fail to be paid in full in accordance with the provisions of the Loan Note Instrument;

(ii) the Offeror fails to perform or observe any of its other obligations under the Loan Note Instrument or the Loan Notes and (except in the case of a failure to observe a payment obligation under the terms of the Loan Note Instrument or the Loan Notes) such failure continues for a period of 30 days after written notice thereof has been given by the relevant Noteholder;

(iii) an encumbrancer takes possession of, or a trustee, receiver, administrator or similar officer is appointed or an administration order is made in respect of the Offeror or Guarantor or in respect of, the whole or a substantial part of the undertaking of the Offeror or Guarantor or any directly analogous proceedings in a relevant jurisdiction occur and such person has not been paid out or discharged within 30 days; or

(iv) an order is made or an effective resolution is passed for the winding-up or dissolution of the Offeror or Guarantor or any directly analogous proceedings in a relevant jurisdiction occur (other than for the purposes of a reconstruction or an amalgamation or a members' voluntary winding-up on terms previously approved by an Extraordinary Resolution (as defined in the Loan Note Instrument)).

(g) the Offeror will be entitled at any time on or after the date falling six months after the date of issue of the Loan Notes to redeem any Loan Notes by tender (available to all Noteholders alike), private treaty or otherwise, at any price agreed by the Noteholder(s).

5. Modification

The provisions of the Loan Note Instrument and the rights of the Noteholders will be subject to modification, abrogation or compromise in any respect with the sanction of an Extraordinary Resolution (as defined in the Loan Note Instrument) passed in accordance with the provisions of the Loan Note Instrument and with the consent of the Offeror and, where such modification, abrogation or compromise would affect the interests of the Guarantor, with the sanction of the Guarantor. The Offeror may amend the provisions of the Loan Note Instrument without such sanction if, in its opinion, such amendment would not be prejudicial to the interests of Noteholders or is of a formal, minor or technical nature or to correct an obvious error.

6. Substitution or exchange

The Loan Note Instrument will contain provisions entitling the Offeror to substitute:

(a) any other member or members of the Offeror Group in place of the Offeror as the principal debtor or debtors under the Loan Notes or to require all or any of the Noteholders to exchange the Loan Notes for loan notes of the same principal value issued on the same terms *mutatis mutandis* by any other member or members of the Offeror Group. References to the Offeror in this summary shall be construed accordingly; and

(b) any other clearing bank with its headquarters in the United Kingdom and with a credit rating of no less than Aa2 Stable / AA- Stable in place of Royal Bank of Scotland plc in connection with or following any refinancing of the debt incurred by the Offeror Group for the purposes of the acquisition of the share capital of BAA. References to the Guarantor in this summary shall be construed accordingly.

7. Registration, transfer and marketability

(a) The Loan Notes will be registered in amounts and multiples of £1. The Loan Notes will not be transferable.

(b) No application has been made or is intended to be made to any stock exchange for the Loan Notes to be listed or dealt in on any stock exchange.

(c) The Loan Notes that may be issued pursuant to the Share Offer are not, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. Unless the Offeror otherwise determines, the relevant clearances have not been, nor will they be, sought, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Australia, Canada or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence.

8. Prescription

Noteholders will cease to be entitled to amounts in respect of interest which remain unclaimed for a period of five years and to amounts due in respect of principal which remain unclaimed for a period of 10 years, in each case from the date on which the relevant payment first becomes due.

9. Guarantee

The obligations of the Offeror under the Loan Note Instrument will be guaranteed as to the principal amount only by the Guarantor, subject to the terms of the Loan Note Instrument.

10. Governing Law

The Loan Notes and the Loan Note Instrument will be governed by, and construed in accordance with, English law.

APPENDIX 3

Definitions

The following definitions apply throughout this announcement unless the context requires otherwise.

"2008 Convertible Bonds"	includes: (a) the issued and outstanding 2.94 per cent. Convertible Bonds due 2008 issued by BAA pursuant to a prospectus dated 20 March 2002; and (b) any further 2.94 per cent. Convertible Bonds due 2008 issued and forming a single series with the foregoing bonds which are unconditionally allotted or issued and fully paid, in any case, before the date on which the 2008 Convertible Bond Offer closes or before such earlier date as the Offeror (subject to the City Code) may determine not being earlier than the date on which the 2008 Convertible Bond Offer becomes or is declared unconditional
"2008 Convertible Bond Offer"	the cash offer to be made, outside the United States, by Citigroup Global Markets Limited and Macquarie Bank Limited on behalf of the Offeror and, in the United States, by the Offeror, to acquire the 2008 Convertible Bonds, including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer

"2009 Convertible Bonds"	includes: (a) the issued and outstanding 2.625 per cent. Convertible Bonds due 2009 issued by BAA pursuant to a prospectus dated 13 August 2003; and (b) any further 2.625 per cent. Convertible Bonds due 2009 issued and forming a single series with the foregoing bonds which are unconditionally allotted or issued and fully paid, in any case, before the date on which the 2009 Convertible Bond Offer closes or before such earlier date as the Offeror (subject to the City Code) may determine not being earlier than the date on which the 2009 Convertible Bond Offer becomes or is declared unconditional
"2009 Convertible Bond Offer"	the cash offer to be made, outside the United States, by Citigroup Global Markets Limited and Macquarie Bank Limited on behalf of the Offeror and, in the United States, by the Offeror, to acquire the 2009 Convertible Bonds, including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer
"ACCC"	Australian Competition and Consumer Commission
"Associate"	has the meaning given in section 430E of the Companies Act
"Authorisations"	authorisations, orders, directions, rules, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals
"Banks"	Citigroup, Royal Bank of Scotland, Banco Santander, HSBC and Calyon
"BAA"	BAA plc

"BAA ADR"	an American Depositary Receipt evidencing a BAA American Depositary Share, which represents one BAA Share
"BAA Board"	the board of directors of BAA
"BAA Convertible Bondholders"	the holders of BAA Convertible Bonds, from time to time
"BAA Convertible Bonds" or "Convertible Bonds"	the 2008 Convertible Bonds and the 2009 Convertible Bonds
"BAA Group"	BAA and its subsidiary undertakings
"BAA Share Schemes"	the BAA Deferred Annual Bonus Plan, the BAA Performance Share Plan, the BAA 1996 Executive Share Option Scheme, the BAA Sharesave Scheme, the BAA Share Incentive Plan and any other arrangements for involving the employees of BAA and members of its group in the share capital of BAA
"BAA Shareholders"	the holders of BAA Shares, from time to time

"BAA Shares"	includes: (a) the existing unconditionally allotted or issued and fully paid ordinary shares of 100 pence each in the capital of BAA; and (b) any further ordinary shares of 100 pence each in the capital of BAA which are unconditionally allotted or issued and fully paid (including, without limitation, any such shares unconditionally allotted or issued and fully paid pursuant to any exercise of any rights arising pursuant to the 2008 Convertible Bonds or the 2009 Convertible Bonds), in any case before the date on which the Share Offer closes or before such earlier date as the Offeror (subject to the City Code) may determine not being earlier than the date on which the Share Offer becomes or is declared unconditional as to acceptances, but excludes any shares held as treasury shares on such date as the Offeror may determine before the date on which the Share Offer closes (which may be a different date to the date referred to in (b) above)
"Business Day"	any day (other than Saturday or Sunday) on which banks are open for general business in London, United Kingdom
"CAA"	the United Kingdom Civil Aviation Authority
"CDP"	Caisse de Dépôt et Placement du Québec
"CDP Investor"	Airport Infrastructure Fund, L.P.
"City Code"	the City Code on Takeovers and Mergers
"Companies Act"	the Companies Act 1985, as amended
"Conditions"	the conditions to the Share Offer which are set out in paragraph 1.1 of Appendix 1 to this announcement and, where applicable, the condition to each of the Convertible Bond Offers set out in paragraph 2.1 of Appendix 1

"Consortium"	the consortium formed at the direction of Ferrovial Infra, CDP and GIC SI for the purpose of making the Offers
"Convertible Bond Offers"	the 2008 Convertible Bond Offer and the 2009 Convertible Bond Offer
"Deposit Agreement"	the deposit agreement between US Depositary, BAA and owners, holders and beneficial holders of BAA ADRs
"European Commission"	the Commission of the European Communities
"Ferrovial"	Grupo Ferrovial, S.A., a company incorporated under the laws of Spain
"Ferrovial Infra"	Ferrovial Infraestructuras, S.A., a company incorporated under the laws of Spain
"FGP Topco Limited"	FGP Topco Limited, a company incorporated under the laws of England and Wales with registered number 5723961 and whose registered office is at 20-22 Bedford Row, London WC1R 4JS
"Forms of Acceptance"	the forms of acceptance and authority (and, in the case of the Share Offer, election) in respect of the Share Offer, the 2008 Convertible Bond Offer and the 2009 Convertible Bond Offer, which will each accompany the Offer Document when issued
"GIC"	Government of Singapore Investment Corporation Pte Ltd, a company incorporated under the laws of Singapore
"GIC SI"	GIC Special Investments Pte Ltd, a company incorporated under the laws of Singapore
"GIC SI Investor"	Baker Street Investment Pte Limited, a company incorporated under the laws of Singapore
"HSBC"	HSBC Bank plc

"Listing Rules"	the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority's publication of the same name
"Loan Notes"	the loan notes of the Offeror to be issued pursuant to the Loan Note Alternative and to be guaranteed by The Royal Bank of Scotland plc
"Loan Note Alternative"	the alternative whereby BAA Shareholders (other than Restricted Overseas Persons and US Persons) validly accepting the Share Offer may elect, subject to certain limitations and conditions, to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Share Offer
"Loan Note Instrument"	the loan note instrument constituting the Loan Notes to be executed as a deed by the Offeror and Royal Bank of Scotland plc
"MAp"	a listed airport fund comprising three entities managed or advised by wholly owned subsidiaries of Macquarie Bank Limited
"Offer Document"	the document to be posted to BAA Shareholders, BAA Convertible Bondholders and others following the date of this announcement containing, amongst other things, the terms and conditions of the Share Offer and the Convertible Bond Offers and certain information about BAA, the Offeror and the Consortium
"Offeror Directors"	the directors of the Offeror (being, as at the date of this announcement, Juan Béjar Ochoa, Ghislain Gauthier and Ang Eng Seng)
"Offer Documentation"	the Offer Document and the accompanying Forms of Acceptance to be posted to BAA Shareholders, BAA Convertible Bondholders and others following the date of this announcement

"Offeror"	Airport Development and Investment Limited, a company incorporated under the laws of England and Wales with registered number 5757208 and whose registered office is at 20-22 Bedford Row, London WC1R 4JS
"Offeror Group"	FGP Topco Limited and its subsidiaries
"Offers"	the Share Offer and the Convertible Bond Offers
"Panel"	the Panel on Takeovers and Mergers
"Regulatory Information Service"	any of the services set out in schedule 12 to the Listing Rules
"Restricted Overseas Person"	a person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom the Offeror believes to be in, or resident in, Australia, Canada or Japan and persons in any other jurisdiction (other than persons in the UK) whom the Offeror is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which the Offeror regards as unduly onerous
"Share Offer"	the cash offer (including the Loan Note Alternative) to be made, outside the United States, by Citigroup Global Markets Limited and Macquarie Bank Limited on behalf of the Offeror and, in the United States (excluding the Loan Note Alternative), by the Offeror, to acquire the BAA Shares, including where the context so requires, any subsequent revision, variation, extension or renewal of such offer
"Substantial Interest"	a direct or indirect interest in 10 per cent. or more of the voting equity capital of an undertaking

"Third Party"	any central bank, ministry, governmental, quasi-governmental (including the European Union), supranational, statutory, regulatory or investigative body or authority (including any national or supranational anti-trust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction, including for the avoidance of doubt the Panel
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"US Business Days"	any day other than a Saturday, Sunday or a federal holiday in the US
"US Depositary"	The Bank of New York, 101 Barclay Street, 22nd Floor, New York, New York 10286, United States, as depositary under the Deposit Agreement
"US Exchange Act"	the United States Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder
"US Person"	a US person as defined in Regulation S under the US Securities Act
"US Regulatory Agencies"	the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission
"US Securities Act"	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

"Wider BAA Group"	BAA and the subsidiaries and subsidiary undertakings of BAA and associated undertakings (including any joint venture, partnership, firm or company in which any member of the BAA Group is interested or any undertaking in which BAA and such undertakings (aggregating their interests) have a Substantial Interest)
"Wider Offeror Group"	Ferrovial, GIC and CDP and the subsidiaries and subsidiary undertakings of Ferrovial, GIC and CDP, respectively and associated undertakings of Ferrovial, GIC and CDP, respectively (including any joint venture, partnership, firm or company in which Ferrovial, GIC or CDP, respectively has a Substantial Interest) and including any member of the Offeror Group but excluding any member of the Wider BAA Group

For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act).

APPENDIX 4

Sources and bases of information

1. General

Unless otherwise stated, financial information relating to BAA has been extracted or derived, without material adjustment, from the audited financial statements of BAA for the year ended 31 March 2005, the unaudited interim results for the six months ended 30 September 2005 and BAA's trading statement dated 28 March 2006.

Unless otherwise stated, financial information relating to Ferrovial and its group has been extracted or derived, without material adjustment, from Ferrovial's website (www.ferrovial.es).

Unless otherwise stated, financial information relating to CDP and its group has been extracted or derived, without material adjustment, from CDP's website (www.lacaisse.com).

Unless otherwise stated, financial information relating to GIC SI and its group has been extracted or derived, without material adjustment, from GIC's website (www.gic.com.sg).

The reference, in paragraph 5 of the announcement, to GIC managing more than US$100 billion has been sourced from GIC's website (www.gic.com.sg).

Other information relating to BAA has been extracted or derived, without material adjustment, from BAA's website (www.baa.com) and BAA's trading statement dated 28 March 2006.

Unless otherwise stated, information relating to the Offeror has been provided by the Offeror Directors.

2. Share prices

Unless otherwise stated, all prices quoted for BAA Shares have been derived from the Daily Official List of the London Stock Exchange and represent closing middle market prices on the relevant date.

3. Value of the Share Offer

The value placed by the Share Offer on the entire existing issued share capital, and other statements made by reference to the existing issued share capital, of BAA are based on, as applicable, the Share Offer price of 810 pence per BAA Share and 1,080,530,877 BAA Shares being in issue (as sourced from the Regulatory Information Service

announcement released by BAA on 6 April 2006 in accordance with Rule 2.10 of the City Code).

4. Exchange rates

The exchange rates for the conversion of Canadian dollars (CA$), US dollars (US$) and Euros (€) into pounds sterling (£) have been derived from WM Reuters figures from Datastream and are based on the exchange rates as at 6 April 2006 (4.00 pm GMT).

Document filed with the terms, conditions and information on the takeover bid for BAA

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

Airport Development and Investment Limited is the company formed by the members of the consortium comprising Ferrovial Infraestructuras, S.A., a wholly-owned subsidiary of Grupo Ferrovial, S.A., with Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd to make the offers to acquire all of the capital issued and to be issued by BAA plc ("BAA") and all the bonds that are convertible into shares of BAA (the "Offers").

The Board of Directors of Airport Development and Investment Limited announced today, through the London Stock Exchange Regulatory Information System, that the terms and conditions of the Offers and the information required in the United Kingdom for the takeover bid for BAA (the "Offer Document") have been sent to the shareholders of BAA and have been made available to the holders of bonds convertible into shares of BAA on this same date, with the corresponding "Forms of Acceptance", all in accordance with the procedures established in English law for this purpose.

The deadline for acceptance of the Offers is 3 pm London time on 18 May 2006.
Madrid, 20 April 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.